AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1997
                                                           REGISTRATION NO. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             ST. JUDE MEDICAL, INC.
             (Exact name of registrant as specified in its charter)

                MINNESOTA                                       3841                                41-1276891
         (State or other jurisdiction of            (Primary Standard Industrial                 (I.R.S. Employer
         incorporation or organization)                Classification Number)                    Identification Number)

                               ONE LILLEHEI PLAZA
                            ST. PAUL, MINNESOTA 55117
                                 (612) 483-2000
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                                KEVIN T. O'MALLEY
                       VICE PRESIDENT AND GENERAL COUNSEL
                             ST. JUDE MEDICAL, INC.
                               ONE LILLEHEI PLAZA
                            ST. PAUL, MINNESOTA 55117
                                 (612) 483-2000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

          DENNIS J. BLOCK                            BENJAMIN F. STAPLETON
    WEIL, GOTSHAL & MANGES LLP                        SULLIVAN & CROMWELL
         767 FIFTH AVENUE                              125 BROAD STREET
     NEW YORK, NEW YORK  10153                     NEW YORK, NEW YORK  10004
          (212) 310-8000                                (212) 558-4000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger (the "Merger") of Ventritex, Inc., a Delaware corporation ("Ventritex"), with and into Pacesetter, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant, as described in the Agreement and Plan of Merger, dated as of October 23, 1996, as amended by Amendment No. 1 thereto, dated as of March 28, 1997, attached as Annex A to the Proxy Statement/Prospectus forming part of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:


                            ------------------------

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                                          Proposed
          TITLE OF EACH CLASS OF                    Amount       Proposed Maximum          Maximum              Amount of
        SECURITIES TO BE REGISTERED                  to be        Offering Price          Aggregate        Registration Fee(4)
                                                 Registered(1)      Per Unit(2)       Offering Price(3)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.10 per share           12,306,160          $32.50            $399,950,200            $121,197
===================================================================================================================================

(1) The amount of common stock, par value $0.10 per share, of the Registrant ("St. Jude Medical Common Stock") to be registered hereunder has been determined on the basis of the exchange rate for such shares in the Merger (i.e., 0.5 of a share of St. Jude Medical Common Stock for each share of common stock, par value $0.001 per share, of Ventritex ("Ventritex Common Stock")).
(2) Represents the quotient obtained by dividing (i) the proposed maximum aggregate offering price (determined as described in note (3) below) and
    (ii) the number of shares of St. Jude Medical Common Stock being registered hereunder.
(3) Estimated pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee payable herewith. Represents the product of (i) $16.25 (the average of the high and low sales prices per share of Ventritex Common Stock as reported on the Nasdaq Stock Market on April 2, 1997) and (ii) 24,612,320 (the maximum number of shares of Ventritex Common Stock which will be converted into shares of St. Jude Medical Common Stock in the Merger).
(4) Pursuant to Rules 0-11 and 14a-6(i) under the Securities Exchange Act of 1934, as amended, a fee of $98,366 was paid on January 21, 1997 upon the initial filing by Ventritex with the Commission of its preliminary proxy materials relating to the Merger. Pursuant to such Rules and Rule 457(b) under the Securities Act, the registration fee payable herewith has been reduced by the amount of the fee previously paid upon the filing of such preliminary proxy materials. Accordingly, the balance of $22,831 has been paid to the Commission with the initial filing of this Registration Statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                         [Letterhead of Ventritex, Inc.]

                                 April 10, 1997


Dear Stockholder:

    As you may be aware, Ventritex has entered into an agreement to merge into Pacesetter, Inc., a subsidiary of St. Jude Medical, Inc. At a Special Meeting of Stockholders of Ventritex to be held on May 9, 1997, you will be asked to approve and adopt the Agreement and Plan of Merger, dated as of October 23, 1996, as amended by Amendment No. 1 thereto, dated as of March 28, 1997, among Ventritex, Pacesetter and St. Jude Medical (the "Merger Agreement"). The accompanying Proxy Statement/Prospectus presents the details of this proposed strategic merger.

    In the merger, each share of Ventritex common stock (other than shares held by St. Jude Medical, Pacesetter or any other subsidiary of St. Jude Medical) will be converted into the right to receive 0.5 of a share of St. Jude Medical common stock (the "Exchange Ratio"). We estimate that the shares of St. Jude Medical common stock to be issued to Ventritex stockholders in the merger will represent on a fully-diluted basis approximately 13.2% of the outstanding common stock of St. Jude Medical after the Merger.

    The Board of Directors of Ventritex has carefully reviewed the terms and conditions of the Merger Agreement. In addition, the Board of Directors of Ventritex has received a written opinion from its financial advisor, Goldman, Sachs & Co., to the effect that as of March 28, 1997, and based upon and subject to various qualifications and assumptions described therein, the Exchange Ratio was fair to the holders of Ventritex common stock.

    Ventritex's Board of Directors has determined that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, its stockholders. Accordingly, the Board of Directors has approved the Merger Agreement and recommends that you vote FOR its approval and adoption.

    For further information regarding the merger and the potential benefits of the merger, I urge that you read carefully the accompanying Notice of Special Meeting of Stockholders and Proxy Statement/Prospectus.

    The affirmative vote of the holders of a majority of the outstanding shares of Ventritex common stock is necessary for approval and adoption of the Merger Agreement.

    If the Merger Agreement is approved and the Merger is consummated, you will be sent a letter of transmittal with instructions for surrendering your certificates representing shares of Ventritex common stock. Please do not send your share cer

    IN ORDER THAT YOUR SHARES MAY BE REPRESENTED AT THE SPECIAL MEETING, YOU ARE URGED PROMPTLY TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. If you attend the Special Meeting and desire to revoke your proxy in writing and vote in person, you may do so; in any event, a proxy may be revoked in writing at any time before it is exercised. Your prompt cooperation will be appreciated.

                                  Sincerely,

                                  Frank M. Fischer
                                  President and Chief Executive Officer

                                 VENTRITEX, INC.
                             701 East Evelyn Avenue
                           Sunnyvale, California 94086

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD ON MAY 9, 1997


To the Stockholders of VENTRITEX, INC.:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Ventritex Special Meeting") of Ventritex, Inc., a Delaware corporation ("Ventritex"), will be held on May 9, 1997, at 701 East Evelyn Avenue, Sunnyvale, California 94086, commencing at 9:00 a.m., local time, for the following purpose:

                  To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 23, 1996, as amended by Amendment No. 1 thereto, dated as of March 28, 1997, among St. Jude Medical, Inc., a Minnesota corporation ("St. Jude Medical"), Pacesetter, Inc., a Delaware corporation and a wholly owned subsidiary of St. Jude Medical ("Pacesetter"), and Ventritex (the "Merger Agreement"), pursuant to which, among other things, (a) Ventritex will be merged with and into Pacesetter (the "Merger"), with Pacesetter as the surviving corporation of the Merger, and (b) each outstanding share of common stock, par value $0.001 per share, of Ventritex (other than shares held by St. Jude Medical, Pacesetter or any other subsidiary of St. Jude Medical) will be converted into the right to receive 0.5 of a share of common stock, par value $0.10 per share, of St. Jude Medical.

    A copy of the Merger Agreement is attached as Annex A to the accompanying Proxy Statement/Prospectus.

    Stockholders of record at the close of business on April 10, 1997 are entitled to notice of, and to vote at, the Ventritex Special Meeting and any adjournment or postponement of the Ventritex Special Meeting.

    All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.

                               By Order of the Board of Directors,

                               Frank M. Fischer
                               President and Chief Executive Officer

Sunnyvale, California
April 10, 1997

    WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. DO NOT SEND ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

PROXY STATEMENT/PROSPECTUS


                                 VENTRITEX, INC.

                          PROXY STATEMENT RELATING TO A
                         SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD ON MAY 9, 1997
                    -----------------------------------------

                             ST. JUDE MEDICAL, INC.

                             PROSPECTUS RELATING TO
                        12,306,160 SHARES OF COMMON STOCK
                    -----------------------------------------


 This Proxy Statement/Prospectus is being furnished to holders of shares of common stock, par value $0.001 per share, of Ventritex, Inc. ("Ventritex Common Stock"), a Delaware corporation ("Ventritex"), in connection with the solicitation of proxies by the Board of Directors of Ventritex (the "Ventritex Board") for use at a special meeting of the holders of Ventritex Common Stock to be held at 701 East Evelyn Avenue, Sunnyvale, California 94086, on May 9, 1997, convening at 9:00 a.m., local time, and at any adjournments or postponements thereof (the "Ventritex Special Meeting"). At the Ventritex Special Meeting, holders of record as of April 10, 1997 (the "Record Date") of Ventritex Common Stock will be requested to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 23, 1996, as amended by Amendment No. 1 thereto, dated as of March 28, 1997, among St. Jude Medical, Inc., a Minnesota corporation ("St. Jude Medical"), Pacesetter, Inc., a Delaware corporation and a wholly owned subsidiary of St. Jude Medical ("Pacesetter"), and Ventritex (as amended, the "Merger Agreement"). Pursuant to the Merger Agreement, (i) Ventritex will be merged with and into Pacesetter (the "Merger"), with Pacesetter being the surviving corporation in the Merger (Pacesetter being sometimes hereinafter referred to in such context as the "surviving corporation"), and (ii) each share of Ventritex Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than shares held by St. Jude Medical, Pacesetter or any other subsidiary of St. Jude Medical) will be converted into the right to receive 0.5 (the "Exchange Ratio") of a share of common stock, par value $0.10 per share, of St. Jude Medical ("St. Jude Medical Common Stock"), all as more fully described in this Proxy Statement/Prospectus and as set forth in the Merger Agreement. No fractional shares of St. Jude Medical Common Stock will be issued in the Merger to holders of Ventritex Common Stock. Holders of Ventritex Common Stock otherwise entitled to a fractional share of St. Jude Medical Common Stock will be paid the value of such fractional share in cash as described in this Proxy Statement/Prospectus. A copy of the Merger Agreement is attached as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference.

 Based upon the number of outstanding shares of Ventritex Common Stock and St. Jude Medical Common Stock as of the Record Date, holders of Ventritex Common Stock immediately prior to the Effective Time will own, in the aggregate, on a fully-diluted basis approximately 13.2% of the St. Jude Medical Common Stock outstanding immediately after the Effective Time.

 Because the market price of shares of St. Jude Medical Common Stock is inherently subject to fluctuation, the value of the shares of St. Jude Medical Common Stock that holders of shares of Ventritex Common Stock will receive in the Merger may increase or decrease prior to the Effective Time. The Merger Agreement does not contain any minimum or maximum price protection provisions and the Exchange Ratio is not subject to adjustment. On

April 8, 1997, the closing sales price per share of St. Jude Medical Common Stock on the New York Stock Exchange was $_____ and the last reported sales price per share of Ventritex Common Stock on the Nasdaq Stock Market was $_____.

 This document, in addition to constituting Ventritex's Proxy Statement relating to the Ventritex Special Meeting, also includes and constitutes the Prospectus filed by St. Jude Medical with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), as part of St. Jude Medical's Registration Statement on Form S-4 (together with all amendments thereto, the "Registration Statement") relating to the St. Jude Medical Common Stock issuable pursuant to the Merger Agreement to holders of outstanding shares of Ventritex Common Stock (including shares that may become outstanding prior to the closing of the Merger upon the exercise of options for the purchase of Ventritex Common Stock).

 All information concerning St. Jude Medical contained (or, as permitted by applicable rules and regulations of the Commission, incorporated by reference with respect to St. Jude Medical) in this Proxy Statement/Prospectus has been furnished or prepared by St. Jude Medical, and all information concerning Ventritex contained (or, as permitted by applicable rules and regulations of the Commission, incorporated by reference with respect to Ventritex) in this Proxy Statement/Prospectus has been furnished or prepared by Ventritex.

  THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE
   NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
     OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
     ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

 This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to holders of record of Ventritex Common Stock on or about April 11, 1997.



         The date of this Proxy Statement/Prospectus is April 10, 1997.


                                                   TABLE OF CONTENTS

                                                                                                                  Page


 AVAILABLE INFORMATION.............................................................................................(i)

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................................................(ii)

 FORWARD-LOOKING STATEMENTS...................................................................................... (iv)

 SUMMARY........................................................................................................... 1
 The Companies..................................................................................................... 1
 The Ventritex Special Meeting..................................................................................... 2
 The Merger........................................................................................................ 2
 Certain Conditions to the Merger.................................................................................. 6

 SELECTED HISTORICAL FINANCIAL DATA.................................................................................9

 SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA....................................................12

 COMPARATIVE PER SHARE DATA........................................................................................14

 CAPITALIZATION....................................................................................................16

 COMPARATIVE MARKET PRICE INFORMATION..............................................................................17

 CERTAIN RISK FACTORS..............................................................................................19

 THE VENTRITEX SPECIAL MEETING.....................................................................................24

 THE MERGER........................................................................................................26
 Background of the Merger..........................................................................................26
 Reasons for the Merger............................................................................................30
 Opinion of Ventritex's Financial Advisor..........................................................................33
 Management of Pacesetter After the Merger.........................................................................40
 Interests of Certain Persons in the Merger........................................................................40
 Accounting Treatment..............................................................................................41
 Certain Federal Income Tax Consequences...........................................................................41
 Regulatory Matters................................................................................................42
 Federal Securities Law Consequences...............................................................................43
 Stock Market Quotation............................................................................................43
 No Appraisal Rights...............................................................................................43

 THE MERGER AGREEMENT..............................................................................................45
 The Merger........................................................................................................45
 Effective Time....................................................................................................45
 Conversion of Shares; Exchange of Stock Certificates; No Fractional Shares....................................... 45
 Treatment of Stock Options........................................................................................46







 Representations and Warranties....................................................................................47
 Certain Covenants.................................................................................................48
 Conditions........................................................................................................53
 Termination.......................................................................................................54
 Fees and Expenses.................................................................................................55
 Amendment.........................................................................................................55
 Extension; Waiver.................................................................................................56
 Assignment........................................................................................................56
 Form of Employment Agreement......................................................................................56

 CERTAIN INFORMATION CONCERNING ST. JUDE MEDICAL ..................................................................58

 CERTAIN INFORMATION CONCERNING VENTRITEX..........................................................................66

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS.......................................................69

 DESCRIPTION OF ST. JUDE MEDICAL COMMON STOCK......................................................................76

 COMPARISON OF STOCKHOLDERS' RIGHTS................................................................................77

 LEGAL MATTERS.....................................................................................................82

 EXPERTS...........................................................................................................82



                                                        ANNEXES

Annex A  Agreement and Plan of Merger, dated as of October 23, 1996, among St. Jude Medical, Inc., Pacesetter, Inc. and Ventritex, Inc.......................................A-1-1

         Amendment No. 1, dated as of March 28, 1997, to the Agreement and Plan of Merger among St. Jude Medical, Inc., Pacesetter, Inc. and Ventritex, Inc.............................A-2-1

Annex B  Opinion of Goldman, Sachs & Co...........................................................................B-1


                              AVAILABLE INFORMATION

 St. Jude Medical and Ventritex are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file periodic reports, proxy statements and other information with the Commission. The periodic reports, proxy statements and other information filed by St. Jude Medical and Ventritex with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also are available for inspection at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained, at prescribed rates, from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, St. Jude Medical and Ventritex are each required to file electronic versions of certain material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Ventritex Common Stock is quoted on the Nasdaq Stock Market, and periodic reports, proxy statements and other information filed by Ventritex may be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. The St. Jude Medical Common Stock was quoted on the Nasdaq Stock Market until November 29, 1996. Effective December 2, 1996, the St. Jude Medical Common Stock became listed and commenced trading on the New York Stock Exchange. Periodic reports, proxy statements and other information filed by St. Jude Medical through November 29, 1996 may be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, at the address listed above, and periodic reports, proxy statements and other information filed by St. Jude Medical from and after November 29, 1996 may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

 If the Merger is consummated, St. Jude Medical will continue to file periodic reports, proxy statements and other information with the Commission pursuant to the Exchange Act and, upon application to the Commission, Ventritex no longer will be subject to the informational and certain other requirements of the Exchange Act.

 St. Jude Medical has filed the Registration Statement on Form S-4 under the Securities Act with respect to the shares of St. Jude Medical Common Stock to be issued pursuant to the Merger. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted as permitted by applicable rules and regulations of the Commission. For further information with respect to Ventritex, St. Jude Medical and the St. Jude Medical Common Stock, reference hereby is made to the Registration Statement (including the exhibits and schedules thereto). Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document (if any) filed as an exhibit to the Registration Statement or such other documents, each such statement being qualified in all respects by such reference.





                                       (i)

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

 The following documents previously filed by St. Jude Medical (File No. 0-8672) with the Commission pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

 (i) St. Jude Medical's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

 (ii) St. Jude Medical's Current Report on Form 8-K/A dated February 4, 1997;
 and

 (iii) The description of the St. Jude Medical Common Stock contained in St. Jude Medical's registration statements on Form 8-A dated April 28, 1978 and June 10, 1987, as amended.

 The following documents previously filed by Ventritex (File No. 0-19713) with the Commission pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

 (i) Ventritex's Annual Report on Form 10-K (as amended by Forms 10-K/A) for the fiscal year ended June 30, 1996;

 (ii) Ventritex's Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1996 and December 31, 1996;

 (iii) Ventritex's Current Report on Form 8-K dated October 29, 1996 and Current Report on Form 8-K/A dated April 3, 1997; and

 (iv) The description of the Ventritex Common Stock and the associated preferred stock purchase rights contained in Ventritex's registration statements on Form 8-A dated December 6, 1991 and August 18, 1994, as amended.

 All documents filed with the Commission by St. Jude Medical and Ventritex, respectively, pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Ventritex Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed.

 Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof. All information appearing in this Proxy Statement/Prospectus is qualified in its entirety by the information and financial statements (including the notes thereto) contained in the documents incorporated herein by reference, except to the extent set forth in the immediately preceding sentence.

 Copies of any document incorporated in this Proxy Statement/Prospectus by reference (other than exhibits to such documents which are not specifically incorporated by reference therein) are available without charge to any person to whom this Proxy Statement/Prospectus is delivered, upon written or oral request to, in the case of documents relating to St. Jude Medical, One Lillehei Plaza, St. Paul, Minnesota 55117, Attention: Investor Relations, telephone: (612) 483-2000, and, in the case of documents relating to Ventritex, 701 East Evelyn Avenue, Sunnyvale, California 94086, Attention: Investor Relations, telephone:
(408) 738-4883. To ensure timely delivery of such documents, any request should be made before April 28, 1997.




                                      (ii)

 NO PERSON IS AUTHORIZED TO PROVIDE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. ANY INFORMATION OR REPRESENTATIONS WITH RESPECT TO SUCH MATTERS NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ST. JUDE MEDICAL OR VENTRITEX. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ST. JUDE MEDICAL OR VENTRITEX SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF, AS THE CASE MAY BE.




                                      (iii)

                           FORWARD-LOOKING STATEMENTS

 CERTAIN INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING STATEMENTS AS TO THE BENEFITS OF THE MERGER, SYNERGIES EXPECTED TO BE REALIZED AS A RESULT OF THE MERGER, AND AS TO THE FUTURE FINANCIAL PERFORMANCE OF ST. JUDE MEDICAL AND THE SURVIVING CORPORATION, MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS." THERE ARE NUMEROUS FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SUGGESTED BY SUCH FORWARD LOOKING STATEMENTS, INCLUDING THE FACTORS SET FORTH IN "CERTAIN RISK FACTORS." THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES CERTAIN "SAFE HARBOR" PROTECTION FOR FORWARD-LOOKING STATEMENTS IN ORDER TO ENCOURAGE COMPANIES TO PROVIDE PROSPECTIVE INFORMATION ABOUT THEIR BUSINESSES. FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WERE NOT PREPARED IN COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FINANCIAL FORECASTS. ALTHOUGH EACH OF ST. JUDE MEDICAL AND VENTRITEX BELIEVE THAT THE ASSUMPTIONS UPON WHICH ITS FORWARD-LOOKING STATEMENTS WERE BASED WERE REASONABLE WHEN MADE, BECAUSE SUCH ASSUMPTIONS ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT AND ARE BEYOND ST. JUDE MEDICAL'S AND VENTRITEX'S CONTROL, THERE CAN BE NO ASSURANCE, AND NO REPRESENTATION OR WARRANTY IS MADE, THAT THE ESTIMATES CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS WILL BE REALIZED. NONE OF ST. JUDE MEDICAL, VENTRITEX, OR ANY OF THEIR RESPECTIVE AGENTS, EMPLOYEES OR ADVISORS INTEND OR HAVE ANY DUTY OR OBLIGATION TO SUPPLEMENT, AMEND, UPDATE OR REVISE ANY OF THE FORWARD-LOOKING STATEMENTS SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS. NEITHER ST. JUDE MEDICAL'S NOR VENTRITEX'S INDEPENDENT AUDITORS HAVE EXAMINED OR COMPILED SUCH STATEMENTS OR APPLIED ANY PROCEDURES WITH RESPECT TO SUCH STATEMENTS. ACCORDINGLY, SUCH AUDITORS HAVE NOT EXPRESSED ANY OPINION OR OTHER FORM OF ASSURANCES WITH RESPECT TO SUCH STATEMENTS.






                                      (iv)

                                     SUMMARY

 The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere, or incorporated by reference, in this Proxy Statement/Prospectus and the Annexes hereto. Stockholders are urged to read this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated herein by reference carefully and in their entirety. Unless otherwise defined herein, all capitalized terms used in this summary have the respective meanings assigned to them elsewhere in this Proxy Statement/Prospectus.

 All share and per share data in this Proxy Statement/Prospectus have been adjusted to give effect to all stock splits of Ventritex Common Stock and St. Jude Medical Common Stock effected prior to the date hereof.


                                  THE COMPANIES

ST. JUDE MEDICAL, INC.................  St. Jude Medical designs, develops, manufactures and sells medical devices
                                        and provides services for the
                                        cardiovascular segment of the medical
                                        device market. St. Jude Medical's
                                        products are sold in more than 100
                                        countries. Principal products are heart
                                        valve disease management products,
                                        including mechanical and tissue heart
                                        valves and annuloplasty ring products,
                                        cardiac rhythm management products,
                                        including bradycardia pulse generators,
                                        leads and programmers, and specialized
                                        cardiovascular devices for the
                                        electrophysiology and interventional
                                        cardiology markets. The main markets for St. Jude Medical's products are the United States, Western Europe and Japan. St. Jude Medical's executive offices are located at One Lillehei Plaza, St. Paul, Minnesota 55117, and its telephone number is (612) 483-2000. As used in this Proxy Statement/Prospectus, the term "St. Jude Medical" refers to St. Jude Medical, Inc. and its wholly owned subsidiaries, unless the context otherwise requires. See "Certain Information Concerning St. Jude Medical."

PACESETTER, INC.......................  Pacesetter, a wholly owned subsidiary of
                                        St. Jude Medical, designs, develops,
                                        manufactures and markets cardiac pulse
                                        generators and leads, commonly referred
                                        to as pacemakers. Pacesetter is
                                        headquartered in Sylmar, California and
                                        has manufacturing facilities in Phoenix,
                                        Arizona, Sweden and Scotland. On
                                        November 29, 1996, Pacesetter and
                                        certain of its affiliates consummated
                                        the acquisition of substantially all of
                                        the assets of the cardiac arrhythmia
                                        device business conducted
                                        internationally by Telectronics Pacing
                                        Systems, Inc. ("Telectronics") and
                                        certain of its affiliates (Telectronics
                                        and such affiliates being collectively
                                        referred to as the "Telectronics Group")
                                        (the "Telectronics Acquisition"). See
                                        "Certain Information Concerning St. Jude
                                        Medical."

VENTRITEX, INC........................  Ventritex designs, develops, manufactures and sells implantable
                                        cardioverter defibrillators ("ICDs") and related products for the treatment of ventricular tachycardia and ventricular fibrillation, two of the most serious and life- threatening forms of abnormal heart rhythms. Ventritex's principal product, the Contour V-145 implantable defibrillator, is an electronic device that is implanted in the patient's pectoral (chest) or abdominal region and is connected to the patient's heart with defibrillation leads, which are typically implanted transvenously. The main markets for Ventritex's products are the United States and Western Europe. Ventritex's executive offices are located at 701 East Evelyn Avenue, Sunnyvale, California 94086, and its telephone number is (408) 738-4883. As used in this Proxy Statement/Prospectus, the term "Ventritex" refers to Ventritex, Inc. and its wholly owned subsidiaries, unless the context otherwise requires. See "Certain Information Concerning Ventritex."


                          THE VENTRITEX SPECIAL MEETING

DATE AND PLACE OF THE MEETING.........  The Ventritex Special Meeting will be held on May 9, 1997, at 701 East Evelyn
                                        Avenue, Sunnyvale, California 94086,
                                        commencing at 9:00 a.m., local time.

STOCKHOLDERS ENTITLED TO VOTE.........  The Ventritex Board has fixed April 10,
                                        1997 as the Record Date for the
                                        Ventritex Special Meeting. Holders of
                                        record of shares of Ventritex Common
                                        Stock at the close of business on the
                                        Record Date are entitled to notice of
                                        and to vote at the Ventritex Special
                                        Meeting. As of the Record Date there
                                        were approximately 20,855,865 shares of
                                        Ventritex Common Stock outstanding, each of which will be entitled to one vote on each matter to be acted upon or which may properly come before the Ventritex Special Meeting.

PURPOSES OF THE MEETING...............  The purpose of the Ventritex Special
                                        Meeting is to consider and vote upon a
                                        proposal to approve and adopt the Merger
                                        Agreement.

VOTES REQUIRED........................  The approval and adoption of the Merger
                                        Agreement will require the affirmative
                                        vote of the holders of a majority of the shares of Ventritex Common Stock outstanding on the Record Date.


                                   THE MERGER

EFFECTS OF THE MERGER; MERGER
 CONSIDERATION; NO FRACTIONAL
 SHARES...............................  Upon consummation of the Merger: (i)
                                        Ventritex will be merged with and into
                                        Pacesetter, a wholly owned subsidiary of St. Jude Medical, with Pacesetter being the surviving corporation of the Merger;
                                        (ii) each share of Ventritex Common
                                        Stock issued and outstanding immediately prior to the Effective Time (other than shares held by St. Jude Medical, Pacesetter or any other subsidiary of St. Jude Medical) will be converted into the right to receive 0.5 (the Exchange Ratio) of a fully paid and non-assessable share of St. Jude Medical Common Stock; and (iii) at the Effective Time, each holder of a certificate representing shares of Ventritex Common Stock will cease to have any rights with respect to such shares, except the right to receive the number of shares of St. Jude Medical Common Stock specified above and cash payable in lieu of fractional share interests in accordance with the Merger Agreement. See "The Merger Agreement."

                                        Based upon the number of outstanding
                                        shares of St. Jude Medical Common Stock
                                        and Ventritex Common Stock,
                                        respectively, as of the Record Date, and after giving effect to the Merger, the stockholders of Ventritex immediately prior to the Effective Time will own, in the aggregate, on a fully-diluted basis approximately 13.2% of the St. Jude Medical Common Stock outstanding immediately after the Effective Time.

EFFECTIVE TIME OF THE MERGER..........  The Merger will be consummated upon the filing of a Certificate of Merger with
                                        the Secretary of State of the State of
                                        Delaware. The Effective Time will occur
                                        as promptly as practicable after the
                                        requisite approval of Ventritex's
                                        stockholders has been obtained and all
                                        other conditions to the Merger have been satisfied or waived.

EXCHANGE OF CERTIFICATES..............  After the Effective Time, holders of record of Ventritex Common Stock at the
                                        Effective Time will receive from
                                        American Stock Transfer & Trust Company, as exchange agent (the "Exchange Agent"), or another bank or trust company designated by St. Jude Medical and reasonably acceptable to Ventritex, for the benefit of the holders of Ventritex Common Stock, instructions and letters of transmittal for exchanging certificates evidencing shares of Ventritex Common Stock for the number of shares of St. Jude Medical Common Stock that they are entitled to receive in the Merger based on the Exchange Ratio. HOLDERS OF VENTRITEX COMMON STOCK SHOULD NOT SURRENDER THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS AND LETTERS OF TRANSMITTAL. See "The Merger Agreement-Conversion of Shares; Exchange of Certificates; No Fractional Shares." In the event that a certificate evidencing shares of Ventritex Common Stock has been lost, stolen, destroyed or is not properly registered, the holder thereof is urged, in order to avoid delays and additional expense, to notify Ventritex's registrar and transfer agent, ChaseMellon Shareholder Services, of such fact to arrange for the issuance of replacement certificates.

RECOMMENDATION OF THE
  BOARD OF DIRECTORS OF
  VENTRITEX; REASONS FOR
  THE MERGER..........................  The Ventritex Board has approved the
                                        Merger Agreement (by the unanimous vote
                                        of all directors present) and recommends that holders of Ventritex Common Stock vote in favor of the approval and adoption of the Merger Agreement. The recommendation of the Ventritex Board is based on a number of strategic, operating and financial factors as described in "The Merger-Reasons for the Merger."

OPINION OF VENTRITEX'S
 FINANCIAL ADVISOR....................  Goldman, Sachs & Co. ("Goldman Sachs")
                                        has delivered its written opinion, dated
                                        March 28, 1997, to the Ventritex Board
                                        to the effect that, as of such date, and based upon and subject to various qualifications and assumptions described therein, the Exchange Ratio was fair to the holders of Ventritex Common Stock. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. HOLDERS OF VENTRITEX COMMON STOCK SHOULD READ SUCH OPINION IN ITS ENTIRETY. See "The Merger--Opinion of Ventritex's Financial Advisor."

MANAGEMENT OF PACESETTER
 AFTER THE MERGER.....................  The directors and officers of Pacesetter at the Effective Time will continue as
                                        the initial directors and officers of
                                        the surviving corporation after the
                                        Merger. The officers of Ventritex at the Effective Time will be the initial officers of the Ventritex division of the surviving corporation after the Merger. In connection with the Merger, it is contemplated that Pacesetter will enter into employment agreements with 18 employees of Ventritex as of the Effective

                                        Time. See "The Merger-Management of
                                        Pacesetter After the Merger" and "The
                                        Merger-Interests of Certain Persons in
                                        the Merger."

INTERESTS OF CERTAIN
 PERSONS IN THE MERGER................  All outstanding stock options for the purchase of Ventritex Common Stock were
                                        granted pursuant to option agreements
                                        that provide that in the event of a
                                        merger of Ventritex with or into another corporation, each outstanding option may be assumed, or an equivalent option or right may be substituted, by the successor corporation or a parent or subsidiary of the successor corporation. Pursuant to the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of Ventritex Common Stock will be cancelled and St. Jude Medical will issue in lieu thereof an option (on substantially the same terms and conditions) to acquire that number of shares of St. Jude Common Stock that the holder of such option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a per share price equal to the aggregate exercise price for the Ventritex Common Stock previously purchasable pursuant to the cancelled option divided by the number of shares of St. Jude Medical Common Stock purchasable under the replacement option. See "The Merger--Interests of Certain Person in the Merger--Ventritex Stock Options" and "The Merger Agreement--Treatment of Stock Options."

                                        Ventritex has adopted a severance plan
                                        (the "Severance Plan") covering certain
                                        of its employees, including each of its
                                        officers. The Severance Plan provides
                                        that upon a change of control and upon
                                        the event of a subsequent not-for-cause
                                        termination or constructive termination, such employees would be eligible to receive a severance payment. The Merger will constitute a change in control of Ventritex within the meaning of the Severance Plan. Officers would receive severance payments in an amount equal to twice their annual base salary and target bonus plus $25,000, unless the termination occurs more than 12 months following the change of control, in which case such amounts are decreased by half. Other participants would receive severance payments in an amount equal to their annual base salary and target bonus plus $12,500, unless the termination occurs more than 12 months following the change of control, in which case such amounts are decreased by half. The Severance Plan remains in effect for two years subsequent to a change of control.

                                        At or before the Effective Time,
                                        pursuant to the Merger Agreement,
                                        Pacesetter shall have offered to enter
                                        into two-year employment agreements with
                                        18 specified employees of Ventritex. The form of employment agreement contemplated by the Merger Agreement provides, among other things, that upon a not-for-cause termination or constructive termination of employment during the term of such employment agreement, the employee would be eligible to receive a severance payment in an amount equal to 200% of his or her annual base salary and target bonus plus $12,500 (8 employees) or 300% of his or her annual base salary and target bonus plus $25,000 (10 employees). The form of employment agreement provides that the employee's execution thereof constitutes a waiver of all rights he or she may have under the Severance Plan. See "The Merger Agreement-Form of Employment Agreement."

                                        Pursuant to the Merger Agreement, St.
                                        Jude Medical has agreed to maintain
                                        until June 30, 1998: (i) salary and
                                        hourly wage rates for each Ventritex
                                        employee at not less than the rate
                                        applicable to such employee immediately
                                        prior to the Merger and (ii) benefits
                                        under employee benefit plans which are
                                        substantially comparable in the
                                        aggregate to such benefits provided by
                                        Ventritex immediately prior to the
                                        Merger. See "The Merger
                                        Agreement--Certain Covenants--Employee
                                        Matters."

                                        Pursuant to the Merger Agreement, St.
                                        Jude Medical has agreed to indemnify
                                        each of Ventritex's directors and
                                        officers against all losses, expenses,
                                        costs, claims, damages or liabilities
                                        arising out of events occurring at or
                                        before the Effective Time. St. Jude
                                        Medical also has agreed to maintain
                                        Ventritex's directors' and officers'
                                        liability insurance for three years
                                        after the Effective Time to the extent
                                        that such liability insurance can be
                                        maintained annually at a cost to St.
                                        Jude Medical of not greater than 150% of the premium for Ventritex's current directors' and officers' liability insurance or, if such insurance cannot be maintained or obtained at such costs, St. Jude Medical has agreed to maintain or obtain as much of such insurance as can be maintained or obtained at a cost equal to 150% of Ventritex's current annual premiums for such insurance. See "The Merger Agreement--Certain
                                        Covenants--Indemnification; Directors'
                                        and Officers' Insurance."

                                        See "The Merger--Interest of Certain
                                        Persons in the Merger--Ownership and
                                        Voting of Stock" and "Certain
                                        Information Concerning Ventritex" for a
                                        description of the Ventritex Common
                                        Stock owned by Ventritex directors and
                                        officers and their affiliates.

NO APPRAISAL RIGHTS...................  Holders of Ventritex Common Stock are
                                        not entitled to appraisal rights under
                                        Section 262 of the Delaware General
                                        Corporation Law (the "DGCL") in
                                        connection with the Merger because the
                                        Ventritex Common Stock was listed on the Nasdaq Stock Market on the Record Date for the Ventritex Special Meeting and the St. Jude Medical Common Stock to be issued pursuant to the Merger will be listed on the New York Stock Exchange as of the Effective Time. Holders of St. Jude Medical Common Stock are not entitled to appraisal rights in connection with the Merger because St. Jude Medical is not a constituent corporation in the Merger.

CERTAIN FEDERAL INCOME
 TAX CONSEQUENCES.....................  Ventritex stockholders will not recognize gain or loss upon the receipt
                                        of St. Jude Medical Common Stock in
                                        exchange for Ventritex Common Stock
                                        pursuant to the Merger except in respect of cash received in lieu of fractional shares. In addition, no gain or loss will be recognized for federal income tax purposes by St. Jude Medical, Pacesetter or Ventritex as a result of the Merger. The obligation of each of St. Jude Medical and Ventritex to consummate the Merger is subject to the condition that they each shall have received an opinion of their respective counsel, dated the closing date of the Merger, to the effect that the Merger will be treated for tax purposes as a reorganization within the meaning of
                                        Section 368(a) of the Internal Revenue
                                        Code of 1986, as amended (the "Code").
                                        See "The Merger-Certain Federal Income
                                        Tax Consequences."

ACCOUNTING TREATMENT..................  The Merger is intended to qualify as a pooling-of-interests for accounting and
                                        financial reporting purposes. The
                                        respective obligations of St. Jude
                                        Medical and Ventritex to consummate the
                                        Merger are subject to their receipt of a letter from Ernst & Young LLP, independent auditors, regarding that firm's concurrence with the conclusions of the respective managements of St. Jude Medical and Ventritex that pooling-of-interests is the appropriate accounting for the Merger under Accounting Principles Board Opinion No. 16, provided that the Merger is consummated in accordance with the terms of the Merger Agreement. In general, under the pooling-of-interests method of accounting, the recorded assets and liabilities of Pacesetter and Ventritex will be carried forward to the surviving corporation at their recorded amounts, the operating results of the surviving corporation will include the operating results of Pacesetter and Ventritex for the entire fiscal year in which the Merger shall have occurred, and the reported results of Pacesetter and Ventritex will be combined and restated as the results of the surviving corporation. See "The Merger-Accounting Treatment."

COMPARISON OF
 STOCKHOLDERS' RIGHTS.................  Upon consummation of the Merger, among other things, holders of Ventritex
                                        Common Stock will become stockholders of St. Jude Medical. St. Jude Medical is a Minnesota corporation and Ventritex is a Delaware corporation; accordingly, there are material differences between the rights of holders of shares of St. Jude Medical Common Stock and holders of shares of Ventritex Common Stock under applicable corporate law, in addition to certain distinctions between the respective articles and certificate of incorporation and bylaws of St. Jude Medical and Ventritex. See "Comparison of Stockholders' Rights" and
                                        "Description of St. Jude Medical Common
                                        Stock" for a summary of such
                                        differences.

CERTAIN RISK FACTORS..................  See "Certain Risk Factors" for certain factors that should be considered in
                                        evaluating the Merger.


                        CERTAIN CONDITIONS TO THE MERGER

INTERMEDICS AGREEMENT.................  In connection with the execution of an asset purchase agreement relating to the Telectronics Acquisition and the Merger Agreement, St. Jude Medical and Pacesetter entered into an Agreement, dated as of October 23, 1996, with Intermedics, Inc. (a unit of
                                        SulzerMedica, Inc., "Intermedics") (the
                                        "Intermedics Agreement") for the purpose of facilitating the Telectronics Acquisition and the Merger. As provided in the Intermedics Agreement, Pacesetter paid $25 million to Intermedics following the completion of the Telectronics Acquisition. The
                                        Intermedics Agreement provides that, in
                                        consideration thereof, Pacesetter and
                                        Intermedics will enter into a patent
                                        cross- license agreement (the
                                        "Pacesetter/Intermedics License
                                        Agreement") pursuant to which, among
                                        other things, each party and its
                                        affiliates will grant to the other party and its affiliates a non-exclusive, irrevocable, perpetual, fully paid- up worldwide license or sublicense, as the case may be, under all issued patents, and all patents that issue from all patent applications that are pending while the Pacesetter/Intermedics License Agreement remains in full force and effect, that are owned or licensed by such party or any of its affiliates relating to cardiac stimulation devices, except for those patents for which a third party is entitled to receive a royalty. Each party further agreed to grant to the other, on the most favorable terms permissible, a license or sublicense under patents of a third party for which such third party is entitled to receive a royalty. In addition, Intermedics provided a covenant not to sue Pacesetter for infringement of certain patents assigned or licensed to Intermedics by Eckhard Alt regarding rate adaptive pacemakers commercially available from Pacesetter at the time of execution of the Intermedics Agreement. Effective upon consummation of the Merger, patents owned or licensed by Ventritex will be added to the Pacesetter/Intermedics cross license. As provided in the Intermedics Agreement, Pacesetter also has released Intermedics and related persons from claims for infringement of any cardiac stimulation device patent, and Intermedics provided Pacesetter and related persons (including, effective upon consummation of the Merger, Ventritex and related persons) with similar releases. The term of the Pacesetter/Intermedics License Agreement will be for four years, automatically renewable for successive two-year terms unless terminated by either party by delivering written notice to the other party not less than 60 days prior to the renewal date. It is a condition to Ventritex's obligation to effect the Merger that the Intermedics Agreement be in full force and effect without any modification or amendment that would materially and adversely affect the ability of the surviving corporation following the Effective Time to conduct the operations of Ventritex as conducted on the date of the Merger Agreement. See "Certain Information Concerning St. Jude Medical-Intermedics Agreement."

VENTRITEX CONVERTIBLE NOTES...........  Ventritex currently has $57.5 million aggregate principal amount of its 5.75%
                                        Convertible Subordinated Notes due
                                        August 15, 2001 (the "Convertible
                                        Notes") outstanding. The Convertible
                                        Notes were issued under an Indenture,
                                        dated as of August 21, 1996, between
                                        Ventritex and State Street Bank & Trust
                                        Company, as trustee. It is a condition
                                        to Ventritex's obligation to effect the
                                        Merger that the parties enter into a
                                        supplemental indenture with the trustee
                                        providing for the assumption by
                                        Pacesetter of the payment and
                                        performance of all obligations under the Indenture, that the holders of Convertible Notes immediately following the Merger have the right to convert such Convertible Notes into St. Jude Medical Common Stock at the rate of
                                        29.0909 shares of St. Jude Medical
                                        Common Stock for each $1,000 principal
                                        amount of Convertible Notes, and that
                                        St. Jude Medical assumes as a joint
                                        obligation the obligation to pay the
                                        principal of and premium, if any, and
                                        interest on the Convertible Notes.

OTHER CONDITIONS
 TO THE MERGER........................  The obligations of St. Jude Medical and
                                        Ventritex to consummate the Merger also
                                        are subject to the satisfaction of
                                        certain other conditions, including,
                                        among others, (i) the accuracy, in all
                                        material respects, of the
                                        representations and warranties and the
                                        performance, in all material respects,
                                        of the covenants and obligations of the
                                        respective parties to the Merger
                                        Agreement; (ii) approval and adoption of the Merger Agreement by the requisite vote of the holders of Ventritex Common Stock; (iii) no statute, rule, regulation, executive order, decree, ruling or injunction having been enacted, entered, promulgated or enforced by any court or other governmental entity which prohibits, restrains, enjoins or restricts the consummation of the Merger; and (iv) the Registration Statement (of which this Proxy/Prospectus is a part) having become effective under the Securities Act and not being the subject of any stop order or proceedings seeking a stop order, St. Jude Medical having received all state securities law or "blue sky" permits and authorizations necessary to issue the shares of St. Jude Medical Common Stock issuable in exchange for Ventritex Common Stock in the Merger, and such shares of St. Jude Medical Common Stock being approved for listing on the New York Stock Exchange. In addition, it is a condition to Ventritex's obligation to effect the Merger that there shall have been no events or changes having or that would have a material adverse effect on St. Jude Medical or Pacesetter or the ability of either of them to consummate the Merger. See "The Merger-Background of the Merger" and "The Merger Agreement-Conditions."

                                        Consummation of the Merger also is
                                        subject to the satisfaction of certain
                                        regulatory matters, including
                                        termination or expiration of the
                                        relevant waiting period under the
                                        Hart-Scott-Rodino Antitrust Improvements
                                        Act of 1976, as amended (the "HSR Act").
                                        On November 27, 1996, the Federal Trade
                                        Commission (the "FTC") issued a Request
                                        for Additional Information and Documents
                                        (the "Second Request") in connection
                                        with its review of the Merger. On April
                                        2, 1997, St. Jude Medical and Pacesetter entered into a cross-license agreement with Angeion Corporation ("Angeion"), and have been informed by the FTC staff that this agreement eliminates the competitive concerns raised by the Merger, although the Commissioners of the FTC have the sole authority to close the investigation of the Merger. St. Jude Medical anticipates a prompt and satisfactory resolution of the FTC inquiry in light of the foregoing and has requested that the investigation of the Merger be closed. See "The Merger-Regulatory Matters."

                                        The Merger Agreement provides that, at
                                        any time prior to the Effective Time,
                                        St. Jude Medical and Pacesetter, or
                                        Ventritex, as the case may be, may waive
                                        (i) any inaccuracies in the
                                        representations and warranties of the
                                        other party contained in the Merger
                                        Agreement or in any document,
                                        certificate or writing delivered
                                        pursuant to the Merger Agreement and
                                        (ii) compliance by the other party with
                                        any of the agreements or conditions
                                        contained in the Merger Agreement.

TERMINATION OF THE
 MERGER AGREEMENT.....................  The Merger Agreement may be terminated by mutual agreement of the parties or by any party if, through no breach by such party, the Merger has not occurred by June 30, 1997. The Merger Agreement also may be terminated by either St. Jude Medical or Pacesetter, on the one hand, or by Ventritex, on the other hand, if the other party has breached (i) any of its representations or warranties set forth in the Merger Agreement in any material respect and such breach is incapable of being cured by June 30, 1997, or (ii) any of its covenants contained in the Merger Agreement and such breach has a material adverse effect on such party or its ability to consummate the Merger and such breach is not cured within 20 days after notice thereof is given by the other party. Pursuant to the Merger Agreement, Ventritex has agreed to pay to St. Jude Medical certain fees and expenses if the Merger Agreement is terminated as a result of certain actions by Ventritex. See "The Merger Agreement-Termination" and "The Merger Agreement-Fees and Expenses."

                       SELECTED HISTORICAL FINANCIAL DATA

 The following selected financial data for St. Jude Medical for the five years ended December 31, 1996 and for Ventritex for the five years ended June 30, 1996 are derived from the audited consolidated financial statements of St. Jude Medical and Ventritex, respectively, contained in St. Jude Medical's and Ventritex's respective reports filed with the Commission and incorporated by reference in this Proxy Statement/Prospectus. The financial statements for St. Jude Medical have been restated for all periods presented to reflect the merger with Daig Corporation which was consummated on May 31, 1996 and accounted for as a pooling-of-interests. See "Certain Information Concerning St. Jude Medical." Ventritex's selected financial data as of December 31, 1996 and 1995 and the six months then ended is derived from Ventritex's unaudited consolidated financial statements. The unaudited consolidated financial statements of Ventritex include all adjustments, consisting of normal recurring reserves and accruals, which management of Ventritex considers necessary for a fair presentation of financial position and results of operations for the unaudited periods and dates presented. Results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The data set forth below should be read in conjunction with the consolidated financial statements, related notes and other financial information, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in St. Jude Medical's and Ventritex's respective annual, quarterly and current reports filed with the Commission and incorporated by reference herein. See "Available Information" and "Incorporation of Certain Documents by Reference."


                             ST. JUDE MEDICAL, INC.

                       SELECTED HISTORICAL FINANCIAL DATA
                      (In thousands, except per share data)


                                                            Year ended December 31,
                                      ------------------------------------------------------------------
                                          1996        1995        1994(a)        1993        1992
                                         ------      ------      --------       ------      -----
OPERATING DATA:
Net sales                              $808,780      $761,835     $391,949    $278,320      $258,734
Gross profit                            561,884       527,005      279,862     207,887       191,008
Selling, general and
  administrative expenses               272,121       247,389      105,971      55,972        50,799
Research and development
  expenses                               74,841        72,305       23,471      12,869        13,109
Purchased research and
  development charges                    40,350             0       40,800           0             0
Special charges                          47,808             0            0           0             0
Total operating expenses                435,120       319,694      170,242      68,841        63,908
Operating profit                        126,764       207,311      109,620     139,046       127,100
Net income                               92,181       138,848       86,450     114,573       105,185

Earnings per
  common share                             1.12          1.71         1.08        1.42          1.30
Dividends per common share                 0.00          0.00         0.20        0.27          0.20

Weighted average
  number of common shares and
  common share equivalents               81,953        80,988       80,085      80,499        81,203



                                                                  December 31,
                                         --------------------------------------------------------
                                          1996        1995         1994          1993        1992
                                         ------      ------       ------        ------      -----

BALANCE SHEET DATA:
Working capital                     $   371,268     $ 354,771     $339,844    $421,859      $384,514
Total assets                          1,301,367     1,053,816      946,822     545,788       482,056
Long-term obligations                   172,000       120,000      255,000           0           495
Stockholders' equity                    836,025       736,373      575,849     500,711       439,244
Book value per common share               10.32          9.21         7.23        6.30          5.47




                        SEE ACCOMPANYING NOTES ON PAGE 15



                                 VENTRITEX, INC.

                       SELECTED HISTORICAL FINANCIAL DATA
                      (In thousands, except per share data)

                                                (Unaudited)
                                                 Six months
                                             ended December 31,                            Year ended June 30,
                                          ---------------------        ------------------------------------------------------------
                                            1996           1995         1996          1995        1994          1993          1992
                                           ------         ------       ------      --------    --------      --------      -------

OPERATING DATA:
Net sales                                 $ 37,885        $24,860      $54,942      $126,922    $105,616      $25,116       $9,479
Gross profit                                 9,614         (4,193)       6,168        70,962      59,669        8,087        4,440
Selling, general and
  administrative expenses                   19,297         18,048       38,100        36,513      28,947       12,974        4,487
Research and development
  expenses                                  17,114         15,107       30,796        27,716      23,334       12,940        8,399
Intellectual property settlements                0              0            0             0           0       18,600            0
Total operating expenses                    36,411         33,155       68,896        64,229      52,281       44,514       12,886
Operating profit (loss)                    (26,797)       (37,348)     (62,728)        6,733       7,388      (36,427)      (8,446)
Net income (loss)                          (26,762)       (35,535)     (59,981)        9,008       8,979      (33,316)      (7,041)

Earnings (loss) per
  common share                               (1.28)         (1.72)       (2.89)         0.43        0.44        (1.85)       (0.48)
Dividends per common share                    0.00           0.00         0.00          0.00        0.00         0.00         0.00

Weighted average
  number of common shares
  and common share equivalents              20,868         20,695       20,752        20,853      20,611       17,992       14,606



                                                 December 31,                                         June 30,
                                            --------------------       -------------------------------------------------------------
                                            1996           1995         1996          1995         1994         1993          1992
                                           ------         ------       ------      --------    ---------     --------      -------
BALANCE SHEET DATA:
Working capital                           $ 55,683       $ 50,289      $30,486      $ 86,207    $ 80,268      $33,321      $74,355
Total assets                               108,017         96,869       73,461       130,339     116,764       75,415       84,825
Long-term obligations                       57,500              0            0             0           0           71          221
Stockholders' equity                        22,926         77,465       53,960       112,344     101,373       47,601       80,242
Book value per common share                   1.10           3.74         2.58          5.44        5.05         2.62         4.57




                        SEE ACCOMPANYING NOTES ON PAGE 15

         SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

         The following selected unaudited pro forma condensed combined financial data are derived from the unaudited pro forma condensed combined financial statements appearing elsewhere in this Proxy Statement/Prospectus, which give effect to the Merger as a pooling-of-interests, and should be read in conjunction with such unaudited pro forma financial statements and the notes thereto. The pro forma information is based on the historical financial statements of St. Jude Medical and Ventritex contained in St. Jude Medical's and Ventritex's respective annual, quarterly and current reports filed with the Commission and incorporated by reference herein. Ventritex's fiscal year ends on June 30; therefore, Ventritex's unaudited results for the calendar years ended December 31, 1996, 1995 and 1994 have been used to conform with St. Jude Medical's fiscal year end. For the purpose of the pro forma condensed combined operating data, St. Jude Medical's audited results of operations for the fiscal years ended December 31, 1996, 1995 and 1994 have been combined with Ventritex's unaudited results of operations for the calendar years ended December 31, 1996, 1995 and 1994, respectively. For the purpose of the pro forma condensed combined balance sheet data, St. Jude Medical's audited consolidated balance sheet as of December 31, 1996 has been combined with Ventritex's unaudited consolidated balance sheet as of December 31, 1996, giving effect to the Merger as if it had occurred as of the earliest period presented.

         Pro forma operating data for the year ended December 31, 1996 and proforma balance sheet data at December 31, 1996 include the results of Telectronics which was acquired from Pacific Dunlop, Ltd. on November 29, 1996. See "Certain Information Concerning St. Jude Medical-Telectronics Acquisition." Telectronics fiscal year ends on June 30; therefore, Telectronics' unaudited results for the calendar year ended December 31, 1996 have been used to conform to St. Jude Medical's fiscal year.

         The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have been achieved if the Telectronics Acquisition or the Merger had been consummated as of the beginning of the periods presented or as of the dates presented, nor is such data necessarily indicative of the future consolidated operating results or financial position of St. Jude Medical. The selected unaudited pro forma condensed combined financial data do not give effect to any cost savings which may result from the integration of the Pacesetter, Telectronics and Ventritex operations, nor to the transaction expenses associated with the Merger. In connection with the Telectronics Acquisition, $32.2 million of purchased research and development was charged against earnings in the fourth quarter 1996 in accordance with generally accepted accounting principles.


                        SELECTED PRO FORMA FINANCIAL DATA
                        OF ST. JUDE MEDICAL AND VENTRITEX
                      (In thousands, except per share data)
                                   (Unaudited)

                                                              PRO FORMA CONDENSED COMBINED FINANCIAL DATA

                                                                           YEAR ENDED DECEMBER 31,
                                                                                      ADJUSTED
                                                     1996(C)            1995           1994(B)           1994(A)
                                                    --------           ------         --------          --------
Operating Data:
Net sales                                             $973,262          $848,078        $822,223          $517,433
Gross profit                                           612,495           555,290         541,951           353,623
Selling, general and
  administrative expenses                              406,006           284,940         274,253           138,789
Research and development
  expenses                                             147,392           101,264          76,365            50,518
Purchased research and
  development charges                                   40,350                 0          40,800            40,800
Special charges                                         47,808                 0               0                 0
Total operating expenses                               641,556           386,204         391,418           230,107
Operating profit (loss)                               (29,061)           169,086         150,533           123,516
Net income (loss)                                      (8,400)           117,116         101,381            95,749

Earnings (loss) per
  common share(d)                                       (0.09)              1.28            1.12              1.06

Dividends per common share                                0.00              0.00            0.20              0.20

Weighted average
  number of common shares
  and common share equivalents                          92,372            91,326          90,514            90,514


                                                                              DECEMBER 31,
                                                                   --------------------------------
                                                                      1996                     1995
                                                                    -------                    ----
Balance Sheet Data:
Working capital                                                   $  417,451               $  405,060
Total assets                                                       1,472,494                1,192,235
Long-term obligations                                                229,500                  120,000
Stockholders' equity                                                 912,561                  855,388
Book value per common share                                             9.98                     9.47


                        SEE ACCOMPANYING NOTES ON PAGE 15

                           COMPARATIVE PER SHARE DATA

         The following table sets forth certain unaudited historical per share data of St. Jude Medical and Ventritex and certain unaudited per share data on a pro forma basis after giving effect to the Telectronics Acquisition as if Telectronics had been acquired at the beginning of 1996 and to the Merger on a pooling-of-interests basis. This data should be read in conjunction with the selected historical financial data and the unaudited pro forma condensed combined financial statements included elsewhere in this Proxy Statement/Prospectus and the separate historical financial statements of St. Jude Medical and Ventritex incorporated by reference herein. The pro forma combined data are not necessarily indicative of the operating results or financial position that would have been achieved if the Telectronics Acquisition or the Merger had been consummated as of the beginning of the periods presented or as of the dates presented, nor are they necessarily indicative of the future consolidated operating results or financial position of St. Jude Medical.


                           COMPARATIVE PER SHARE DATA

                                                                               Year ended December 31,
                                                                   -----------------------------------------
                                                                   1996                1995             1994
                                                                   ----                ----             ----
OPERATING DATA:
Earnings (loss) per common share:
St. Jude Medical - historical                                      $1.12             $1.71             $1.08
Ventritex - historical                                             (2.46)            (1.67)             0.73
St. Jude Medical, Telectronics
    and Ventritex pro forma (d)                                    (0.09)             1.28              1.06
Ventritex pro forma equivalent (e)                                 (0.05)             0.64              0.53
St. Jude Medical, Telectronics and
    Ventritex adjusted pro forma (f)                               (0.09)             1.28              1.12
Ventritex adjusted
    pro forma equivalent (f)                                       (0.05)             0.64              0.56

DIVIDENDS DECLARED PER COMMON SHARE:
St. Jude Medical - historical                                       0.00              0.00              0.20
Ventritex - historical                                              0.00              0.00              0.00
St. Jude Medical, Telectronics
    and Ventritex pro forma                                         0.00              0.00              0.20
Ventritex pro forma equivalent                                      0.00              0.00              0.00


                                                                   December 31, 1996            December 31, 1995
                                                                   -----------------            -----------------
BALANCE SHEET DATA:
Book value per common share:
St. Jude Medical - historical                                            $10.32                     $9.21
Ventritex - historical                                                     1.10                      3.74
St. Jude Medical, Telectronics
    and Ventritex pro forma (d)                                            9.98                      9.47
Ventritex pro forma equivalent (e)                                         4.99                      4.74





                        SEE ACCOMPANYING NOTES ON PAGE 15

                                      NOTES
                             (Dollars in thousands)


(a) The acquisition of Pacesetter was effective September 30, 1994, and was accounted for under the purchase accounting method. Therefore, the 1994 results include only one fiscal quarter of Pacesetter operations. Results for 1994 include a $40,800 pre-tax ($25,300 after-tax) one-time charge for purchased research and development associated with the Pacesetter acquisition.

(b) Represents the combined 1994 results as if the acquisition of Pacesetter had occurred as of the beginning of 1994.

(c) The Telectronics Acquisition was effective November 29, 1996 and accounted for under the purchase accounting method. Results for Telectronics are included as if the Telectronics Acquisition had occurred as of the beginning of 1996.

(d) The pro forma amounts per share of St. Jude Medical Common Stock and Ventritex Common Stock have been derived from the historical consolidated financial statements of St. Jude Medical and Ventritex incorporated by reference herein, and give effect to (i) the Merger under the pooling-of-interests method of accounting as if the Merger occurred on the first day of the earliest period presented with 0.5 of a share of St. Jude Medical Common Stock issued for each share of Ventritex Common Stock and
      (ii) the results of Telectronics as if the Telectronics Acquisition had occurred as of the beginning of 1996.

(e) Reflects the pro forma amounts per share of St. Jude Medical Common Stock multiplied by the Exchange Ratio of 0.5.

(f) Same as (d) and (e) above, except includes the results of Pacesetter as if the acquisition had occurred as of the beginning of 1994.

                                 CAPITALIZATION
                (Dollars in thousands, except per share amounts)


         The following table sets forth the historical capitalization of St. Jude Medical as of December 31, 1996 and the pro forma capitalization of St. Jude Medical adjusted to give effect to the Merger. The adjustments made to St. Jude Medical's historical consolidated capitalization to arrive at the adjusted consolidated capitalization are described under "Unaudited Pro Forma Condensed Combined Financial Statements."

                                                            St. Jude Medical As
                                                                 Reported                           Pro Forma
                                                             December 31, 1996                  December 31, 1996
                                                             -----------------                  -----------------
Borrowings due within one year                               $        0                        $          0
Obligations under capital leases                                      0                                   0
Long-term obligations                                           172,000                             229,500

Stockholders' Equity:
    Common Stock, $0.10 par value - authorized                    8,101                               9,140
    250,000,000 shares, 81,009,796 shares issued;
    91,404,796 shares issued, as adjusted

Additional paid-in capital                                       63,783                             228,111
Retained earnings                                               772,223                             683,392
Cumulative translation adjustment                                   386                                 386
Unrealized loss on available-for-sale
    securities                                                   (8,028)                             (8,028)
Amount receivable for shares issued                                (440)                               (440)
                                                              ---------                           ---------
Total stockholders' equity                                      836,025                             912,561
                                                              ---------                           ---------

Total capitalization                                         $1,008,025                          $1,142,061
                                                             ==========                          ==========


                       COMPARATIVE MARKET PRICE INFORMATION

    Effective December 2, 1996, shares of St. Jude Medical Common Stock became listed and commenced trading on the New York Stock Exchange under the symbol "STJ." Prior to December 2, 1996, the St. Jude Medical Common Stock was quoted on the Nasdaq Stock Market. Shares of Ventritex Common Stock are quoted on the Nasdaq Stock Market under the symbol "VNTX." The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices per share on the Nasdaq Stock Market, or the closing price per share on the New York Stock Exchange, as the case may be, of St. Jude Medical Common Stock and Ventritex Common Stock for all periods presented, based on published financial sources. Neither St. Jude Medical nor Ventritex has paid any cash dividends in respect of shares of its stock during the periods presented. St. Jude Medical currently intends to retain all earnings to finance future growth. At the Record Date, there were approximately 370 holders of record of Ventritex Common Stock.

                                                 St. Jude Medical Common Stock    Ventritex Common Stock
                                                 -----------------------------    ----------------------
                                                    High            Low            High            Low
                                                    ----            ---            ----            ---
Calendar 1995:

First Quarter.....................................$28.83           $23.67         $31.75          $17.25
Second Quarter.................................... 35.67            27.08          19.75           13.00
Third Quarter..................................... 42.67            32.58          24.25           15.50
Fourth Quarter.................................... 43.25            32.50          24.38           16.88

Calendar 1996:

First Quarter.....................................$46.00           $36.38         $20.13          $12.88
Second Quarter.................................... 39.50            33.25          20.75           14.88
Third Quarter..................................... 41.50            29.63          20.00           12.38
Fourth Quarter.................................... 43.25            35.00          24.88           16.75

Calendar 1997:

First Quarter.....................................$42.50           $32.63         $24.75          $15.75
Second Quarter (through April 8).................. _____            _____          _____           _____

 On October 22, 1996, the last trading day immediately preceding the public announcement of the proposed Merger, the last reported sales prices on the Nasdaq Stock Market per share of St. Jude Medical Common Stock and Ventritex Common Stock were $38.63 and $20.63, respectively. On April 8, 1997, the last trading day for which closing sales prices were available at the time of the printing of this Proxy Statement/Prospectus, the closing sales price on the New York Stock Exchange per share of St. Jude Medical Common Stock was $_____ and the last reported sales price on the Nasdaq Stock Market per share of Ventritex Common Stock was $_____. The equivalent per share price (as defined in the following sentence) of shares of Ventritex Common Stock on October 22, 1996 and April 8, 1997, was $19.31 and $____, respectively. The "equivalent per share price" of shares of Ventritex Common Stock represents the closing or last reported sales price on the New York Stock Exchange or Nasdaq Stock Market, as the case may be, per share of St. Jude Medical Common Stock on the applicable date, multiplied by the Exchange Ratio.

 Because the market price of shares of St. Jude Medical Common Stock inherently is subject to fluctuation, the market value of the shares of St. Jude Medical Common Stock that holders of shares of Ventritex Common Stock will receive in the Merger may increase or decrease prior to or after the Effective Time. See "Certain Risk Factors--Fixed Exchange Ratio."

 STOCKHOLDERS ARE ENCOURAGED TO OBTAIN CURRENT QUOTATIONS FOR SHARES OF ST. JUDE MEDICAL COMMON STOCK AND VENTRITEX COMMON STOCK.

                            CERTAIN RISK FACTORS

 THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, SHOULD BE CAREFULLY CONSIDERED BY HOLDERS OF VENTRITEX COMMON STOCK IN EVALUATING WHETHER TO APPROVE THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY:

 FIXED EXCHANGE RATIO. Under the terms of the Merger Agreement, each share of Ventritex Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.5 of a share of St. Jude Medical Common Stock. The Merger Agreement does not contain any provisions for adjustment of the Exchange Ratio based on fluctuations in the price of St. Jude Medical Common Stock or Ventritex Common Stock. Accordingly, the value of the consideration to be received by stockholders of Ventritex upon consummation of the Merger will depend on the market price of St. Jude Medical Common Stock at the Effective Time. Both prior to and following the Merger, the trading price of St. Jude Medical Common Stock could be subject to, among other things, fluctuations in response to competitive factors in the medical device industry, periodic variations in operating and financial results, announcements of technological innovations or new products by competitors, governmental regulation, developments with respect to patents or proprietary rights and litigation relating thereto, public concern as to the safety of products developed by St. Jude Medical or others, and general market conditions. In addition, substantially all of the shares of St. Jude Medical Common Stock held by current stockholders of St. Jude Medical are eligible for immediate sale in the public market, subject, in some cases, to the public information, manner of sale, volume limitation and notice of sale provisions of the federal securities laws. Future sales of such shares could cause or lead to a decline in the market price of the St. Jude Medical Common Stock. Because the Exchange Ratio will not be adjusted to reflect changes in the market value of St. Jude Medical Common Stock or Ventritex Common Stock, the market value of the St. Jude Medical Common Stock issued in the Merger, and the market value of the Ventritex Common Stock surrendered in the Merger, may be higher or lower than the value of such shares at the time the Merger was negotiated or approved by Ventritex stockholders.

 INTEGRATION OF OPERATIONS. Realization of the anticipated benefits and synergies of the Merger will depend, in part, upon whether the integration of Ventritex's business with St. Jude Medical and Pacesetter is achieved in an efficient, effective and timely manner, and there can be no assurance that this will occur. Such business integration will require the dedication of significant human and capital resources which might otherwise be applied to the companies' business operations.

 RAPID TECHNOLOGICAL CHANGE; COMPETITION. The medical device market is highly competitive. St. Jude Medical and Ventritex both compete with many companies, some of which have access to greater financial and other resources. Competitors of St. Jude Medical and Ventritex include Medtronic, Inc. ("Medtronic"), Cardiac Pacemakers, Inc. (a subsidiary of Guidant Corporation, "CPI"), Intermedics, and Angeion. The financial resources of certain of these competitors may enable them to use pricing pressures as a means of competition. In addition, competitors have in the past and may in the future employ litigation to gain a competitive advantage. Furthermore, the medical device market is characterized by intensive development efforts and rapidly advancing technology. St. Jude Medical's and Ventritex's present and future products could be rendered obsolete or uneconomical by technological advances by one or more of St. Jude Medical's and Ventritex's current or future competitors or by alternative therapies, including drug therapies. The future success of St. Jude Medical and the surviving corporation will depend, in large part, on their ability to anticipate technological advances and keep pace with other developers of medical devices and therapies. Market acceptance of St. Jude Medical's and the surviving corporation's products will depend in part on the capabilities and features of such products as compared to other products and therapies, physicians' willingness to use such products, and St. Jude Medical's and the surviving corporation's ability to convince the medical community of the efficacy of such products. Competitive market forces also may adversely effect the prices at which St. Jude Medical and the surviving corporation sell their products. In particular, there has been significant consolidation in the medical device industry in recent years, partly in response to the increasing emphasis on cost containment in the industry, the emergence of large managed-care buying groups and hospital consolidations, and increasing governmental regulation.

 FLUCTUATIONS IN OPERATING RESULTS. St. Jude Medical's and Ventritex's respective results of operations have varied and may continue to fluctuate significantly from quarter to quarter. Results of operations depend upon numerous factors, including timing of regulatory approvals, market acceptance of products, technological advances in cardiac treatments, new patents granted to St. Jude Medical, Ventritex, Pacesetter, the surviving corporation or competitors, the outcome of intellectual property, product liability and other litigation, changes in health care reimbursement rates and pressures to reduce prices arising from consolidation in the health care industry, legislative or administrative reforms or otherwise, competition, and other factors. Operations may also be adversely affected by an earthquake or other natural disaster affecting Pacesetter's or Ventritex's facilities located in California. Gross margins are dependent on numerous factors, including production volumes, manufacturing efficiencies, royalties under patent license agreements, warranty expense, component price fluctuations, competitive pricing, varying product sales mix and other factors. In addition, a significant portion of St. Jude Medical's and Ventritex's respective operating expenses are relatively fixed in nature, and planned expenditures are based, in part, on anticipated orders. Any inability to adjust spending quickly enough to compensate for revenue shortfalls may magnify the adverse impact of such revenue shortfall on results of operations.

 COSTS AND RISKS ASSOCIATED WITH GOVERNMENTAL REGULATION. The medical devices manufactured and marketed by St. Jude Medical and Ventritex are subject to rigorous regulation by the U.S. Food and Drug Administration (the "FDA") and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory approvals to market a medical device, particularly from the FDA, can be costly and time-consuming, and there can be no assurance that such approvals will be granted for products on a timely basis, if at all. Delays in receipt of, or failure to obtain, approvals for products could result in delays in realizing product revenues or in substantial additional costs, or have other material adverse effects on business, results of operations or prospects. In the United States, all of Ventritex's and most of St. Jude Medical's products are classified as "Class III" devices which are subject to the most stringent FDA review. These devices require submission and approval of a Pre-Marketing Approval ("PMA") application or PMA supplement from the FDA before commencement of commercial marketing, sales and distribution in the United States. If a PMA is granted, significant modifications to the device, manufacturing process or labeling will require a supplement to the PMA or require the submission of a new PMA application, which could require substantial additional efficacy and safety data and FDA review. The FDA may require clinical data in order to approve these supplements. The applicant would then be required to conduct an additional clinical trial under an investigational device exemption ("IDE") and submit data for such trial in order to commercialize the product. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized and it has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. The FDA also conducts inspections prior to approval of a PMA to determine compliance with current Good Manufacturing Practice ("GMP") regulations and may, at any time after approval of a PMA, conduct periodic inspections to determine compliance with both GMP regulations and/or current Medical Device Reporting ("MDR") regulations. If the FDA were to conclude that St. Jude Medical or the surviving corporation was not in compliance with applicable laws or regulations, it could institute proceedings to detain or seize products, issue a recall, impose operating restrictions, assess civil penalties against employees and recommend criminal prosecution to the Department of Justice. Furthermore, the FDA could proceed to ban, or request recall, repair, replacement or refund of the cost of, any device manufactured or distributed. Moreover, foreign governmental regulations have become increasingly stringent in recent years. St. Jude Medical and Ventritex cannot predict whether any U.S. or foreign governmental regulation may be imposed in the future that may have a material adverse effect on St. Jude Medical or the surviving corporation.

 RISK OF PRODUCT LIABILITY LOSSES AND INADEQUATE OR UNAVAILABLE INSURANCE COVERAGE; PRODUCT WARRANTIES. Many of the medical devices manufactured by St. Jude Medical and Ventritex are designed to be implanted in the human body. Component failures, manufacturing errors or design defects could result in an unsafe condition and cause serious injury or death to the implantee. St. Jude Medical and Ventritex therefore are subject to significant risk of product liability claims and litigation, and St. Jude Medical and the surviving corporation will face an inherent risk of exposure to product liability claims alleging that the use of their products (or of products previously manufactured by St. Jude Medical, Pacesetter or Ventritex) has resulted in adverse effects to implantees. Three of Ventritex's implanted Cadence model V-110 defibrillators have recently suffered crystal hermeticicity failures that were believed to have been associated with the delivery of inappropriately rapid pacing pulses and the induction of lethal ventricular tachyarrhythmias. See "Certain Information Concerning Ventritex-Recent Product Reprogramming." Such claims could also be asserted in the future against St. Jude Medical or the surviving corporation for past or future events not known to management at this time. Any such claim could have an adverse effect on St. Jude Medical or the surviving corporation. As part of their respective risk management policies, St. Jude Medical and Ventritex carry certain amounts of product liability insurance coverage. There can be no assurance that St. Jude Medical will continue to be able to obtain product liability insurance on commercially reasonable terms, if at all. Furthermore, there can be no assurance that product liability claims will not exceed the coverage limits of any insurance policies or that certain events will not be excluded from coverage under the policies. In addition, St. Jude Medical and Ventritex provide certain warranties on their products. A product liability claim in an amount in excess of applicable insurance or significant product warranty claims could each have a material adverse effect on St. Jude Medical or the surviving corporation. Also, as a result of the June 1996 United States Supreme Court decision in Medtronic, Inc. v. Lohr, which rejected federal pre-emption of certain state law causes of action in relation to medical devices, St. Jude Medical and Ventritex believe that product liability claims relating to medical devices may be pursued more aggressively in the future. See also "Certain Information Concerning St. Jude Medical-Telectronics Acquisition" and "Certain Information Concerning St. Jude Medical-Litigation and Certain Other Proceedings."

 PATENTS AND PROPRIETARY RIGHTS. St. Jude Medical, Pacesetter and Ventritex are extremely dependent upon proprietary intellectual property. Both St. Jude Medical and Ventritex rely on a combination of patents, trade secrets and nondisclosure agreements to protect their respective proprietary intellectual property. There can be no assurance that pending patent applications owned by St. Jude Medical or Ventritex will result in patents issuing to St. Jude Medical, Ventritex or the surviving corporation, that patents issued to or licensed by St. Jude Medical, Ventritex, Pacesetter or the surviving corporation in the past or in the future will not be challenged or circumvented by competitors or that such patents will be found to be valid or sufficiently broad to protect the combined company's technology or to provide St. Jude Medical and the surviving corporation with any competitive advantage. St. Jude Medical's principal patent covering its mechanical heart valve will expire in July 1998. Third parties could also obtain patents that may require St. Jude Medical or the surviving corporation to negotiate licenses to conduct their business, and there can be no assurance that such licenses would be available on reasonable terms or at all. St. Jude Medical and the surviving corporation will also rely on confidentiality agreements with certain employees, consultants and other parties to protect their trade secrets and other proprietary technology. There can be no assurance that these agreements will not be breached, that St. Jude Medical and the surviving corporation will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to St. Jude Medical's or the surviving corporation's trade secrets or proprietary knowledge. There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry generally. St. Jude Medical and Ventritex have at times been forced to defend against claims and legal actions alleging infringement of the intellectual property rights of others. Two actions have been commenced by Guidant Corporation, CPI, Guidant Sales Corporation and Eli Lilly and Company against St. Jude Medical and Ventritex attempting to prevent and invalidate the transfer to Pacesetter of the intellectual property rights covered by the CPI/Telectronics license acquired by Pacesetter pursuant to the Telectronics Acquisition and the application of such license rights to the manufacture and sale by Pacesetter of Ventritex's products following the consummation of the Merger. See "Certain Information Concerning St. Jude Medical-Intermedics Agreement" and "Certain Information Concerning St. Jude Medical-Litigation and Certain Other Proceedings-Guidant Litigation." Additionally, St. Jude Medical or the surviving corporation may find it necessary to initiate litigation in order to enforce their patent rights, to protect their trade secrets, proprietary technology or know-how and to determine the scope and validity of the proprietary rights of others. Intellectual property litigation can be costly and time-consuming, and there can be no assurance as to the outcome of any such litigation. Adverse determinations in any such litigations could subject St. Jude Medical or the surviving corporation to significant liabilities to third parties, could require St. Jude Medical or the surviving corporation to seek licenses from third parties and could, if such licenses are not available, prevent St. Jude Medical or the surviving corporation from manufacturing, selling or using certain of their products, any of which could have a material adverse effect on St. Jude Medical or the surviving corporation. Consummation of the Merger will result in the termination of certain of Ventritex's existing patent licenses and the announcement of the Merger has resulted in certain competitors challenging the validity of other patent licenses held by St. Jude Medical, Pacesetter, Ventritex or the surviving corporation and the ongoing application of such licenses to the products previously manufactured and sold by Ventritex. See "Certain Information Concerning St. Jude Medical-Litigation and Certain Other Proceedings-Guidant Litigation."

 THIRD-PARTY REIMBURSEMENT. St. Jude Medical and Ventritex currently sell their products, and the surviving corporation will sell its products, to hospitals, cardiologists, electrophysiologists and other doctors and other health care providers, who receive reimbursement for the health care services provided to their patients from third-party payors, such as governmental programs (e.g., Medicare and Medicaid), private insurance plans and managed care programs. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not used in accordance with cost-effective treatment methods, as determined by such third-party payor, or was used for an unapproved indication. Also, third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that St. Jude Medical's or the surviving corporation's products will be considered cost-effective by third-party payors, that reimbursement will be available or, if available, that the third-party payors' reimbursement policies will not adversely effect St. Jude Medical's or the surviving corporation's ability to sell their products profitably. See also "Certain Information Concerning St. Jude Medical-Government Investigations."

 HEALTH CARE REFORM. From time to time health care reform proposals have been introduced in the United States that generally attempt to expand health care coverage and reduce total health care expenditures. The current trend toward introducing health care cost controls and the requirement of more efficient utilization of medical therapies and procedures is expected to continue. Such reform and the trend toward managed care may adversely effect the cost of developing new products and the prices for, or the levels at which reimbursement is provided for, the combined company's products and the volume of products sold. Initiatives to limit the growth of health care costs, including price regulations, are also underway in several other countries in which St. Jude Medical and Ventritex currently do, or expect to do, business. St. Jude Medical and Ventritex are unable to predict at this time whether any such U.S. or foreign health care reform initiatives will be enacted or, if enacted, the final form such reforms would take or when such reforms would be implemented. Similarly, St. Jude Medical and Ventritex are unable to predict what effect, if any, the enactment of any current or future U.S. or foreign health care reform initiative might have on St. Jude Medical's or the surviving corporation's business and results of operations.

 DEPENDENCE ON SUPPLIERS. St. Jude Medical and Ventritex purchase components and raw materials and other items from numerous suppliers for use in their products. For certain components, there are relatively few potential sources of supply, and establishment of additional or replacement suppliers for these components cannot be accomplished quickly. From time to time, certain vendors notify St. Jude Medical and Ventritex of their intention to terminate supply relationships for various reasons, and St. Jude Medical and Ventritex have at times experienced shortages of certain components as a result of problems with their respective suppliers. While St. Jude Medical and Ventritex believe that alternative sources of supplies are available, because of the long lead times inherent in qualifying an acceptable supplier for certain components, there can be no assurance that production and supply problems will not be encountered in the future. Any supply interruption could have a material adverse effect on St. Jude Medical's or the surviving corporation's ability to manufacture their products.

 DEPENDENCE ON KEY PERSONNEL. St. Jude Medical's continued success will depend in large part on its ability to attract and retain highly qualified management, scientific, marketing and sales personnel. The competition for skilled personnel in the medical device industry is intense. There is an inherent risk in transactions like the Merger that the combination process could result in the departure of key employees or adversely affect St. Jude Medical's or the surviving corporation's ability to attract and retain personnel. The loss of a significant group of skilled personnel could adversely affect St. Jude Medical or the surviving corporation.

                          THE VENTRITEX SPECIAL MEETING

GENERAL

 This Proxy Statement/Prospectus is being furnished to holders of Ventritex Common Stock in connection with the solicitation of proxies by the Ventritex Board for use at the Ventritex Special Meeting to be held on May 9, 1997, at 701 East Evelyn Avenue, Sunnyvale, California 94086, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof.

 This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Ventritex on or about April 11, 1997.

MATTERS TO BE CONSIDERED

 At the Ventritex Special Meeting, holders of Ventritex Common Stock will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement.

BOARD OF DIRECTORS' RECOMMENDATIONS

 The Ventritex Board has approved the Merger Agreement (by the unanimous vote of all directors present) and recommends a vote FOR approval and adoption of the Merger Agreement.

RECORD DATE AND VOTING

 The Ventritex Board has fixed April 10, 1997 as the Record Date for the determination of the Ventritex stockholders entitled to notice of and to vote at the Ventritex Special Meeting. Accordingly, only holders of record of shares of Ventritex Common Stock on the Record Date will be entitled to notice of and to vote at the Ventritex Special Meeting. As of April 10, 1997, there were outstanding and entitled to vote approximately 20,855,865 shares of Ventritex Common Stock (constituting all of the voting stock of Ventritex), which shares were held by approximately 370 holders of record. Each holder of record of shares of Ventritex Common Stock on the Record Date is entitled to one vote per share, which may be cast either in person or by properly executed proxy, at the Ventritex Special Meeting. The holders of a majority in voting power of the Ventritex Common Stock issued and outstanding and entitled to vote at the Ventritex Special Meeting, present in person or represented by proxy, will constitute a quorum at the Ventritex Special Meeting.

 The approval and adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the shares of Ventritex Common Stock outstanding on the Record Date.

 Shares of Ventritex Common Stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the Ventritex Special Meeting. Shares which abstain from voting as to a particular matter, and shares held by a broker or nominee in "street name" which indicates on a proxy that it does not have discretionary authority to vote as to a particular matter, will be treated as shares that are present and entitled to vote at the Ventritex Special Meeting for purposes of determining whether a quorum exists. Because the Merger Agreement must be approved by the holders of a majority of the shares of Ventritex Common Stock outstanding on the Record Date, abstentions and broker non-votes will have the same effect as a vote against the Merger Agreement.

 As of March 31, 1997, directors and executive officers of Ventritex and their affiliates may be deemed to have or share beneficial ownership of approximately 1,360,000 of the outstanding shares of Ventritex Common Stock. Each of the directors and executive officers of Ventritex has advised Ventritex that he intends to vote or direct the vote of all shares of Ventritex Common Stock over which he has or shares voting control for approval and adoption of the Merger Agreement. See "Certain Information Concerning Ventritex-Security Ownership of Certain Beneficial Owners and Management."

PROXIES

 This Proxy Statement/Prospectus is being furnished to Ventritex stockholders in connection with the solicitation of proxies by and on behalf of the Ventritex Board for use at the Ventritex Special Meeting, and is accompanied by a form of proxy.

 All shares of Ventritex Common Stock which are entitled to vote and are represented at the Ventritex Special Meeting by properly executed proxies received prior to or at the Ventritex Special Meeting, and not revoked, will be voted at the Ventritex Special Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted for approval and adoption of the Merger Agreement.

 Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of Ventritex, at or before the taking of the vote at the Ventritex Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of Ventritex before the taking of the vote at the Ventritex Special Meeting or (iii) attending the Ventritex Special Meeting and voting in person (although attendance at the Ventritex Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent to Ventritex, Inc., 701 East Evelyn Avenue, Sunnyvale, California 94086, Attention: Secretary, or hand delivered to the Secretary of Ventritex at or before the taking of the vote at the Ventritex Special Meeting.

 All expenses of Ventritex's solicitation of proxies, including the cost of mailing this Proxy Statement/Prospectus to Ventritex's stockholders, will be borne by Ventritex. In addition to solicitation by use of the mails, proxies may be solicited from Ventritex's stockholders by directors, officers and employees of Ventritex in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares of Ventritex Common Stock held of record by such brokerage houses, custodians, nominees and fiduciaries, and Ventritex will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

 VENTRITEX STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

BACKGROUND OF THE MERGER

 During the past several years, Ronald A. Matricaria, St. Jude Medical's President and Chief Executive Officer, and Frank M. Fischer, Ventritex's President and Chief Executive Officer, have from time to time had conversations concerning the possibility of St. Jude Medical acquiring Ventritex. These conversations were general in nature and did not lead to any specific proposals. Among the reasons why these discussions never progressed beyond the preliminary stage was the difficulty for St. Jude Medical in assessing the risks and uncertainties involved in the pending patent infringement litigation brought against Ventritex by Intermedics. In addition, two patent license agreements that are material to Ventritex's business (one from Medtronic and the other from CPI), contain provisions that could result in their termination upon the consummation of an acquisition of Ventritex by St. Jude Medical. Although St. Jude Medical's Pacesetter subsidiary holds a patent license relating to cardiac rhythm management (CRM) devices from Medtronic, it holds no such license from CPI.

 In March 1996, St. Jude Medical and Ventritex were each separately advised by a financial advisor representing Telectronics that Telectronics' CRM business was for sale and that the financial advisor would be soliciting offers to acquire the business from a number of parties. Each of St. Jude Medical and Ventritex executed confidentiality agreements with Telectronics in April 1996 and independently received a confidential offering memorandum and other non-public information concerning the Telectronics business. Based upon its review of this information, St. Jude Medical determined that if it were to acquire the assets of the Telectronics business, it would obtain as part of that transaction a patent license from CPI that could be used for the benefit of Ventritex should St. Jude Medical also acquire Ventritex, thereby removing one of the primary obstacles to a potential acquisition of Ventritex. Although the Telectronics Group also held a patent license from Intermedics, Telectronics and St. Jude Medical both believed that it would be desirable in structuring the transaction to obtain Intermedics' consent to the transfer of the Intermedics license to the acquiror of Telectronics' CRM business.

 From time to time during April through July 1996, representatives of and advisors to St. Jude Medical and Ventritex discussed the feasibility, potential structure and general terms of an acquisition of Ventritex by St. Jude Medical on the assumption that St. Jude Medical would first acquire the assets of the Telectronics business. These discussions did not result in any agreement between the parties and in late July 1996 discussions terminated over a disagreement concerning the consideration to be paid to Ventritex's stockholders in the transaction.

 Commencing in late June 1996, St. Jude Medical made several offers to acquire the assets of the Telectronics business in a cash transaction, which offers were not conditioned upon St. Jude Medical's acquisition of Ventritex. In late August 1996, the parties and their respective legal counsel began to negotiate the legal documentation for the purchase by St. Jude Medical of the assets of the Telectronics business.

 Also in late August 1996, representatives of Credit Suisse First Boston Corporation, acting on behalf of St. Jude Medical, contacted representatives of Goldman Sachs, Ventritex's financial advisor, to ascertain Ventritex's interest in resuming discussions regarding a possible transaction. In connection therewith, representatives of the respective financial advisors defined the basis upon which discussions would proceed, including a preliminary understanding with respect to the approximate exchange ratio that would be used to determine the number of shares of St. Jude Medical Common Stock that Ventritex stockholders would receive for each share of their Ventritex Common Stock. Based on these conversations, Ventritex agreed to proceed with discussions and both parties entered into confidentiality agreements for the purpose of permitting the exchange of certain non-public information between the parties and their advisors. St. Jude Medical, in early September 1996, instructed its legal counsel to begin to prepare documentation for its acquisition of Ventritex in a stock-for-stock merger transaction.

 In late September 1996, St. Jude Medical and Telectronics agreed on the terms of St. Jude Medical's acquisition of the assets of the Telectronics business, subject to a number of significant conditions, including the requirement that the parties receive Intermedics' consent to transfer the Intermedics patent license to the St. Jude Medical subsidiary that was to acquire the assets of the Telectronics business.

 From early September 1996 through October 23, 1996, St. Jude Medical, Ventritex and their respective advisors continued with work on, and held a series of meetings and discussions regarding, an Agreement and Plan of Merger (the "Original Merger Agreement") and related documents and the financial, legal and accounting due diligence investigation of the respective companies. During this period, representatives and advisors of St. Jude Medical and Ventritex also held several meetings and telephone discussions to negotiate the principal business terms of the Merger. In addition, each party held a number of meetings of their respective boards of directors to review the status of discussions, as well as the proposed terms of the transaction and the effects thereof.

 Commencing in late September 1996 through October 23, 1996, representatives of St. Jude Medical held a series of meetings and discussions with representatives of SulzerMedica, Inc. (of which Intermedics is a business unit) regarding a potential patent cross-license agreement between the parties and a settlement of the pending litigation between Intermedics and Ventritex, effective upon consummation of the Merger. These discussions culminated on October 23, 1996 with the execution of the Intermedics Agreement. See "Certain Information Concerning St. Jude Medical--Intermedics Agreement."

 On October 16, 1996, the Board of Directors of St. Jude Medical met to review the proposed terms of the Original Merger Agreement and the Merger, the consummation of which being conditioned upon, among other things, the prior consummation of the Telectronics Acquisition. At this meeting, the St. Jude Medical Board of Directors unanimously approved the Original Merger Agreement and the issuance of shares of St. Jude Medical Common Stock pursuant to the Original Merger Agreement.

 On October 22, 1996, the Ventritex Board met to discuss and review the proposed terms of the Original Merger Agreement, which provided for an exchange ratio of
0.6 of a share of St. Jude Medical Common Stock for each share of Ventritex Common Stock, the Telectronics Acquisition and the Intermedics Agreement. Ventritex's management and advisors made presentations concerning the Merger and Goldman Sachs delivered its oral opinion to the effect that, as of such date and based upon and subject to various qualifications and assumptions described in its subsequent written opinion, the exchange ratio then proposed was fair to the holders of Ventritex Common Stock. See "The Merger--Opinion of Ventritex's Financial Advisor." At such meeting, the Ventritex Board approved the Original Merger Agreement (by the unanimous vote of those directors present) and recommended that the holders of Ventritex Common Stock vote in favor of the approval and adoption of the Original Merger Agreement.

 During the evening of October 22, 1996 and early morning of October 23, 1996, St. Jude Medical and Ventritex finalized, executed and delivered the Original Merger Agreement. A joint public announcement of the Merger was made by the parties on the morning of October 23, 1996. On that day, St. Jude Medical also publicly announced the execution of the agreement to effect the Telectronics Acquisition and the execution of the Intermedics Agreement.

 In January 1997, Ventritex made St. Jude Medical aware of certain crystal hermeticicity failures in two implanted Cadence model V-110 defibrillators that were believed to have been associated with the delivery of inappropriately rapid pacing pulses and the induction of lethal ventricular tachyarrhythmias. Ventritex informed St. Jude Medical of the reprogramming procedure then under discussion with the FDA that it believed would prevent the delivery of inappropriately rapid pacing pulses, even in the event of a crystal hermeticicity failure. On January 16, 1997, Ventritex announced that the FDA had authorized it to proceed with the notification program and the reprogramming procedure that Ventritex had proposed to the FDA in response to the crystal hermeticicity failures. See "Certain Information Concerning Ventritex-Recent Product Reprogramming."

 During February and March 1997, St. Jude Medical conducted a due diligence investigation of the product failures, Ventritex's reprogramming procedure and related matters. On March 9-10, 1997, representatives of Credit Suisse First Boston Corporation, acting on behalf of St. Jude Medical, advised Goldman Sachs of St. Jude Medical's belief that the original exchange ratio of 0.6 should be reduced to reflect the financial and other impact on Ventritex resulting from the crystal hermeticicity failures in the Cadence model V-110 defibrillator. Subsequently, at Ventritex's direction, Goldman Sachs advised Credit Suisse First Boston Corporation that Ventritex would consider a modification of the original exchange ratio, provided that the Original Merger Agreement also was amended to make it more likely that the Merger would be consummated.

 From mid-March 1997 through March 28, 1997, St. Jude Medical, Ventritex and their respective advisors held a series of discussions and meetings regarding a modification to the original exchange ratio and the terms of Amendment No. 1 to the Original Merger Agreement ("Amendment No. 1").

 On March 28, 1997, the Ventritex Board met to consider the proposed modification to the original exchange ratio that had been discussed by the parties and their financial and legal advisors and the other amendments to the Original Merger Agreement proposed to be effected by Amendment No. 1 thereto. Ventritex's management and financial and legal advisors made presentations concerning the amendments to the Original Merger Agreement that would be effected by Amendment No. 1, including, without limitation, the following provisions: (i) Ventritex's representations and warranties contained in the Original Merger Agreement relating to reports filed with the Commission, financial statements, no default, no undisclosed liabilities and absence of certain changes, litigation, compliance with applicable law, employee plans, environmental laws and regulations, tax matters, intangible property, material contracts and products would be deleted; (ii) a representation by St. Jude Medical and Pacesetter would be added to the effect that, to the knowledge of St. Jude Medical as of March 28, 1997, all of the representations and warranties of St. Jude Medical and Pacesetter contained in the Merger Agreement were true and correct in all material respects and no breach of any such representation or warranty in any material respect had occurred; (iii) Ventritex's "no solicitation" covenant would be amended to delete the ability of Ventritex's board of directors, in certain circumstances, to (A) furnish information to or enter into negotiations with an entity making an unsolicited Acquisition Proposal, (B) approve or recommend, or propose to approve or amend, an Acquisition Proposal or (C) cause Ventritex to enter into any agreement with respect to an Acquisition Proposal; (iv) a representation by St. Jude Medical would be added to the effect that St. Jude Medical and Pacesetter had entered into a cross-license agreement with Angeion and that the staff of the FTC had informed St. Jude Medical that such agreement eliminated the competitive concerns raised by the Merger (although the parties acknowledge that the Commissioners of the FTC have the sole authority to close the investigation of the Merger); (v) the closing conditions contained in the Original Merger Agreement permitting St. Jude Medical not to consummate the Merger if (A) there occurred a change or event having a Material Adverse Effect on Ventritex or (B) Pacesetter failed to enter into employment agreements with three specified Ventritex employees, would be deleted; (vi) the date upon which either St. Jude Medical or Ventritex could terminate the Merger Agreement if the Merger had not prior thereto been consummated would be extended from May 1, 1997 to June 30, 1997; (vii) the termination provisions of the Original Merger Agreement would be amended to provide that if (A) Ventritex chose to terminate the Merger Agreement or not to consummate the Merger because of a material breach by St. Jude Medical or Pacesetter of any of their representations and warranties contained in the Merger Agreement pertaining to reports filed with the Commission, financial statements, no defaults, no undisclosed liabilities and absence of certain changes, litigation, compliance with applicable law, products or intangible property or (B) Ventritex chose not to consummate the Merger because of the occurrence of a change or event having a Material Adverse Effect on St. Jude Medical, then Ventritex would be required to pay to St. Jude Medical the amount of $7,250,000 at such times as are provided in the Merger Agreement, in full satisfaction and settlement of any claims that St. Jude Medical otherwise might have against Ventritex in respect of the failure of the Merger to be consummated; and (viii) a representation by Ventritex would be added regarding Ventritex's knowledge, as of March 28, 1997, concerning the recent crystal hermeticicity failures in certain implanted Cadence model V-110 devices, the notification and reprogramming programs instituted by Ventritex in response to such failures and certain related matters. At the March 28, 1997 meeting of the Ventritex Board, Goldman Sachs delivered its oral opinion to the effect that, as of such date and based upon and subject to various qualifications and assumptions described in its subsequent written opinion, the Exchange Ratio of 0.5 was fair to the holders of Ventritex Common Stock. See "The Merger-Opinion of Ventritex's Financial Advisor." At such meeting, the Ventritex Board approved Amendment No. 1 (including the reduction of the original exchange ratio of 0.6 to the Exchange Ratio of 0.5) by the unanimous vote of those directors present and recommended that the holders of Ventritex Common Stock vote in favor of the approval and adoption of the Merger Agreement, as amended. Amendment No. 1 was approved by the St. Jude Medical Board of Directors on March 27, 1997. The parties executed and delivered Amendment No. 1 as of March 28, 1997. On the morning of March 31, 1997, St. Jude Medical and Ventritex publicly announced the Exchange Ratio and the execution of Amendment No. 1.

REASONS FOR THE MERGER

 Ventritex. The Ventritex Board has determined that the terms of the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, Ventritex's stockholders. Accordingly, the Ventritex Board has approved the Merger Agreement (by the unanimous vote of all directors present) and recommends that the stockholders of Ventritex vote FOR approval and adoption of the Merger Agreement. In reaching its determination, the Ventritex Board consulted with Ventritex's management, as well as its legal counsel and financial advisor, and gave significant consideration to a number of factors, including, without limitation, the factors referred to below. In view of the wide variety of factors bearing on its decision, the Ventritex Board did not consider it practical to, nor did it attempt to, quantify or otherwise assign relative weight to the factors it considered in reaching its decision.

 The factors considered by the Ventritex Board included:

 o Analyses of the financial performance and condition, businesses and prospects of St. Jude Medical and Ventritex, including, but not limited to, information with respect to their respective recent and historic stock prices and earnings performance. The Ventritex Board also considered the detailed financial analyses, pro forma and other information with respect to St. Jude Medical and Ventritex presented by Goldman Sachs and Ventritex's management, as well as the Ventritex Board's own knowledge of St. Jude Medical, Ventritex and their respective businesses, and the current economic, financial and business climate.

 o The effect on Ventritex stockholders of Ventritex continuing as a stand-alone entity compared to the effect of combining with St. Jude Medical, in light of the factors summarized above with respect to the financial condition and prospects of the two companies on a stand-alone basis and of the surviving corporation. In particular, the Ventritex Board considered that Ventritex has competed only in a single product market (i.e., ICDs), which has resulted in historical volatility in Ventritex's market share, earnings and the market price of Ventritex Common Stock.

 o The view of Ventritex's management that the medical device industry has experienced increased consolidation in recent years as participants have sought to broaden product lines, gain market share, increase international market penetration and enable bundling and capitation arrangements with hospitals and managed care organizations (which are increasingly taking actions that favor medical device companies offering large and cost-effective product portfolios).

 o St. Jude Medical's existing market presence in the bradycardia (pacing) and cardiac catheter products markets and that consummation of the Merger, together with the consummation of the U.S. Telectronics Acquisition on November 29, 1996, would permit the surviving corporation to offer a complete line of CRM products to clinicians and other health care providers.

 o The relatively greater financial, manufacturing, technical, personnel, distribution and research and development resources of St. Jude Medical and the likelihood that such resources would enable Ventritex to accelerate its long-term growth strategy and to compete more effectively in the ICD market.

 o The fact that the Merger should result in a number of important synergies, including (i) potential revenue synergies, including the ability to market Ventritex's products through St. Jude Medical's existing distribution channels and to sell Ventritex's products together with St. Jude Medical's products, and
(ii) potential cost synergies, through consolidation and integration of certain administrative, manufacturing, sales and research and development operations and functions.

 o The financial valuation, reputational and other impacts on Ventritex resulting from the recent crystal hermeticicity failures in three Cadence model V-110 defibrillators that were believed to have been associated with the delivery of inappropriately rapid pacing pulses and the induction of lethal ventricular tachyarrhythmias.

 o The written opinion of Goldman Sachs to the effect that, as of March 28, 1997, and based upon and subject to the various qualifications and assumptions described therein, the Exchange Ratio was fair to the holders of Ventritex Common Stock. See "-Opinion of Ventritex's Financial Advisor."

 o The Exchange Ratio and the other terms of the Merger Agreement, including the amendments to the Original Merger Agreement effected by Amendment No. 1 in order to increase the likelihood that the Merger would be consummated. See "The Merger-Background of the Merger."

 o Ventritex's existing patent licenses and other intellectual property rights relative to the patent licenses and other intellectual property rights that will be available to Ventritex following consummation of the Merger and the Telectronics Acquisition. In particular, the Ventritex Board considered that the Intermedics Agreement will result in the settlement of all outstanding patent infringement litigation between Ventritex and Intermedics and provide the surviving corporation with a license to use all of Intermedics' intellectual property relating to CRM products, except as to certain patents where royalties are due to a third party.

 o The possible outcomes of, and effects on Ventritex and St. Jude Medical of, litigation initiated by Guidant Corporation, CPI, Guidant Sales Corporation and Eli Lilly and Company that attempts to prevent and invalidate the transfer to Pacesetter of the intellectual property rights covered by the CPI/Telectronics license acquired by Pacesetter pursuant to the Telectronics Acquisition and the application of such license rights to the manufacture and sale by Pacesetter of Ventritex's products following the consummation of the Merger.

 o The expectation that the Merger will be a tax-free transaction to Ventritex and its stockholders and will be accounted for as a pooling of interests transaction. See "-Certain Federal Income Tax Consequences" and "-Accounting Treatment."

 o The effect of the Merger on Ventritex's other constituencies, including its senior management and other employees and customers.

 o A number of potential risks relating to the Merger, including (i) the risk that the synergies and other benefits expected from the Merger would not be fully achieved, (ii) the risk that the Merger would not be consummated due to the failure of the parties to satisfy one of the conditions to the Merger, (iii) the risk that the market price of St. Jude Medical Common Stock might decline between execution of the Merger Agreement and consummation of the Merger, (iv) the risk that Ventritex's existing management would no longer manage operations of Ventritex following the Merger, (v) the risk that certain competitors of Ventritex or St. Jude Medical may attempt to hinder consummation of the Merger through the initiation of litigation or by other means and (vi) the other risks described above under "Certain Risk Factors."

 St. Jude Medical. The Board of Directors of St. Jude Medical has determined that the terms of the Merger Agreement are in the best interests of St. Jude Medical and its long-term objectives. Accordingly, St. Jude Medical's Board of Directors has unanimously approved the Merger Agreement. In reaching its determination, St. Jude Medical's Board of Directors considered a number of factors, including, without limitation, those set forth below.

 St. Jude Medical's Board of Directors believes that:

 o St. Jude Medical's customers are seeking to do business with fewer vendors, and only with those suppliers that can deliver a high volume of broad-based technologies that are truly cost-effective. The Merger responds to the changing needs of this evolving customer base by filling gaps in St. Jude Medical's existing CRM product line, thus allowing the surviving corporation to offer an expanded product line.

 o Combining Pacesetter and Ventritex will create a company that is better positioned than St. Jude Medical currently is to adapt to, and benefit from, technological and other developments in the treatment of cardiac disease, thereby resulting in the acceleration of product and technological innovation.

 o The Merger will offer potential cost advantages through the consolidation and integration of certain distribution, sales and administrative operations and functions. St. Jude Medical's Board of Directors also believes that the Merger will result in greater sales of Ventritex's products due to the surviving corporation's more extensive marketing and sales organization and its larger network of established customers.

 o The Merger will allow St. Jude Medical to reduce the cost of products sold by its Pacesetter and Ventritex businesses because of similarities between pacemakers and ICDs and through the possibility of developing one external programmer for both product lines.

 o The Merger will allow the surviving corporation to enhance its ability to rapidly design high-quality pacemakers and ICDs because of the design similarities between the two products and the design talent possessed by St. Jude Medical's Pacesetter business and by Ventritex.

 o The changing health care environment, including the increasing emphasis on cost containment, the emergence of large managed-care buying groups and hospital consolidations, and the potential for increased federal regulation, requires that a successful medical device company have a certain "critical mass" to compete effectively in the market and to absorb the pressures of the managed-care structure. This belief is supported by the consolidation and refocusing taking place among manufacturers and suppliers of pharmaceuticals and medical devices.

 o St. Jude Medical and Ventritex each has an extremely capable management team with an established track record. St. Jude Medical's Board of Directors expects the health care industry to continue to be characterized by uncertainty and the likelihood of continuing consolidation, and believes that by combining the expertise of the two management teams, the surviving corporation will be better able to respond to these changes and to take advantage of the opportunities that these changes may create.

 In addition, in connection with its approval of Amendment No.1 to the Original Merger Agreement, the St. Jude Medical Board of Directors considered the impact on Ventritex resulting from the recent crystal hermeticicity failures in three Cadence model V-110 defibrillators, the due diligence review of such matters by the management of St. Jude Medical, the reduction of the original exchange ratio of 0.6 to the Exchange Ratio of 0.5 and the other amendments to the Original Merger Agreement effected by Amendment No. 1.

OPINION OF VENTRITEX'S FINANCIAL ADVISOR

 On October 22, 1996, Goldman Sachs rendered its oral opinion to the Ventritex Board to the effect that, as of such date and based upon and subject to various qualifications and assumptions described in its subsequent written opinion, the exchange ratio of 0.6 provided by the Original Merger Agreement, was fair to the holders of Ventritex Common Stock. Such oral opinion was subsequently confirmed by delivery of its written opinion, dated October 22, 1996 (the "Original Opinion"). In connection with the consideration by the Ventritex Board of Amendment No. 1 and the Exchange Ratio of 0.5 on March 28, 1997, Goldman Sachs rendered its oral opinion to the Ventritex Board to the effect that, as of such date and based upon and subject to various qualifications and assumptions described in its subsequent written opinion, the Exchange Ratio was fair to holders of Ventritex Common Stock. Such oral opinion was subsequently confirmed by delivery of its written opinion, dated March 28, 1997. In its March 28 opinion, Goldman Sachs noted that (i) the March 28 opinion, and certain of the information upon which it is based, takes into account certain recent events occurring after the date of the Original Opinion and prior to March 28, including crystal hermeticicity failures in certain implanted Cadence model V-110 devices and the related notification and reprogramming activities of Ventritex as described under "Certain Information Concerning Ventritex-Recent Product Reprogramming" (the "Interim Events") and (ii) after the date of the Original Opinion (x) the Telectronics Acquisition had been consummated and (y) pursuant to the Original Merger Agreement, Ventritex had repurchased 290,000 shares of Ventritex Common Stock.

 THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED MARCH 28, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE ANALYSIS PERFORMED BY GOLDMAN SACHS AND IS QUALIFIED BY REFERENCE TO THE WRITTEN OPINION OF GOLDMAN SACHS SET FORTH AS ANNEX B HERETO. STOCKHOLDERS OF VENTRITEX SHOULD READ SUCH OPINION IN ITS ENTIRETY.

 In connection with its opinion, dated March 28, 1997, Goldman Sachs reviewed, among other things: (i) the Merger Agreement; (ii) Ventritex's Annual Reports to stockholders and Annual Reports on Form 10-K for the five fiscal years ended June 30, 1996; (iii) St. Jude Medical's Annual Reports to stockholders and Annual Reports on Form 10-K for the five years ended December 31, 1995; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Ventritex and St. Jude Medical; (v) the Prospectus, dated August 15, 1996, for Ventritex's offering of $57.5 million aggregate principal amount of the Convertible Notes; (vi) certain other communications from Ventritex and St. Jude Medical to their respective stockholders, including St. Jude Medical's announcement of results for the fiscal year ended December 31, 1996; (vii) certain internal financial analyses and forecasts for Ventritex prepared by Ventritex's management which were revised from the financial analyses and forecasts for Ventritex provided to Goldman Sachs in connection with the rendering of its Original Opinion to take into account the Interim Events, and which also included certain analyses and forecasts for Ventritex as a unit of St. Jude Medical; (viii) certain internal financial analyses and forecasts for St. Jude Medical (including analyses and forecasts for the Telectronics Group) prepared by St. Jude Medical management, which analyses and forecasts were revised from the financial analyses and forecasts for St. Jude Medical and the Telectronics Group provided to Goldman Sachs in connection with the rendering of its Original Opinion based on discussions with St. Jude Medical management; and
(ix) certain projected cost savings and operating synergies resulting from the Merger and the Telectronics Acquisition prepared by St. Jude Medical's management. Goldman Sachs also held discussions with members of the senior management of Ventritex and St. Jude Medical regarding the past and current business operations, financial condition, and future prospects of their respective companies and of St. Jude Medical after giving effect to the Merger and the Telectronics Acquisition. With respect to the Telectronics Group, (i) Goldman Sachs reviewed the Asset Purchase Agreement (United States), dated as of September 24, 1996, by and among O Acquisition, Inc., Telectronics Pacing Systems, Inc. and TPLC, Inc. and the Asset Purchase Agreement (Australia), dated as of September 24, 1996, among O Acquisition, Inc., Telectronics Pty. Ltd. and Medical Telectronics Pty. Ltd.,
(ii) with Ventritex's consent, Goldman Sachs did not meet with the management of the Telectronics Group and (iii) with Ventritex's consent, Goldman Sachs' review of the business of the Telectronics Group was limited to its review of the aforementioned forecasts for the Telectronics Group and discussions with St. Jude Medical's management in respect of the Telectronics Group. In addition, Goldman Sachs reviewed the reported price and trading activity for Ventritex Common Stock and St. Jude Medical Common Stock, compared certain financial and stock market information for Ventritex and St. Jude Medical with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical device and hospital supply industries specifically and in other industries generally and performed such other studies and analyses as it considered appropriate, of which the material analyses are described below. Ventritex imposed no limitations on the scope of Goldman Sachs' studies or analysis.

 Goldman Sachs relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. In that regard, Goldman Sachs assumed, with Ventritex's consent, that the revised financial forecasts for St. Jude Medical (including, without limitation, the forecasts in respect of the Telectronics Group and the projected cost savings and operating synergies resulting from the Merger and the Telectronics Acquisition) and Ventritex had been reasonably prepared on a basis reflecting the best currently available judgments and estimates of their respective managements. For purposes of Goldman Sachs' analysis and with Ventritex's consent, Goldman Sachs took into account the view of Ventritex's management of the risks and uncertainties associated with Ventritex in achieving management's forecasts in the amounts and at the times indicated. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of Ventritex, St. Jude Medical or the Telectronics Group or any of their respective subsidiaries, and Goldman Sachs had not been furnished with any such evaluation or appraisal. Ventritex advised Goldman Sachs that it should assume that (i) the litigation settlements and the agreements with respect to patent cross-licenses contemplated by the Intermedics Agreement will be entered into either prior to or simultaneously with the Merger and (ii) after giving effect to the Merger and the Telectronics Acquisition, St. Jude Medical, directly or indirectly, will own or have the right to use all intellectual property necessary to operate the business of Ventritex as presently conducted and as presently proposed to be conducted. Goldman Sachs assumed with Ventritex's consent that the Merger will be accounted for as a pooling-of-interests under generally accepted accounting principles.

 The following is a summary of certain of the financial analyses reviewed by Goldman Sachs with the Ventritex Board on March 28, 1997 and used by Goldman Sachs in connection with providing its oral opinion to the Ventritex Board at its meeting. Goldman Sachs utilized substantially the same types of financial analyses in preparing its written opinion dated March 28, 1997 as it utilized in connection with the meeting of the Ventritex Board on October 22, 1996.

 1. Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to Ventritex and St. Jude Medical as of March 20, 1997 to corresponding financial information, ratios and public market multiples as of March 20, 1997 for the following five publicly-traded cardiovascular medical device corporations with large market capitalizations: Boston Scientific Corporation, C.R. Bard Inc., Guidant Corporation, Medtronic, and Thermo Cardiosystems Inc. (the "Large Selected Companies"). The multiples of Ventritex and St. Jude Medical were calculated using a price of $16.50 per share of Ventritex Common Stock and $33.63 per share of St. Jude Medical Common Stock, the closing price of such shares on March 20, 1997, and the multiples of the Large Selected Companies were calculated using the closing market prices for such companies on March 20, 1997. Goldman Sachs noted that the market price per share of Ventritex Common Stock as of March 20, 1997 ($16.50) utilized in this analysis (as well as in certain of its other analyses described in this Proxy Statement/Prospectus) may not reflect the market price that a share of Ventritex Common Stock would trade at, assuming that the public announcement of the Original Merger Agreement had not occurred but taking into account the occurrence of the Interim Events. Except as set forth below, the multiples and ratios for Ventritex, St. Jude Medical and each of the Large Selected Companies were based on the most recent publicly available information. With respect to the Large Selected Companies, Goldman Sachs considered levered market capitalization (i.e., market value of common equity plus estimated market value of debt less cash and cash equivalents) as a multiple of latest twelve months ("LTM") revenues, as a multiple of LTM earnings before interest and taxes ("EBIT") and as a multiple of LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"). Goldman Sachs' analyses were adjusted to exclude certain multiples which Goldman Sachs determined were not meaningful. Goldman Sachs' analyses of the Large Selected Companies (other than Thermo Cardiosystems Inc.) indicated multiples of levered market capitalization to LTM revenues with a range from a low of 1.6x to a high of 7.9x (and a mean of 5.2x and a median of 5.7x), to LTM EBIT with a range from a low of 11.5x to a high of 36.9x (and a mean of 21.7x and a median of 19.3x), and to LTM EBITDA with a range from a low of 8.6x to a high of 32.7x (and a mean of 18.4x and a median of 16.2x), compared to multiples of levered market capitalization to LTM revenues of 5.1x for Ventritex (data for LTM EBIT and EBITDA was not meaningful) and multiples of 3.4x, 12.6x and 10.6x, respectively, for St. Jude Medical. Goldman Sachs also considered for the Large Selected Companies the ratios of price to 1997 and 1998 earnings ("PE ratios") (based on Institutional Broker Estimate System ("IBES") estimates as of March 14, 1997 for the Large Selected Companies and for Ventritex and St. Jude Medical, adjusted to reflect a calendar year end), which for the Large Selected Companies (other than Thermo Cardiosystems, Inc.) ranged from a low of 13.8x to a high of 29.9x for 1997 PE ratios (with a mean of 23.9x and a median of 26.0x), and a low of 12.4x to a high of 22.5x for 1998 PE ratios (with a mean of 19.5x and a median of 21.6x), compared to 24.1x for Ventritex's estimated calendar year 1998 PE ratios (data for estimated calendar year 1997 PE ratios was not meaningful) and 17.7x and 13.5x, respectively, for St. Jude Medical. Five-year EPS growth rate (based on IBES estimates) for the Large Selected Companies (other than Thermo Cardiosystems, Inc.) ranged from a low of 11% to a high of 25% (with a mean of 19% and a median of 20%), compared to 25% for Ventritex and 15% for St. Jude Medical. Goldman Sachs also considered in its analysis that for the Large Selected Companies the market price per share as a percentage of the highest price per share for the 52-week period ending March 20, 1997 (excluding Thermo Cardiosystems Inc.) ranged from a low of 73% to a high of 94% (and a mean of 86% and a median of 88%) as compared to 66% for Ventritex and 78% for St. Jude Medical.

 Goldman Sachs reviewed and compared certain financial information relating to Ventritex and St. Jude Medical as of March 20, 1997 to the corresponding financial information, ratios and public market multiples as of March 20, 1997 for the following eight publicly traded cardiovascular medical device corporations with small to medium market capitalizations: Arterial Vascular Engineering, Inc., Arrow International, Inc., Cardiothoracic Systems, Inc., Endosonics Corp., Heartport, Inc., In Control, Inc., Physio-Control and PLC Systems (the "Other Selected Companies"). The multiples of Ventritex and St. Jude Medical were calculated using a price of $16.50 per share of Ventritex Common Stock and $33.63 per share of St. Jude Medical Common Stock, the closing price of such shares on March 20, 1997, and the multiples of the Other Selected Companies were calculated using the closing market prices for such companies on March 20, 1997. With respect to the Other Selected Companies, Goldman Sachs considered, among other things, levered market capitalization as a multiple of LTM revenues, as a multiple of LTM EBIT and as a multiple of LTM EBITDA. Goldman Sachs' analyses of the Other Selected Companies indicated multiples of levered market capitalization to LTM revenues of the Other Selected Companies (other than Cardiothoracic Systems, Inc., Heartport, Inc., In Control, Inc. and PLC Systems for which the data was not meaningful) with a range from a low of 1.9x to a high of 5.5x (and a mean of 3.7x and a median of 3.6x), to LTM EBIT for the Other Selected Companies (other than Cardiothoracic Systems, Inc., Endosonics

Corp., Heartport, Inc., In Control, Inc. and PLC Systems for which the data was not meaningful) with a range from 12.1x to 14.0x (and a mean of 12.9x and a median of 12.5x) and to LTM EBITDA for the Other Selected Companies (other than Cardiothoracic Systems, Inc., Endosonics Corp., Heartport, Inc., In Control, Inc. and PLC Systems for which the data was not meaningful) with a range from a low of 11.1x to a high of 11.8x (and a mean of 11.5x and a median of 11.7x), compared to multiples of levered market capitalization to LTM revenues of 5.1x for Ventritex (data for LTM EBIT and EBITDA was not meaningful) and levered multiples of 3.4x, 12.6x and 10.6x, respectively, for St. Jude Medical. Goldman Sachs also considered for the Other Selected Companies (other than Cardiothoracic Systems, Inc., Heartport, Inc. and In Control, Inc. for which the data was not meaningful) 1997 and 1998 PE ratios (based on IBES estimates as of March 14, 1997 for the Other Selected Companies and for Ventritex and St. Jude Medical, adjusted to reflect a calendar year end), which ranged from a low of 17.4x to a high of 20.6x for 1997 PE ratios (and a mean of 19.2x and a median of 19.6x), and a low of 14.8x to a high of 21.8x for 1998 PE ratios (and a mean of 17.4x and a median of 15.3x), compared to 24.1x for Ventritex's 1998 PE ratios (data for 1997 earnings was not meaningful) and 17.7x and 13.5x, respectively, for St. Jude Medical. Five-year EPS growth rates (based on IBES estimates) for the Other Selected Companies (other than Heartport, Inc., In Control, Inc. and PLC Systems for which such data was not available) ranged from a low of 18% to a high of 35% (with a mean of 26% and a median of 24%), compared to 25% for Ventritex and 15% for St. Jude Medical. Goldman Sachs also considered in its analysis that for the Other Selected Companies the market price per share as of March 20, 1997 as a percentage of the highest price per share for the 52-week period ending March 20, 1997 ranged from a low of 31% to a high of 80% (and a mean of 59% and a median of 58%) as compared to 66% for Ventritex and 78% for St. Jude Medical.

 In connection with rendering its Original Opinion, Goldman Sachs conducted a similar selected company's analysis and calculated multiples for Ventritex and St. Jude Medical using a price of $19.25 per share of Ventritex Common Stock and $39.88 per share of St. Jude Medical Common Stock, the closing price of such shares on October 18, 1996. In its analysis, Goldman Sachs analyzed (i) multiples of levered market capitalization to LTM revenues of 6.9x (data for LTM EBIT and EBITDA was not meaningful) for Ventritex and levered multiples of 3.9x, 14.4x and 12.0x, respectively, for St. Jude Medical, (ii) 1997 and 1998 PE Ratios (based on IBES estimates as of October 14, 1996) of 56.6x and 22.1x, respectively, for Ventritex and 18.1x and 15.8x, respectively, for St. Jude Medical, (iii) five year EPS growth rates of 25.0% for Ventritex and 15.0% for St. Jude Medical and (iv) the market price per share of Ventritex Common Stock and St. Jude Medical Stock as of October 18, 1996 as a percentage of the highest price per share of such common stock for the 52-week period ending October 18, 1996 was 79% and 87%, respectively.

 2. Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to 139 selected transactions in the medical device and hospital supply industries since 1992 (including five pending transactions) (the "Selected Transactions"). Such analysis indicated that for the Selected Transactions aggregate consideration as a multiple of (i) LTM sales ranged from a low of 0.3x to a high of 62.8x (with a mean of 3.1x and a median of 1.7x), (ii) LTM EBIT ranged from a low of 5.7x to a high of 101.9x (with a mean of 21.2x and a median of 17.3x) and (iii) LTM net income ranged from a low of 10.0x to a high of 91.2x (with a mean of 33.1x and a median of 31.5x). Such analysis also indicated that for the Selected Transactions, the percentage premium paid (based on the stock price of the companies four weeks prior to the announcement of the transaction) ranged from a low of 0.2% to a high of 100.0%, with a mean of 31.4% and a median of 33.3%.

 3. Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis utilizing stand-alone projections for Ventritex for the years 1997 through 2001 prepared in March 1997 by Ventritex management (the "March Standalone Case") which projections take into account the Interim Events and assume that the transaction with St. Jude Medical has been terminated and Ventritex continues on a stand-alone basis. Goldman Sachs calculated a net present value of free cash flows for the years 1997 through 2001 using discount rates ranging from 20.0% to 30.0%. Goldman Sachs calculated Ventritex's terminal values in the year 2001 based on multiples ranging from 8.0x EBIT to 20.0x EBIT. These terminal values were then discounted using discount rates ranging from 20.0% to 30.0%. Utilizing this analysis, the implied value per share of Ventritex Common Stock (which is the present value of cash flows plus the terminal value, less net debt, divided by the fully diluted outstanding shares of Ventritex Common Stock) ranged from a low of $10.34 to a high of $25.17. Goldman Sachs also determined the implied value per share of Ventritex Common Stock utilizing the mid-case estimates provided by Ventritex management to Goldman Sachs in connection with the rendering of its Original Opinion (the "Management Mid-Case") to range from a low of $13.94 to a high of $37.00.

 4. Exchange Ratio Analysis. Utilizing an Exchange Ratio of 0.5, Goldman Sachs also performed an analysis of the value to be received by Ventritex's stockholders per share of Ventritex Common Stock based on a per share price of St. Jude Medical Common Stock ranging from a low of $32.00 to a high of $42.00. Based on this range, Goldman Sachs determined the implied premium payable per share of Ventritex Common Stock relative to: (i) the closing per share price of Ventritex Common Stock on March 20, 1997 ($16.50) to range from a discount of 3.0% to a premium of 27.3%; (ii) the closing per share price of Ventritex Common Stock four weeks prior to March 20, 1997 ($20.63), to range from a discount of 22.4% to a premium of 1.8%; (iii) the weighted average per share price of Ventritex Common Stock for the one year period ending March 20, 1997 ($19.03) to range from a discount of 15.9% to a premium of 10.4%, (iv) the highest per share price of Ventritex Common Stock for the 52-week period ending March 20, 1997 ($24.88) to range from a discount of 35.7% to a discount of 15.6%; and (v) the lowest price per share of Ventritex Common Stock for the 52-week period ending March 20, 1997 ($12.38) to range from a premium of 29.3% to a premium of 69.7%. Goldman Sachs also compared the historical ratio of the market price per share of Ventritex Common Stock to the market price per share of St. Jude Medical Common Stock for the period from March 16, 1992 to March 14, 1997.

 In its analysis, Goldman Sachs also noted the implied premium payable per share of Ventritex Common Stock (based on the $33.63 closing per share price of St. Jude Medical Common Stock on March 20, 1997) to be (i) a premium of 1.9% relative to the closing per share price of Ventritex Common Stock as of March 20, 1997, (ii) a discount of (18.5%) relative to the closing per share price of Ventritex Common Stock four weeks prior to March 20, 1997, (iii) a discount of (32.4%) relative to the highest per share price of Ventritex Common Stock for the 52-week period ending March 20, 1997, and (iv) a premium of 35.9% relative to the lowest per share price of Ventritex Common Stock for the 52-week period ending March 20, 1997. In connection with rendering its Original Opinion, based on an exchange ratio of 0.6 and an implied equity price per share of Ventritex Common Stock equal to $23.93 (based on the $39.88 closing per share price of St. Jude Medical Common Stock on October 18, 1996), Goldman Sachs noted the implied premium payable per share of Ventritex Common Stock to be (i) a premium of 24.3% relative to the closing per share price of Ventritex Common Stock as of October 18, 1996, (ii) a premium of 33.8% relative to the closing per share price of Ventritex Common Stock four weeks prior to October 18, 1996, (iii) a discount of (1.8%) relative to the highest per share price of Ventritex Common Stock for the 52-week period ending October 18, 1996, and (iv) a premium of 93.30% relative to the lowest per share price of Ventritex Common Stock for the 52-week period ending October 18, 1996.

 5. Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the Merger. Goldman Sachs' analyses were based on, among other things, the following assumptions: (i) the Exchange Ratio of 0.5, (ii) the payment of an aggregate consideration of $155 million for the Telectronics Acquisition and the Intermedics Agreement, and certain accounting and financing assumptions relating to the Telectronics Acquisition provided by St. Jude Medical management, (iii) a restructuring by St. Jude Medical of the business of the Telectronics Group acquired by it and cost savings resulting from the Telectronics Acquisition based on figures provided by St. Jude Medical management and (iv) certain cost savings and operating synergies resulting from the Merger prepared by St. Jude Medical management (the "Synergies"). Goldman Sachs compared the EPS of the combined entity (St. Jude Medical, the Telectronics Group and Ventritex) to St. Jude Medical's stand-alone EPS (St. Jude Medical and the Telectronics Group) using (i) for St. Jude Medical, the estimates for St. Jude Medical (including forecasts for the Telectronics Group which give effect to St. Jude Medical's proposed restructuring of the business of the Telectronics Group) provided to Goldman Sachs in October of 1996, which estimates were reconfirmed by St. Jude Medical in March of 1997, subject to certain revisions based on conversations with St. Jude Medical management, (ii) for Ventritex, the March Standalone Case (adjusted to reflect a calendar year end) together with the Synergies except that for the year 1997 Goldman Sachs utilized an operating plan provided by Ventritex management which treats Ventritex as a unit of St. Jude Medical. In connection with its pro forma merger analysis, Goldman Sachs utilized the March Standalone Case together with the Synergies for Ventritex for the years 1998 through 2001 because Ventritex's management had not prepared an operating plan for those years treating Ventritex as a unit of St. Jude Medical and based on the view of Ventritex management that the March Standalone Case together with the Synergies represented the best estimates available to Goldman Sachs of Ventritex's performance as a unit of St. Jude Medical for those years. Utilizing these estimates, Goldman Sachs analyzed that the Merger would be dilutive in the years 1997 and 1998 and accretive in the years 1999 through 2001.

 6. Contribution Analysis. Goldman Sachs analyzed and compared the respective contribution of revenues, EBIT and net income of Ventritex and St. Jude Medical to the combined entity. Using the March Standalone Case estimates (adjusted to reflect a calendar year end) for Ventritex and estimates for St. Jude Medical (including estimates for the Telectronics Group restructured by St. Jude Medical) which were prepared by St. Jude Medical management, Goldman Sachs calculated that Ventritex would contribute (i) 10.2%, 7.8%, 10.3% and 14.4%, respectively, to 1995 through 1998 revenues of the combined entity (as compared to 10.2%, 10.0%, 17.1% and 18.3%, respectively, utilizing the Management Mid-Case estimates and the projections for St. Jude Medical (including the Telectronics Group) provided to Goldman Sachs in connection with the rendering of its Original Opinion); (ii) (22.7%), (32.1%), (6.0%) and 10.1%, respectively, to 1995 through 1998 EBIT of the combined entity (as compared to (22.7%), (18.3%), 13.6% and 15.2%, respectively, utilizing the Management Mid-Case estimates and the projections for St. Jude Medical (including the Telectronics Group) provided to Goldman Sachs in connection with the rendering of its Original Opinion); and (iii) (33.2%), (81.2%), (14.0%) and 11.1%, respectively, to 1995 through 1998 net income of the combined entity (as compared to (33.2%), (41.6%), 16.8% and 18.4%, respectively, utilizing the Management Mid-Case estimates and the projections for St. Jude Medical (including the Telectronics Group) provided to Goldman Sachs in connection with the rendering of its Original Opinion).

 7. Multiple Analysis. Using the March Standalone Case, the Exchange Ratio of 0.5 and an implied equity price per share of Ventritex Common Stock equal to $16.81 (based on the $33.63 closing per share price of St. Jude Medical Common Stock on March 20, 1997), Goldman Sachs calculated that: (i) the aggregate equity Merger consideration is $412 million (calculated based on the closing per share price of St. Jude Medical Common Stock on March 20, 1997 and based on the sum of the number of shares of Ventritex Common Stock outstanding on such date, the number of shares of Ventritex Common Stock issuable upon conversion of all outstanding options to purchase Ventritex Common Stock and the Convertible Notes and the number of shares of Ventritex Common Stock issuable under Ventritex's employee stock ownership plan); (ii) levered consideration ($361 million) as a multiple of (a) net sales was 5.3x, 4.2x and 2.1x, respectively, for LTM ended December 31, 1996 and for estimated 1997 and 1998, (b) EBITDA was 10.3x for estimated 1998, and (c) EBIT was 21.5x for estimated 1998 (data for LTM and 1997 EBITDA and EBIT was not meaningful); and (iii) the implied equity value per share of Ventritex Common Stock ($16.81) as a multiple of EPS was 35.8x for estimated 1998 (and 27.1x for estimated 1998 based on IBES estimates) (data for LTM and 1997 EPS was not meaningful).

 The summary set forth above does not purport to be a complete description of the analyses performed by Goldman Sachs. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses and did not assign relative weights to any of the analyses. No company or transaction used in the above analyses as a comparison is identical to Ventritex or St. Jude Medical or the contemplated transaction. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the Ventritex Board of Directors as to the fairness of the Exchange Ratio to the holders of Ventritex Common Stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or may trade in the future. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Ventritex, St. Jude Medical, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

 As described above, Goldman Sachs' opinion to the Ventritex Board was one of many factors taken into consideration by the Ventritex Board in making its determination to approve the Merger Agreement.

 Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Ventritex selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. In addition, Goldman Sachs is familiar with Ventritex having provided certain investment banking services to Ventritex from time to time, including having acted as managing underwriter of Ventritex's offering of the Convertible Notes in August 1996 and having acted as its financial advisor in connection with, and having participated in certain negotiations leading to, the Merger Agreement. As disclosed to Ventritex previously, Goldman Sachs has provided certain investment banking services to St. Jude Medical from time to time and may do so in the future.

 Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time hold positions in the securities or options on securities of Ventritex and/or St. Jude Medical for its own account and for the account of customers. At the close of business on March 27, 1997, Goldman Sachs had accumulated a net long position of 8,092 shares of St. Jude Medical Common Stock and had accumulated a net short position of 326,828 shares of Ventritex Common Stock and had accumulated a long position of $7,420,000 of the Convertible Notes.

 Pursuant to a letter agreement dated August 6, 1996 (the "Engagement Letter"), Ventritex engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of Ventritex. Pursuant to the terms of the Engagement Letter, Ventritex has agreed to pay Goldman Sachs, upon the purchase of 50% or more of the Ventritex Common Stock in one or more a series of transactions by one or more of a group of related purchasers, a transaction fee of 1.0% of the aggregate consideration paid in such transaction (approximately $4.2 million, assuming a value of $34.00 per share of St. Jude Medical Common Stock). In addition, Ventritex has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs and certain related persons against certain liabilities, including certain liabilities under the federal securities laws arising out of this engagement.

MANAGEMENT OF PACESETTER AFTER THE MERGER

 The directors and officers of Pacesetter at the Effective Time will continue as the initial directors and officers of the surviving corporation after the Merger. The officers of Ventritex at the Effective Time will be the initial officers of the Ventritex division of the surviving corporation after the Merger. It is a condition to Ventritex's obligation to consummate the Merger that, as of the Effective Time, Pacesetter shall have offered to enter into two-year employment agreements with 18 current employees of Ventritex. See "-Interests of Certain Persons in the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

 Ventritex Stock Options

 All outstanding stock options for the purchase of Ventritex Common Stock were granted pursuant to option agreements that provide that in the event of a merger of Ventritex with or into another corporation, each outstanding option may be assumed, or an equivalent option or right may be substituted, by the successor corporation or a parent or subsidiary of the successor corporation. Pursuant to the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of Ventritex Common Stock will be cancelled, and St. Jude Medical will issue in lieu thereof an option (on substantially the same terms and conditions) to acquire that number of shares of St. Jude Medical Common Stock that the holder of such option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a per share price equal to the aggregate exercise price for the Ventritex Common Stock previously purchasable pursuant to the cancelled option divided by the number of shares of St. Jude Medical Common Stock purchasable under the replacement option.

 Employment and Severance Arrangements

 Ventritex has adopted the Severance Plan covering certain of its employees, including each of its officers. The Severance Plan provides that upon a change of control and upon the event of a subsequent not-for-cause termination or constructive termination, such employees would be eligible to receive a severance payment. The Merger will constitute a change in control of Ventritex within the meaning of the Severance Plan. Officers would receive severance payments in an amount equal to twice their annual base salary and target bonus plus $25,000, unless the termination occurs more than 12 months following the change of control, in which case such amounts are decreased by half. Other participants would receive severance payments in an amount equal to their annual base salary and target bonus plus $12,500, unless the termination occurs more than 12 months following the change of control, in which case such amounts are decreased by half. The Severance Plan remains in effect for two years subsequent to a change of control.

 At or before the Effective Time, pursuant to the Merger Agreement, Pacesetter shall have offered to enter into two-year employment agreements with 18 specified employees of Ventritex. The form of employment agreement contemplated by the Merger Agreement provides, among other things, that upon a not-for-cause termination or constructive termination of employment during the term of such employment agreement, the employee would be eligible to receive a severance payment in an amount equal to 200% of his or her annual base salary and target bonus plus $12,500 (8 employees) or 300% of his or her annual base salary and target bonus plus $25,000 (10 employees). The form of employment agreement provides that the employee's execution thereof constitutes a waiver of all rights he or she may have under the Severance Plan. See "The Merger Agreement-Form of Employment Agreement."

 Pursuant to the Merger Agreement, St. Jude Medical has agreed to maintain until June 30, 1998: (i) salary and hourly wage rates for each Ventritex employee at not less than the rate applicable to such employee immediately prior to the Merger and (ii) benefits under employee benefit plans which are substantially comparable in the aggregate to such benefits provided by Ventritex immediately prior to the Merger. See "The Merger Agreement-Certain Covenants-Employee Matters."

 Indemnification; Directors' and Officers' Insurance

 Pursuant to the Merger Agreement, St. Jude Medical has agreed to indemnify each of Ventritex's directors and officers against all losses, expenses, costs, claims, damages or liabilities arising out of events occurring at or before the Effective Time. St. Jude Medical also has agreed to maintain Ventritex's current directors' and officers' liability insurance for three years after the effective time (or as much coverage as can be obtained for an annual premium amount equal to 150% of the current premium). See "The Merger Agreement-Certain Covenants-Indemnification; Directors' and Officers' Insurance."

 Ownership and Voting of Stock

 As of March 31, 1997, directors and executive officers of Ventritex and their affiliates may be deemed to have or share beneficial ownership of approximately 1,360,000 of the outstanding shares of Ventritex Common Stock. Each of the directors and executive officers of Ventritex has advised Ventritex that he intends to vote or direct the vote of all the outstanding shares of Ventritex Common Stock over which he has or shares voting control in favor of the approval and adoption of the Merger Agreement.

 As of April 8, 1997, neither Ventritex nor its directors and executive officers and their affiliates beneficially owned any shares of St. Jude Medical Common Stock and neither St. Jude Medical nor its directors and executive officers and their affiliates beneficially owned any shares of Ventritex Common Stock.

ACCOUNTING TREATMENT

 The Merger is intended to qualify as a pooling-of-interests for accounting and financial reporting purposes. In general, under the pooling-of-interests method of accounting, the recorded assets and liabilities of Pacesetter and Ventritex will be carried forward to the surviving corporation at their recorded amounts, the operating results of the surviving corporation will include the operating results of Pacesetter and Ventritex for the entire fiscal year in which the Merger occurred, and the reported results of Pacesetter and Ventritex will be combined and restated as the results of the surviving corporation. Ventritex and St. Jude Medical each has agreed that it will not take any action which could prevent the Merger from being accounted for as a pooling-of-interests for accounting purposes and Ventritex has agreed to bring to the attention of St. Jude Medical, and St. Jude Medical has agreed to bring to the attention of Ventritex, any actions, agreements or understandings, whether written or oral, that could be reasonably likely to prevent St. Jude Medical from accounting for the Merger as a pooling-of-interests. The respective obligations of St. Jude Medical and Ventritex to consummate the Merger are subject to their receipt of a letter from Ernst & Young LLP, independent accountants, regarding that firm's concurrence with the conclusions of the respective managements of St. Jude Medical and Ventritex that pooling-of-interests is the appropriate accounting for the Merger under Accounting Principles Board Opinion No. 16, provided that the Merger is consummated in accordance with the terms of the Merger Agreement. St. Jude Medical and Ventritex have agreed to inform all affiliates as to those actions that should or should not be taken by such persons to ensure that the Merger will be accounted for as a pooling-of-interests. See "The Merger Agreement-Certain Covenants-Pooling."

 Pursuant to the Merger Agreement, St. Jude Medical and Ventritex has each agreed to use its best efforts to obtain a written agreement on or prior to the Effective Time from its affiliates providing that such affiliates will not sell or in any other way reduce such affiliate's risk relative to any shares of St. Jude Medical Common Stock (within the meaning of the Commission's Financial Reporting Release No. 1, "Codification of Financing Reporting Policies," Sec.
201.01 47 F.R. 21028 (May 17, 1982)), until such time as financial results (including combined sales and net income) covering at least 30 days of post-Effective Time operations have been published, except as permitted by Staff Accounting Bulletin No. 76 issued by the Commission.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

 General. The following discussion is a summary of the material United States federal income tax consequences of the Merger. This discussion deals only with citizens or residents of the United States or domestic corporations that hold Ventritex Common Stock. It is assumed that shares of Ventritex Common Stock are held as "capital assets" within the meaning of Section 1221 of the Code. This discussion does not address all aspects of federal income taxation that might be relevant to particular holders of Ventritex Common Stock in light of their status or personal investment circumstances, nor does it discuss the consequences to holders who are subject to special treatment under federal income tax laws, such as dealers in securities, regulated investment companies, life insurance companies, other financial institutions, tax-exempt organizations, pass-through entities, taxpayers who hold Ventritex Common Stock as part of a "straddle," "hedge" or "conversion transaction" or who have a "functional currency" other than the United States dollar. In addition, this discussion does not address the tax consequences to holders of options under Ventritex's stock option plans or other persons who have received their Ventritex Common Stock as compensation. Moreover, the state, local, foreign and estate tax consequences to Ventritex stockholders are not discussed. Neither St. Jude Medical nor Ventritex has requested or will receive a ruling from the Internal Revenue Service (the "Service") as to the tax consequences of the Merger.

 THIS SUMMARY IS BASED UPON THE CODE, REGULATIONS PROPOSED OR PROMULGATED THEREUNDER, JUDICIAL PRECEDENT RELATING THERETO, AND CURRENT RULINGS AND ADMINISTRATIVE PRACTICE OF THE SERVICE, IN EACH CASE, AS IN EFFECT AS OF THE DATE HEREOF, ALL OF WHICH ARE SUBJECT TO CHANGE AT ANY TIME, POSSIBLY WITH RETROACTIVE EFFECT. HOLDERS OF VENTRITEX COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

 Tax Consequences of the Merger. No gain or loss will be recognized for federal income tax purposes by St. Jude Medical, Ventritex or Pacesetter as a result of the Merger and, except as described below with respect to cash received in lieu of fractional shares, a holder of Ventritex Common Stock will not recognize gain or loss on the exchange of shares of Ventritex Common Stock pursuant to the Merger. The tax basis of the St. Jude Medical Common Stock received by such holder will be the same as the tax basis of the Ventritex Common Stock surrendered therefor (reduced by the amount of such tax basis allocable to fractional shares for which cash is received). The holding period of the St. Jude Medical Common Stock will include the holding period of the Ventritex Common Stock surrendered therefor.

 Cash in Lieu of a Fractional Share. A Ventritex stockholder who, pursuant to the Merger, receives cash in lieu of a fractional share interest in St. Jude Medical Common Stock will be treated as having received such fractional share of St. Jude Medical Common Stock pursuant to the Merger and then as having received such cash in redemption of such fractional share. Provided that such deemed distribution is "substantially disproportionate" with respect to such stockholder or is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the Ventritex stockholder will generally recognize capital gain or loss on such deemed redemption in an amount equal to the difference between the amount of cash received and the portion of the basis of the Ventritex Common Stock allocable to such fractional share interest. Such gain or loss will be long-term if such share of Ventritex Common Stock has been held for more than one year at the Effective Time.

 Backup Withholding. Under the Code, a holder of Ventritex Common Stock may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to the amount of any cash received pursuant to the Merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Service.

 Conditions to the Merger. It is a condition to the obligation of St. Jude Medical to consummate the Merger that St. Jude Medical shall have received an opinion from Weil, Gotshal & Manges LLP substantially to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by St. Jude Medical, Ventritex or Pacesetter as a result of the Merger. It is a condition to the obligation of Ventritex to consummate the Merger that Ventritex shall have received an opinion from Sullivan & Cromwell substantially to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by a holder of Ventritex Common Stock as a result of the Merger except with respect to cash received by such holder in lieu of fractional shares. In rendering such opinions, counsel to each of St. Jude Medical and Ventritex will rely upon certain representations made by St. Jude Medical, Ventritex and Pacesetter.

REGULATORY MATTERS

 Antitrust. Under the HSR Act and the rules promulgated thereunder, the Merger cannot be consummated until requisite pre-merger notifications have been filed and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice and specified waiting period requirements have been satisfied. St. Jude Medical and Ventritex filed pre-merger notification and report forms under the HSR Act with the FTC and the Antitrust Division on October 25, 1996 and October 29, 1996, respectively. On November 27, 1996, the FTC issued a Second Request in connection with its review of the Merger. On April 2, 1997, St. Jude Medical and Pacesetter entered into a cross-license agreement with Angeion, and have been informed by the FTC staff that this agreement eliminates the competitive concerns raised by the Merger, although the Commissioners of the FTC have the sole authority to close the investigation of the Merger. St. Jude Medical anticipates a prompt and satisfactory resolution of the FTC inquiry in light of the foregoing and has requested that the investigation of the Merger be closed. At any time before or after the Effective Time, and notwithstanding that the HSR Act waiting period has expired, the FTC or the Antitrust Division and any state regulatory authority could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin consummation of the Merger or seeking divestiture of substantial assets of St. Jude Medical or Ventritex. Private parties also may seek to take legal action under the antitrust laws under certain circumstances.

FEDERAL SECURITIES LAW CONSEQUENCES

 The shares of St. Jude Medical Common Stock to be issued in connection with the Merger have been registered under the Securities Act and, therefore, such shares will be freely transferable, except that any shares of St. Jude Medical Common Stock received by persons who are deemed to be "Affiliates" (as such term is defined under the Securities Act) of Ventritex prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or Rule 144 under the Securities Act if such persons are or become Affiliates of St. Jude Medical) or as otherwise permitted under the Securities Act.

Persons who may be deemed to be Affiliates of Ventritex or St. Jude Medical generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, such party, and may include certain officers and directors of such party (or its subsidiaries) as well as principal stockholders of such party. The Merger Agreement requires Ventritex to use its best efforts to cause each Affiliate of Ventritex to execute a written agreement prior to the Effective Time to the effect, among other things, that such Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of St. Jude Medical Common Stock issued to such Affiliate pursuant to the Merger except pursuant to an effective registration statement under the Securities Act, in compliance with Rule 145 thereunder, or pursuant to an exemption from the registration requirements of the Securities Act. This Proxy Statement/Prospectus does not cover any resales of St. Jude Medical Common Stock received by an Affiliate in the Merger.

STOCK MARKET QUOTATION

 Until December 2, 1996, St. Jude Medical Common Stock was listed on the Nasdaq Stock Market. Effective December 2, 1996, St. Jude Medical Common Stock commenced trading on the New York Stock Exchange. An application will be filed for the listing of the shares of St. Jude Medical Common Stock to be issued in connection with the Merger on the New York Stock Exchange. It is a condition to Ventritex's obligation to consummate the Merger that the shares of St. Jude Medical Common Stock to be issued in the Merger be authorized for listing on the New York Stock Exchange upon official notice of issuance.

NO APPRAISAL RIGHTS

 Holders of Ventritex Common Stock are not entitled to appraisal rights under
Section 262 of the DGCL in connection with the Merger because Ventritex Common Stock was listed on the Nasdaq Stock Market on the Record Date for the Ventritex Special Meeting and the shares of St. Jude Medical Common Stock to be issued pursuant to the Merger will be listed on the New York Stock Exchange as of the Effective Time. Holders of St. Jude Medical Common Stock are not entitled to appraisal rights in connection with the Merger because St. Jude Medical is not a constituent corporation in the Merger.

                              THE MERGER AGREEMENT

 THE FOLLOWING IS A SUMMARY OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT, A COPY OF WHICH IS ATTACHED AS ANNEX A TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERGER AGREEMENT. CAPITALIZED TERMS USED AND NOT DEFINED BELOW OR ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS HAVE THE RESPECTIVE MEANINGS ASSIGNED TO THEM IN THE MERGER AGREEMENT. ALL HOLDERS OF VENTRITEX COMMON STOCK ARE ENCOURAGED TO READ THE MERGER AGREEMENT CAREFULLY AND IN ITS ENTIRETY.


THE MERGER

 The Merger Agreement provides that, subject to the satisfaction or waiver of the terms and conditions contained therein, including the requisite approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Ventritex Common Stock, Ventritex will be merged with and into Pacesetter. Following the Merger, Pacesetter will continue as the surviving corporation and the separate corporate existence of Ventritex will cease. At the Effective Time, the certificate of incorporation and bylaws of Pacesetter will be the certificate of incorporation and bylaws of the surviving corporation, in each case until thereafter amended or restated in accordance with applicable law.

EFFECTIVE TIME

 The Merger Agreement provides that, subject to the satisfaction or waiver of the terms and conditions contained therein, the Merger will become effective upon the filing of an appropriate Certificate of Merger or other appropriate documents with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger.

CONVERSION OF SHARES; EXCHANGE OF STOCK CERTIFICATES; NO FRACTIONAL SHARES

 At the Effective Time, pursuant to the Merger Agreement, each share of Ventritex Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Ventritex Common Stock held by St. Jude Medical, Pacesetter or any other subsidiary of St. Jude Medical) will, by virtue of the Merger and without any action on the part of Pacesetter, Ventritex or the holder thereof, be converted into and become exchangeable for 0.5 (the Exchange Ratio) of a fully paid and nonassessable share of St. Jude Medical Common Stock. If between the date of the Merger Agreement and the Effective Time the outstanding shares of St. Jude Medical Common Stock have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the amount of shares of St. Jude Medical Common Stock constituting the Exchange Ratio will be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar transaction. At the Effective Time, each share of Ventritex Common Stock held by St. Jude Medical, Pacesetter or any subsidiary of St. Jude Medical or Pacesetter immediately prior to the Effective Time will be canceled, retired and cease to exist and no payment will be made with respect thereto, and each outstanding share of the common stock, par value $1.00 per share, of Pacesetter will remain outstanding as one share of common stock, par value $1.00 per share, of the surviving corporation. No fractional shares of St. Jude Medical Common Stock will be issued in the Merger to the holders of Ventritex Common Stock, but in lieu thereof, each holder of Ventritex Common Stock otherwise entitled to receive a fractional share of St. Jude Medical Common Stock, upon surrender of its, his or her certificates evidencing shares of Ventritex Common Stock, will be entitled to receive an amount of cash (without interest) determined by multiplying (x) the average closing price for St. Jude Medical Common Stock as reported on the New York Stock Exchange for the five trading days immediately preceding the date of the Ventritex Special Meeting by (y) the fractional share interest to which such holder would otherwise be entitled.

 As of the Effective Time, St. Jude Medical will make available to American Stock Transfer & Trust Company, as Exchange Agent, for the benefit of the holders of shares of Ventritex Common Stock: (i) certificates representing the appropriate number of shares of St. Jude Medical Common Stock issuable pursuant to the Merger Agreement in exchange for outstanding shares of Ventritex Common Stock and (ii) cash to be paid in lieu of fractional shares of St. Jude Medical Common Stock. As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Ventritex Common Stock whose shares were converted into the right to receive shares of St. Jude Medical Common Stock (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates to the Exchange Agent and will be in such form and have such other provisions as St. Jude Medical and Ventritex may reasonably specify) and (ii) instructions for use in effecting the surrender of the certificates in exchange for certificates representing shares of St. Jude Medical Common Stock. Upon surrender of a certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate will be entitled to receive in exchange therefor a certificate representing that number of whole shares of St. Jude Medical Common Stock and, if applicable, a check representing the cash consideration to which such holder may be entitled on account of a fractional share of St. Jude Medical Common Stock, which such holder has the right to receive in exchange therefor, and the certificate so surrendered will forthwith be canceled.

 STOCKHOLDERS SHOULD NOT FORWARD THEIR CERTIFICATES TO THE EXCHANGE
AGENT UNTIL THEY HAVE RECEIVED A LETTER OF TRANSMITTAL AND INSTRUCTIONS TO EFFECT THE PROPER DELIVERY THEREOF.

 Until surrendered, each certificate of Ventritex Common Stock will be deemed after the Effective Time to evidence only the right to receive upon such surrender a certificate representing the number of whole shares of St. Jude Medical Common Stock and cash in lieu of any fractional shares which the holder of such certificate is entitled to receive in the Merger. The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions payable by St. Jude Medical until the certificate has been exchanged. Subject to applicable laws, following surrender of such certificates, such dividends and distributions, together with any cash payment in lieu of any fractional shares, will be paid without interest.

 All shares of St. Jude Medical Common Stock issued upon the surrender for exchange of shares of Ventritex Common Stock will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Ventritex Common Stock.

TREATMENT OF STOCK OPTIONS

 At the Effective Time, each outstanding option to purchase shares of Ventritex Common Stock, whether vested or unvested, will be cancelled and, in lieu thereof, St. Jude Medical will issue to each holder of an option to purchase shares of Ventritex Common Stock an option to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under such cancelled option, including, without limitation, term, exercisability, vesting schedule, status as an "incentive stock option" under Section 422 of the Code, acceleration and termination provisions, the same number of shares of St. Jude Medical Common Stock as the holder of such option to purchase shares of Ventritex Common Stock would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a price per share equal to (y) the aggregate exercise price for the shares of Ventritex Common Stock otherwise purchasable pursuant to such Ventritex stock option divided by (z) the number of full shares of St. Jude Medical Common Stock deemed purchasable pursuant to such Ventritex stock option; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under any of Sections 422 through 424 of the Code, the exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option will be adjusted, if necessary, in order to comply with Section 424 of the Code; and provided, further, that the number of shares of St. Jude Medical Common Stock that may be purchased upon exercise of any such option will not include any fractional share and, upon exercise of such option, a cash payment will be made for any fractional share based upon the average closing price for St. Jude Medical Common Stock as reported on the New York Stock Exchange for the five trading days immediately preceding the date of exercise.

 As soon as practicable after the Effective Time, but no later than 30 days thereafter, St. Jude Medical will deliver to the holders of options to purchase Ventritex Common Stock appropriate notices setting forth such holders' rights pursuant to the respective Company Plans and stating that the holders will receive options to purchase St. Jude Medical Common Stock on substantially the same terms and conditions as their options to purchase Ventritex Common Stock (subject to certain adjustments as required by the Merger Agreement and after giving effect to the Merger).

REPRESENTATIONS AND WARRANTIES

 The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by Ventritex with respect to it and its subsidiaries as to: corporate organization and qualification; subsidiaries; capitalization; authority relative to the Merger Agreement; recommendation of the Ventritex Board with respect to the Merger; information supplied for inclusion in this Proxy Statement/Prospectus and the Registration Statement; consents and approvals; opinion of financial advisor; brokers; accounting matters; qualification of the Merger as a reorganization under Section 368(a) of the Code; amendment to Ventritex's Rights Agreement; and recent crystal hermeticicity failures in Ventritex's Cadence Model V-110 product (see "Certain Information Concerning Ventritex-Recent Product Reprogramming") and related product matters.

 St. Jude Medical and Pacesetter have made certain representations and warranties with respect to: corporate organization and qualification; subsidiaries; capitalization; authority relative to the Merger Agreement; reports filed with the Commission; financial statements; information supplied for inclusion in this Proxy Statement/Prospectus and the Registration Statement; consents and approvals; no violations; no defaults; no undisclosed liabilities and absence of certain changes; litigation; compliance with applicable law; tax matters; products; intangible property; brokers; accounting matters; the Telectronics Agreements; the License Agreement, dated August 22, 1992, between Medtronic and Siemens AG as assigned to St. Jude Medical on August 23, 1994; the accuracy, to St. Jude Medical's knowledge, as of March 28, 1997, of the representations and warranties of St. Jude Medical and Pacesetter set forth in the Original Merger Agreement; and other matters.

 The respective representations and warranties of St. Jude Medical, Pacesetter and Ventritex will not survive the Effective Time or termination of the Merger Agreement.

CERTAIN COVENANTS

 The Merger Agreement contains certain covenants and agreements, certain of which are summarized below.

 Conduct of Business of Ventritex. The Merger Agreement provides that, during the period from the date of the Merger Agreement until the Effective Time, Ventritex will, and will cause each of its subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of the Merger Agreement, seek to preserve intact its current business organizations, seek to keep available the service of its current officers and employees and seek to preserve its relationships with customers, suppliers and others having business dealings with it.

 Without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, prior to the Effective Time, Ventritex has agreed that neither Ventritex nor any of its subsidiaries will, without the prior written consent of St. Jude Medical (which consent will not be unreasonably withheld): (i) amend its certificate of incorporation or bylaws (or other similar governing instrument); (ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for (A) the sale of up to 78,813 shares of Ventritex Common Stock to employees under the Employee Stock Purchase Plan of Ventritex, (B) the issuance of shares of Ventritex Common Stock pursuant to the conversion of the Convertible Notes in accordance with the terms thereof and (C) the issuance or sale of shares of Ventritex Common Stock pursuant to outstanding options granted prior to the date hereof under Company Plans (in each case, in the ordinary course of business and consistent with past practice); (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such, or, except for the repurchase of 200,000 shares of Ventritex Common Stock in the open market as provided in the Merger Agreement, redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries; (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Ventritex or any of its subsidiaries (other than the Merger); (v) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary in a manner that would have a Company Material Adverse Effect; (vi) (A) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business and in amounts not material to Ventritex and its subsidiaries taken as a whole; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice and in amounts not material to Ventritex and its subsidiaries, taken as a whole, and except for obligations of the wholly owned subsidiaries of Ventritex; (C) make any loans, advances or capital contributions to, or investments in, any other person (other than to the wholly owned subsidiaries of Ventritex or customary loans or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (D) pledge or otherwise encumber shares of capital stock of Ventritex or its subsidiaries; or (E) mortgage or pledge any of its material assets, tangible or intangible, or create, grant or incur any material Lien thereupon; (vii) except as may be required by law or as contemplated by the Merger Agreement, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option (except for grants, in amounts consistent with past practice, made to employees prior to March 28, 1997, and except for new-hire grants, in amounts consistent with past practice, made to newly hired employees to whom offers of employment were made prior to March 28, 1997), stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to Ventritex, and as required under existing agreements or in the ordinary course of business generally consistent with past practice) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock appreciation rights or performance units); (viii) acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to Ventritex and its subsidiaries taken as a whole, enter into any commitment or transaction outside the ordinary course of business or grant any exclusive distribution rights; (ix) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it; (x) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business or as required by generally accepted accounting principles; (xi) (A) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (B) enter into any contract or agreement, other than in the ordinary course of business, or amend in any material respect any contract or agreement to which Ventritex or any of its subsidiaries is a party that is required to be filed by Ventritex with the SEC as an exhibit to Ventritex's Annual Report on Form 10-K as of the date of the Merger Agreement;
(C) authorize any new capital expenditure or expenditures which, individually, is in excess of $500,000 or, in the aggregate, are in excess of $5 million; provided, that none of the foregoing will limit any capital expenditure already included in Ventritex's fiscal 1996 or fiscal 1997 capital expenditure budget provided to St. Jude Medical prior to the date of the Merger Agreement; or (D) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited by the Merger Agreement;
(xii) make or revoke any tax election or settle or compromise any tax liability in a manner that involves the payment of a sum of money in excess of $100,000 or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for tax purposes; (xiii) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of Ventritex and its subsidiaries or incurred in the ordinary course of business consistent with past practice; provided, however, that notwithstanding the foregoing, Ventritex may, without the prior written consent of St. Jude Medical, settle claims or potential claims related to or arising out of crystal hermeticicity failures in implanted Cadence V-110 devices, for which insurance carriers have acknowledged coverage or for which Ventritex's out-of-pocket expenditures do not exceed, in the aggregate, the reserve previously established in Ventritex's financial statements in respect of such matters and may provide reprogramming services and/or replacement devices to any existing users of Cadence V-110 devices consistent with Ventritex's policies as publicly announced prior to March 28, 1997; (xiv) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated by the Merger Agreement in a manner that involves the payment of a sum of money in excess of $100,000 or that imposes material non-monetary obligations on Ventritex; or (xv) take, propose to take, or agree in writing or otherwise to take, any of the actions described above or any action which would make any of the representations or warranties of Ventritex contained in the Merger Agreement untrue or incorrect in any material respect.

 Conduct of Business by St. Jude Medical. Except as otherwise expressly provided in the Merger Agreement, prior to the Effective Time, St. Jude Medical has agreed that neither St. Jude Medical nor any of its



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

subsidiaries will, without the prior written consent of Ventritex (which consent will not be unreasonably withheld): (i) amend its articles of incorporation or bylaws (or other similar governing instrument); (ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents, except for the sale of shares of St. Jude Medical Common Stock to employees under the St. Jude Medical's employee stock purchase savings plan, the issuance of shares of St. Jude Medical Common Stock pursuant to outstanding options granted prior to the date of the Merger Agreement under the St. Jude Medical's employee stock option plans and the grant of options after the date of the Merger Agreement (and the issuance of shares pursuant thereto) pursuant to such plans (in each case, in the ordinary course of business and consistent with past practice); (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (other than in respect of periodic regular cash dividends), make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries; (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of St. Jude Medical or any of its subsidiaries (other than the Merger); (v) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary in a manner that would have a Parent Material Adverse Effect; (vi) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it; or (vii) take, propose to take, or agree in writing or otherwise to take, any of the actions described above or any actions which would make any of the representations or warranties of St. Jude Medical contained in the Merger Agreement untrue or incorrect in any material respect.

 Ventritex Special Meeting. Ventritex has agreed to call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon the Merger Agreement and related matters. Ventritex has agreed that it will, through the Ventritex Board, recommend to its stockholders approval of such matters; provided, however, that the Ventritex Board may withdraw its recommendation if it determines in its good faith judgment, after consultation with and based upon the advice of legal counsel, that it is necessary to do so to comply with its fiduciary duties to stockholders under applicable law.

 Employee Matters. St. Jude Medical has agreed that, for the period commencing with the Effective Time and ending on June 30, 1998, it will and will cause its subsidiaries to maintain with respect to their employees who had been employed by Ventritex or any of its subsidiaries (i) base salary or regular hourly wage rates for each such employee at not less than the rate applicable immediately prior to the Merger to such employee, and (ii) benefits under employee benefit plans (as defined for purposes of Section 3(3) of ERISA), other than employee benefits as to which the employees' interests are based upon Ventritex Common Stock, which are substantially comparable in the aggregate to such benefits provided by Ventritex and its subsidiaries immediately prior to the Merger. Thereafter, in St. Jude Medical's discretion, either (i) the provisions of the preceding sentence will be complied with by St. Jude Medical or (ii) employees of Ventritex and its subsidiaries will be treated no less favorably under the compensation and benefits programs of St. Jude Medical than other similarly situated employees of St. Jude Medical and its subsidiaries. St. Jude Medical has also agreed to credit employees of Ventritex and its subsidiaries with their service prior to the Merger with Ventritex and its subsidiaries to the same extent such service was counted under Ventritex ERISA Plans for all purposes other than benefit accruals under the defined benefit pension plans of St. Jude Medical and its subsidiaries. St. Jude Medical also agreed that it and Pacesetter will honor certain employment and severance agreements and other obligations of Ventritex listed on a schedule to the Merger Agreement.

 No Solicitation. Ventritex has agreed that, until the earlier of the Effective Time or the termination of the Merger Agreement, neither it nor any of its subsidiaries, nor any of the officers, directors or employees of it or its subsidiaries will, and it will direct and use its best efforts to cause its and its subsidiaries' representatives and agents (including, without limitation, any investment banker, attorney or accountant retained by Ventritex or any of its subsidiaries) not to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action knowingly to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal; provided, however, that nothing in the Merger Agreement will prohibit the Ventritex Board from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. Ventritex has also agreed that the Ventritex Board will not (i) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (ii) cause Ventritex to enter into any agreement with respect to any Acquisition Proposal. "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving Ventritex or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of Ventritex and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 20 percent or more of the outstanding shares of Ventritex Common Stock or the filing of a registration statement under the Securities Act in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

 Indemnification; Directors' and Officers' Insurance. St. Jude Medical has agreed that, from and after the Effective Time, St. Jude Medical will, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer or employee of Ventritex or any subsidiary thereof (each, an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, expenses and costs (including reasonable attorneys' fees and expenses), claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time that are in whole or in part (i) based on, or arising out of the fact that such person is or was a director, officer or employee of Ventritex or one or more of its subsidiaries or (ii) based on, arising out of or pertaining to the transactions contemplated by the Merger Agreement. St. Jude Medical has agreed that any loss, expense, cost (including reasonable attorneys' fees and expenses), claims, damages or liability suffered by any director, officer or employee of Ventritex arising out of any claim initiated by Intermedics, Inc., Peter Dorflinger or any other officer or employee of Intermedics, Inc. will be deemed to be a loss, expense, cost, claim, damage or liability arising out of the fact that such person is or was a director, officer or employee of Ventritex or one or more of its subsidiaries. In the event of any loss, expense, claim, damage or liability (whether or not arising before the Effective Time) described in the first sentence of this paragraph, (i) St. Jude Medical will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel will be reasonably satisfactory to St. Jude Medical, promptly after statements therefor are received, and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, in either case, to the extent not prohibited by the DGCL and upon receipt of any affirmation and undertaking required by the DGCL, (ii) St. Jude Medical will cooperate in the defense of any such matter and (iii) any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under the DGCL and St. Jude Medical's articles of incorporation or bylaws will be made by independent counsel mutually acceptable to St. Jude Medical and the Indemnified Party; provided, however, that St. Jude Medical will not be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld).

 St. Jude Medical has agreed to cause to be maintained in effect for a period of three years after the Effective Time, the policies of directors' and officers' liability insurance maintained by Ventritex for the benefit of those persons who are covered by such policies at the Effective Time (or St. Jude Medical may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained annually at a cost to St. Jude Medical not greater than 150 percent of the premium for the current Ventritex directors' and officers' liability insurance; provided that if such insurance cannot be so maintained or obtained at such costs, St. Jude Medical will maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 150 percent of the current annual premiums of Ventritex for such insurance.

 Pooling. Each of Ventritex and St. Jude Medical has agreed that it will not take any action which could prevent the Merger from being accounted for as a pooling-of-interests for accounting purposes, and Ventritex has agreed to bring to the attention of St. Jude Medical, and St. Jude Medical has agreed to bring to the attention of Ventritex, any actions, or agreements or understandings, whether written or oral, that could be reasonably likely to prevent St. Jude Medical from accounting for the Merger as a pooling-of-interests. Ventritex and St. Jude Medical have agreed to use their best efforts to cause Ernst & Young LLP to deliver to St. Jude Medical and Ventritex a letter, addressed to Ventritex and St. Jude Medical, stating that Ernst & Young LLP concurs with the conclusions of the respective managements of St. Jude Medical and Ventritex that pooling-of-interests is the appropriate accounting for the Merger under Accounting Principles Board Opinion No. 16, provided that the Merger is consummated in accordance with the terms of the Merger Agreement. Each party has agreed to inform all relevant affiliates and employees of the parties as to those actions that should or should not be taken by such persons so that the Merger will be accounted for as a pooling-of-interests and to use its best efforts to cause such affiliates and persons employed by it to take or not take such actions as either party may be informed by any Governmental Entity are necessary to be taken or not to be taken so that the Merger will be accounted for as a pooling-of-interests.

 Certain Other Agreements; Best Efforts. Subject to the terms and conditions set forth in the Merger Agreement, each of St. Jude Medical, Pacesetter and Ventritex has agreed to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement and the Telectronics Agreements as soon as practicable, including, without limitation, (i) cooperation in the preparation and filing of this Prospectus/Proxy Statement and the Registration Statement and any amendments thereof; (ii) the taking of all action necessary, proper or advisable to secure any necessary consents of all third parties and Governmental Entities; (iii) contesting and resisting any legal proceeding relating to the Merger or the Telectronics Acquisition and having vacated, lifted, reversed or overturned any decree, judgment or other order that restricts, prevents or prohibits the Merger or any other transaction contemplated by the Merger Agreement or by the Telectronics Agreements; and (iv) the execution of any additional instruments, including the Certificate of Merger, necessary to consummate the transactions contemplated by the Merger Agreement. In case at any time after the Effective Time any further action is necessary to carry out the purposes of the Merger Agreement, St. Jude Medical, Pacesetter and Ventritex have agreed that their respective officers and directors shall take all such necessary action. Notwithstanding the foregoing, the Merger Agreement provides that, except for contractual arrangements in effect on the date of the Merger Agreement, and except as otherwise provided in the Merger Agreement, no party to the Merger Agreement shall be required to pay any amounts of money to third parties to secure any consent or approval or to agree to any request or requirement of any Governmental Entity that would materially impair or diminish the benefits or ownership rights expected to be derived by St. Jude Medical or Ventritex from the transactions contemplated by the Merger Agreement and the Telectronics Agreements.

CONDITIONS

 The respective obligations of each of St. Jude Medical, Pacesetter and Ventritex to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, among others: (i) representations and warranties of the parties, set forth in the Merger Agreement (i.e., the representations and warranties of St. Jude Medical and Pacesetter, in the case of the assertion by Ventritex of a breach, and the representations and warranties of Ventritex, in the case of the assertion by St. Jude Medical or Pacesetter of a breach) being true and correct in all material respects on and as of the Effective Time, and such parties having performed in all material respects all of their obligations under the Merger Agreement and the other parties having received at the Effective Time an officer's certificate to such effect dated the Effective Time; (ii) the Merger Agreement having been approved and adopted by the requisite vote of the stockholders of Ventritex; (iii) no statute, rule, regulation, executive order, decree, ruling or injunction having been enacted, entered, promulgated or enforced by any court or other Governmental Entity which prohibits, restrains, enjoins or restricts the consummation of the Merger; (iv) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired, and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated by the Merger Agreement shall have been either filed or received;
(v) the Registration Statement (of which this Proxy Statement/Prospectus constitutes a part) shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and St. Jude Medical shall have received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of St. Jude Medical Common Stock in exchange for shares of Ventritex Common Stock in the Merger; and (vi) Ventritex and St. Jude Medical each shall have received from Ernst & Young LLP a letter stating that Ernst & Young LLP concurs with the conclusions of the respective managements of St. Jude Medical and Ventritex as to the appropriateness of pooling-of-interests accounting for the Merger under Accounting Principles Board Opinion No. 16, provided that the Merger is consummated in accordance with the terms of the Merger Agreement.

 The obligation of Ventritex to effect the Merger is further subject to the following conditions: (i) the shares of St. Jude Medical Common Stock issuable to Ventritex stockholders pursuant to the Merger Agreement and such other shares required to be reserved for issuance in connection with the Merger will have been authorized for listing on the New York Stock Exchange upon official notice of issuance; (ii) Ventritex shall have received an opinion of Sullivan & Cromwell, counsel to Ventritex, substantially to the effect that (A) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (B) each of St. Jude Medical, Pacesetter and Ventritex will be a party to the reorganization within the meaning of
Section 368(b) of the Code, and (C) no gain or loss will be recognized by stockholders of Ventritex as a result of the Merger with respect to shares converted into St. Jude Medical Common Stock (other than cash received in lieu of any fractional shares); (iii) there having been no events, changes or effects with respect to St. Jude Medical or its subsidiaries (other than such events, changes or effects that arise out of or result from the execution of the Merger Agreement or the proposed consummation of the Merger and the other transactions contemplated by the Merger Agreement) having or which would have a Material Adverse Effect on St. Jude Medical; (iv) St. Jude Medical and Pacesetter having executed with State Street Bank and Trust Company a supplemental indenture with respect to the Convertible Notes, providing that upon consummation of the Merger, (A) Pacesetter will assume the due and punctual payment of the principal of and interest on all the Convertible Notes and the performance and observance of every covenant to be performed or observed by Ventritex under the Indenture under which the Convertible Notes were issued, (B) the holder of each Convertible Note outstanding immediately following the Merger thereafter will have the right to convert such Convertible Note into St. Jude Medical Common Stock at the rate of 29.0909 shares of St. Jude Medical Common Stock for each $1,000 principal amount of the Convertible Notes and (C) St. Jude Medical will assume as a joint obligor Pacesetter's obligations to pay the principal of and premium, if any, and interest on the Convertible Notes; (v) the Intermedics


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


Agreement being in full force and effect without any modification or amendment that would materially and adversely affect the ability of the surviving corporation following the Effective Time to conduct the operations of Ventritex as such operations are conducted by Ventritex on the date of the Merger Agreement; (vi) Pacesetter having offered to enter into employment agreements with the 18 current employees of Ventritex listed on a schedule to the Merger Agreement; (vii) Intermedics and Pacesetter having entered into the 1996 License Agreement referred to in the Intermedics Agreement; and (viii) each affiliate of St. Jude Medical having delivered and performed his or her obligations under the letter referred to in "The Merger-Accounting Treatment."

 The respective obligations of St. Jude Medical and Pacesetter to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions: (i) St. Jude Medical having received the opinion of Weil, Gotshal & Manges LLP, substantially to the effect that (A) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (B) each of St. Jude Medical, Pacesetter and Ventritex will be a party to the reorganization within the meaning of Section 368(b) of the Code, and (C) no gain or loss will be recognized by St. Jude Medical, Pacesetter or Ventritex as a result of the Merger; and (ii) each affiliate of Ventritex having delivered and performed his or her obligations under the letters referred to in "The Merger-Accounting Treatment" and "The Merger-Federal Securities Law Consequences."

TERMINATION

 The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of St. Jude Medical, Pacesetter and Ventritex.

 The Merger Agreement also may be terminated by St. Jude Medical and Pacesetter or Ventritex if (i) the Merger has not been consummated by June 30, 1997, provided that no party may terminate the Merger Agreement for such reason if such party's failure to fulfill any of its obligations under the Merger Agreement will have been the reason that the Effective Time will not have occurred on or before said date, or (ii) Ventritex has convened a meeting of its stockholders in connection with the Merger and failed to obtain the requisite vote of its stockholders at such meeting.

 In addition, Ventritex may terminate the Merger Agreement if (i) there has been a breach of any representation or warranty on the part of St. Jude Medical or Pacesetter set forth in the Merger Agreement, or if any representation or warranty of St. Jude Medical or Pacesetter has become untrue in any material respect, which breach is incapable of being cured by June 30, 1997, or (ii) there has been a breach by St. Jude Medical or Pacesetter of any of their respective covenants or agreements contained in the Merger Agreement having a Material Adverse Effect on St. Jude Medical or materially adversely affecting the consummation of the Merger, and St. Jude Medical or Pacesetter, as the case may be, has not cured such breach within 20 business days after notice by Ventritex thereof.

 St. Jude Medical and Pacesetter may terminate the Merger Agreement if (i) there has been a breach of any representation or warranty on the part of Ventritex set forth in the Merger Agreement, or if any representation or warranty of Ventritex has become untrue in any material respect, which breach is incapable of being cured by June 30, 1997, (ii) there has been a breach by Ventritex of its covenants or agreements contained in the Merger Agreement having a Material Adverse Effect on Ventritex or materially adversely affecting the consummation of the Merger, and Ventritex has not cured such breach within 20 business days after notice by St. Jude Medical or Pacesetter thereof, or (iii) the Ventritex Board has withdrawn, modified or changed its approval or recommendation of the Merger Agreement or the Merger, recommended to Ventritex's stockholders any

Acquisition Proposal (other than the Merger), failed to call, give notice of, convene or hold a stockholders' meeting to vote upon the Merger, or adopted any resolution to effect any of the foregoing.

 If the Merger Agreement is terminated as provided above, the Merger Agreement will become void and have no effect, without any liability on the part of St. Jude Medical, Pacesetter, Ventritex or their respective affiliates, directors, officers or stockholders, other than the provisions of the Merger Agreement relating to termination of the Merger Agreement, access to information and fees and expenses, and except for any liability for any willful breach of the Merger Agreement.

FEES AND EXPENSES

 Except as set forth below, each of St. Jude Medical, Pacesetter and Ventritex has agreed (i) to bear its own expenses in connection with the Merger, and (ii) that the cost of printing this Proxy Statement/Prospectus will be borne equally by St. Jude Medical and Ventritex.

 If the Merger Agreement is terminated by St. Jude Medical and Pacesetter as a result of (i) a wilful breach by Ventritex of a representation, warranty or covenant contained in the Merger Agreement and, within 12 months thereafter, Ventritex enters into an agreement with respect to any Acquisition Proposal (other than the Merger), or (ii) the withdrawal or modification of the approval or recommendation of the Ventritex Board of the Merger Agreement or the Merger, the recommendation by the Ventritex Board of an Acquisition Proposal other than the Merger, the failure of the Ventritex Board to call, give notice of, convene or hold a stockholders' meeting to vote on the Merger or the adoption by the Ventritex Board of a resolution to do any of the foregoing, then in full satisfaction and settlement of any claims that St. Jude Medical otherwise might have against Ventritex in respect of any such termination of the Merger Agreement, Ventritex has agreed to pay to St. Jude Medical the amount of $14,500,000 at such times as provided in the Merger Agreement.

 Ventritex has additionally agreed that, if the Ventritex Board withdraws its recommendation to Ventritex stockholders that they vote to approve the Merger Agreement and related matters by reason of changes to the market prices of St. Jude Medical Common Stock (in the absence of any occurrences that had or would have a Material Adverse Effect on St. Jude Medical) following the date of the Merger Agreement and the Merger is not consummated by reason of such withdrawal, then Ventritex will pay to St. Jude Medical the amount of $14,500,000. Such payment will not be deemed to be the exclusive remedy or remedies for any breach of the Merger Agreement by Ventritex, but will be in addition to all other remedies available to St. Jude Medical at law or equity.

 The Merger Agreement further provides that if (i) Ventritex chooses to terminate the Merger Agreement or not to consummate the Merger because of a material breach by St. Jude Medical or Pacesetter of any of their representations and warranties contained in the Merger Agreement pertaining to reports filed with the Commission, financial statements, no defaults, no undisclosed liabilities and absence of certain changes, litigation, compliance with applicable law, products or intangible property or (ii) Ventritex chooses not to consummate the Merger because of the occurrence of a change or event having a Material Adverse Effect on St. Jude Medical, then Ventritex will pay to St. Jude Medical the amount of $7,250,000 (and not as a penalty) at such times as are provided in the Merger Agreement, in full satisfaction and settlement of any claims that St. Jude Medical otherwise might have against Ventritex in respect of the failure of the Merger to be consummated.

AMENDMENT

 The Merger Agreement may be amended by action taken by Ventritex, St. Jude Medical and Pacesetter at any time before or after approval of the Merger Agreement by the stockholders of Ventritex but, after any such approval, no amendment will be made which requires the approval of such stockholders under applicable law without such approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties to the Merger Agreement.

EXTENSION; WAIVER

 At any time prior to the Effective Time, St. Jude Medical and Pacesetter or Ventritex may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document, certificate or writing delivered pursuant thereto or (iii) waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of either party to the Merger Agreement to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

ASSIGNMENT

 St. Jude Medical, Pacesetter and Ventritex have agreed that the Merger Agreement will not be assigned by operation of law or otherwise; provided, however, that Pacesetter may assign any or all of its rights and obligations under the Merger Agreement to any direct wholly owned subsidiary of St. Jude Medical, but no such assignment will relieve Pacesetter of its obligations under the Merger Agreement if such assignee does not perform such obligations.

FORM OF EMPLOYMENT AGREEMENT

 General. The form of employment agreement to be offered by Pacesetter to certain current employees of Ventritex as referred to under "The Merger-Interests of Certain Persons in the Merger" (the "Employment Agreement") is attached as an exhibit to the Merger Agreement and provides, among other things, that the term of employment thereunder will commence as of the Effective Time and, unless sooner terminated in the manner therein provided, will terminate on the second anniversary of the Effective Time. During the term of the Employment Agreement, the employee will be entitled to salary, bonuses, expense reimbursement and benefits as provided therein and in accordance with Pacesetter's practices and policies.

 Termination and Severance Payments. Pursuant to the Employment Agreement, the employee's employment may be terminated by Pacesetter for Cause (as defined in the Employment Agreement) at any time effective no earlier than 30 days following the date upon which written notice is provided to the employee and, upon the effective time of such termination for Cause, Pacesetter will have no further obligations under the Employment Agreement. Pacesetter also may terminate the employment of the employee other than for Cause, in which event the employee will be entitled to receive, as severance, a lump sum cash payment (the "Severance Payment") equal to the sum of (i) either 200% or 300% (depending on the status of the employee) of (x) the annual rate of the employee's base pay for the year coinciding with the year of termination and (y) the employee's maximum annual target bonus (the "Target Bonus") for the fiscal year in which such termination arises and (ii) either $12,500 or $25,000 (depending on the status of the employee). In addition, the employee will be entitled to receive an additional payment for the fiscal year in which his employment terminates (the "Additional Payment") equal to the product of (x) the employee's Target Bonus for such year and (y) a fraction, the numerator of which is the number of days the employee was employed by Pacesetter during the fiscal year, and the denominator of which is the number of days in such fiscal year. In the event of such termination without Cause, the employee also will be entitled to a continuation of the health and insurance benefits in which he is participating at the time of such termination through the end of the scheduled term of the employment agreement ("Continuation Benefits").

 The employee may terminate his employment under the Employment Agreement at any time for Good Reason (as defined in the Employment Agreement), in which event, the employee will be entitled to receive, as severance, the Severance Payments and the Additional Payment described above in the case of termination by Pacesetter other than for Cause. In the event of such termination for Good Reason, the employee also will be entitled to Continuation Benefits.

 The Employment Agreement provides that, if any Severance Payment and/or any other payments made upon termination pursuant to the Employment Agreement as described above, aggregated with any other payments or benefits received by the employee, would (i) constitute "parachute payments" within the meaning of
Section 280G of the Code and (ii) otherwise be subject to the excise tax imposed by Section 4999 of the Code, then the employee's Severance Payment will either
(A) be reduced to such lesser amount which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code or
(B) be payable in full, whichever of the foregoing amounts, taking into account all applicable federal, state, and local taxes and the 20% excise tax imposed by
Section 4999 of the Code, results in the greatest amount to be received by the employee on an after-tax basis.

 Miscellaneous. The Employment Agreement provides for the agreement of the employee that the Employment Agreement will have been executed by Pacesetter in part as consideration for the employee's consent to the termination of his rights under the Ventritex, Inc. Employee Change of Control Severance Plan.

 The Employment Agreement further provides that its interpretation and construction shall be governed by the laws of the State of California, and any dispute or controversy arising thereunder will be settled by arbitration conducted in a location selected by the employee within fifty (50) miles from the location of his or her job with Pacesetter. Pacesetter has agreed to pay the reasonable attorneys' fees, costs and expenses (as determined by the arbitrator) incurred in good faith by the employee in connection with any such arbitration in which the employee prevails. Any attorneys' fees, costs and expenses incurred by the employee in connection with an arbitration in which Pacesetter prevails will be borne by the employee.



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

                   CERTAIN INFORMATION CONCERNING ST. JUDE MEDICAL

BUSINESS

 General

 St. Jude Medical designs, manufactures and markets medical devices and provides services for the cardiovascular segment of the medical device industry. St. Jude Medical's products are distributed in more than 100 countries worldwide through a combination of direct sales personnel, independent manufacturers' representatives and distribution organizations. The main markets for St. Jude Medical's products are the United States, Western Europe and Japan.

 Effective September 30, 1994, St. Jude Medical, through its Pacesetter subsidiary, acquired from Siemens AG ("Siemens") substantially all the worldwide assets of Siemens' cardiac rhythm management operations. The acquisition significantly expanded St. Jude Medical's product offerings and provided a platform for potential further diversification of its business.

 Effective May, 31, 1996, St. Jude Medical acquired Daig Corporation through a merger of Daig with a wholly owned subsidiary of St. Jude Medical. Daig, based in Minnetonka, Minnesota, designs, manufactures and markets specialized disposable cardiovascular devices for the electrophysiology and interventional cardiology markets, including percutaneous catheter introducers, diagnostic guidewires, electrophysiology catheters and bipolar temporary pacing catheters (used with external pacemakers).

 Effective September 23, 1996, St. Jude Medical acquired Biocor Industria E Pesquisas Ltd., a Brazilian manufacturer of tissue heart valves.

 Effective November 29, 1996, Pacesetter consummated the Telectronics Acquisition. See "-Telectronics Acquisition."

 St. Jude Medical currently operates through three principal business units. The St. Jude Medical Division is responsible for heart valve disease management products, including mechanical and tissue heart valves and annuloplasty rings. The Pacesetter Division is responsible for cardiac rhythm management products, including bradycardia pulse generators (pacemakers), leads and programmers, and tachycardia research and development. The Daig Division is responsible for specialized cardiovascular devices for the electrophysiology and interventional cardiology markets. In addition, St. Jude Medical maintains international sales organizations which are responsible for marketing, sales and distribution of St. Jude Medical's and third party products in Canada, Europe, Japan and Asia, Africa, the Middle East and Latin America.

 In 1996, approximately 62% of net sales were derived from cardiac rhythm management products, approximately 33% from heart valve products and the balance mainly from interventional cardiology products. Approximately 57% of 1996 net sales were in the U.S. market.

 Cardiac Rhythm Management

 The Pacesetter Division is headquartered in Sylmar, California and has manufacturing facilities in Sweden and Scotland. Pacesetter pulse generators and pacing leads treat patients with hearts that beat too slowly or irregularly; a condition known as bradycardia. Various models of bradycardia pulse generators and leads are produced by Pacesetter. Pulse generators can sense and produce impulses in both the upper and lower chambers



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


of the heart, adapt to changes in heart rate and can be non-invasively programmed by the physician to adjust sensing, electrical pulse intensity, duration, rate and other characteristics.

 The pulse generator, generally referred to as a pacemaker, contains a lithium battery power source and electronic circuitry. It generates pacing pulses and monitors the heart's activity to sense abnormalities requiring correction. It is most often implanted pectorally, just below the collarbone. The leads are insulated wires that carry the pulses to the heart and information from the heart back to the pacemaker. A pacemaker uses electrical currents equivalent to those in a healthy heart.

 Pacesetter's product line includes a new pacing system called the Trilogy(TM) series. The series was an outgrowth of the highly successful Synchrony(R) platform circuitry and was designed with the philosophy of cardiac optimization. Trilogy(TM) has an ovoid shape, has double the memory of prior systems, adds new diagnostic capabilities and, in advanced versions, has an automaticity feature.

 Microny(TM), a single chamber pacemaker, which was the first pacemaker in the world to incorporate AutoCapture(TM), was introduced in 1995 in international markets and is in clinical trials in the U.S. The AutoCapture(TM) algorithm is capable of adjusting the pacemaker's output to provide the minimal amount of electrical impulse necessary to stimulate the heart and has an appropriate safety margin test on a beat by beat basis. Microny(TM) is the world's smallest pacemaker weighing only about 13 grams. The sensor is an accelerometer, a "ball in a cage" sensor which has excellent sensitivity to the intensity of the patient's body movement in determining the proper pacing rate.

 The Regency(TM) family of single chamber pacemakers incorporates the AutoCapture(TM) feature and several advanced diagnostic capabilities. Pacesetter has released the Regency(TM) pacemaker in most international markets and commenced U.S. clinical trials in 1996.

 Heart Valves

 The St. Jude Medical Division is headquartered in St. Paul, Minnesota and has manufacturing facilities in St. Paul, Puerto Rico, Canada, Brazil and California. Heart valve replacement or repair may be necessary because the natural heart valve has deteriorated due to congenital defects or disease. Heart valves facilitate the one-way flow of blood in the heart and prevent significant backflow of blood into the heart and between the heart's chambers.

 St. Jude Medical offers both mechanical and tissue replacement heart valves and valve repair products. The St. Jude Medical(R) mechanical heart valve is the most widely implanted valve in the world, with over 725,000 valves implanted to date. In 1995, St. Jude Medical introduced the SJM(R) Masters Series rotatable version of the mechanical heart valve, which eases implantation in certain circumstances. The FDA approved the Masters Series for U.S. implantation in November 1995. In addition, St. Jude Medical internationally markets the Toronto SPV(R) stentless tissue valve, the world's leading stentless tissue valve, and SJM Biocor(TM) tissue valves. The Toronto SPV(R) is in domestic clinical trials.

 St. Jude Medical executed an agreement in 1996 with Heartport, Inc. to pursue less invasive heart valve surgery to repair or replace diseased heart valves. Under the agreement, St. Jude Medical's heart valve prostheses will be used in combination with Heartport's proprietary Port-Access(TM) technology to perform less invasive heart valve surgery. In early 1997, Heartport received FDA authorization to commence U.S. marketing of its Port-Access(TM) mitral valve repair and replacement system.




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


 Annuloplasty rings are prosthetic devices used to repair diseased or damaged mitral heart valves. In 1995, St. Jude Medical executed a license agreement with Professor Jacques Seguin to manufacture and market an advanced semi-rigid annuloplasty ring. This SJM(R) Seguin annuloplasty ring can be used with conventional surgery and Heartport's Port-Access(TM) technology.

 Electrophysiology and Interventional Cardiology

 Percutaneous (through the skin) catheter introducers are used to create passageways for cardiovascular catheters from outside the human body through the skin into a vein, artery or other location inside the body. Daig's percutaneous catheter introducer products consist primarily of peel - away sheaths, sheaths with and without hemostasis valves, dilators, guidewires, repositioning sleeves, obturators and needles. All of these products are offered in a variety of sizes and packaging configurations.

 Diagnostic guidewires are used in conjunction with percutaneous catheter introducers to aid in the introduction of intravascular catheters. Daig's diagnostic guidewires are available in multiple lengths and incorporate a proprietary surface finish for lasting lubricity.

 Electrophysiology catheters are placed into the human body percutaneously to aid in the diagnosis and treatment of cardiac arrhythmias (abnormal heart rhythms). Between two and five electrophysiology catheters are generally used in each electrophysiology procedure. Diag's electrophysiology catheters are available in multiple configurations.

 Bipolar temporary pacing catheters are inserted percutaneously for temporary use (less than one hour to a maximum of one week) with external pacemakers to provide patient stabilization prior to implantation of a permanent pacemaker, following a heart attack, or during surgical procedures. Daig produces and markets several designs of bipolar temporary pacing catheters.

 In addition to these current products, Diag continually explores the possibility for new products and for new or expanded applications for existing products. Daig has received marketing clearance for a diagnostic angiography catheter and plans to launch this product commercially during 1997. Daig is also involved in various research and development efforts, including two related to its Livewire(TM) steerable electrophysiology catheter. One of these efforts aims to expand the approved diagnostic labeling of the Livewire(TM) steerable electrophysiology catheter to include certain ablation therapies. The other, which is being conducted pursuant to an FDA Investigational Device Exemption ("IDE"), involves a clinical trial to gather data in support of the use of the Livewire(TM) steerable electrophysiology catheter in combination with specialized guiding introducers as a cure for atrial fibrillation (a heart rhythm disorder).

TELECTRONICS ACQUISITION

 On November 29, 1996, St. Jude Medical, through its wholly-owned subsidiary Pacesetter, completed the purchase of substantially all of the assets of the CRM business conducted by Telectronics and its wholly-owned subsidiary, TPLC, Inc., in the United States. At the same time, certain affiliates of Pacesetter acquired from affiliates of Telectronics the CRM business conducted outside of the United States by the Telectronics Group. Affiliates of Pacesetter also acquired Medtel, the Telectronics Group's Asia/Pacific distribution operation. Pacesetter currently is negotiating with a third party to sell the assets of Medtel, along with certain Telectronics trademarks and the rights to acquire certain bradycardia products on an OEM basis. There can be no assurance, however, that such a transaction will be consummated.



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 Pacesetter and its affiliates paid the Telectronics Group $135 million in cash, subject to adjustment, in consideration of the Telectronics Acquisition. In addition, Pacesetter agreed to pay additional amounts to the Telectronics Group based upon a percentage of certain sales of certain products through calendar year 2002. The maximum aggregate additional amount that may be paid to the Telectronics Group, on a net present value basis, is $25 million. The net assets of the Telectronics Group as of June 30, 1996 were approximately $71 million.

 The Telectronics Group participated in both the bradycardia pacemaker and, to a minor degree, the tachycardia ICD segments of the implantable cardiac electrophysiology device industry. The Telectronics Group manufactures a full line of pacing products (pacemakers and pacing leads) for sale on a global basis, with fiscal year ended June 30, 1996 revenues for pacing products approximating $79 million. The Telectronics Group's efforts in the ICD segment have focused on investment in research and development directed at development of a competitive tachycardia ICD. Fiscal year 1996 ICD revenues approximated $4 million. Medtel's fiscal year 1996 revenues of approximately $34 million included distribution of Telectronics products as well as a variety of medical products of third-party manufacturers.

 For its fiscal year ended June 30, 1996, the Telectronics Group incurred an operating loss of approximately $108 million. The fiscal year 1996 results were significantly adversely affected by a consent decree entered into by Telectronics and its President with the FDA on May 22, 1995. The consent decree provided that Telectronics would not manufacture or ship products for distribution in the United States until Telectronics established to the satisfaction of the FDA that its manufacturing facility in Florida operates in conformity with the FDA's "good manufacturing practices" regulations. Telectronics has satisfied its obligations in this regard and was released from the restrictions of the consent decree in June 1996.

 As a result of the consent decree, and ancillary costs of the Accufix J Lead recall (discussed below), the Telectronics Group reported substantially lower sales during the fiscal year ended June 30, 1996. Sales for 1996 were approximately $117 million, as compared to sales of approximately $214 million and $258 million in fiscal years 1995 and 1994, respectively. In addition to the negative effect of reduced U.S. sales on earnings, Telectronics incurred significant incremental expenses as a result of the consent decree, resulting in an operating loss of approximately $108 million in fiscal year 1996. These expenses included maintaining manufacturing plant capacity despite significantly lower sales, inventory write-offs due to obsolescence as a result of no U.S. sales, a sales force retention program for the U.S. sales force providing for the payment of the full amount of expected commissions despite virtually no sales, an administrative work force reduction program and special programs to maintain customer relationships. Telectronics' estimated operating results for the five previous fiscal years (1991- 1995) ranged between a profit of $11 million to a loss of $13 million.

 Since the beginning of 1995, in excess of 240 product liability actions have been filed against Telectronics and certain of its affiliates in federal and state courts in the United States, and actions also are pending in Canada, France and Australia. The actions relate to alleged defects in the manufacture and design of certain models of the Accufix Atrial J Lead, a product previously distributed by the Telectronics Group. These actions allege that defects in the J Lead caused the death or serious injury of a number of persons in whom they had been implanted. St. Jude Medical, Pacesetter and their affiliates have no responsibility for these actions or any future actions with respect to the Atrial J Lead, and Telectronics has indemnified St. Jude Medical, Pacesetter and their affiliates for any losses resulting therefrom. Telectronics' parent company, Pacific Dunlop, Ltd., has guaranteed the full performance of Telectronics' indemnification obligations to St. Jude Medical, Pacesetter and their affiliates.

 St. Jude Medical is taking significant steps to return Telectronics to profitability in 1997; however, returning Telectronics to profitability will require a significant increase in revenues from current levels, particularly in the U.S., as well as significant cost reduction and successful integration activities on a worldwide basis. Pacific Dunlop discontinued Telectronics' tachycardia operations prior to the Telectronics Acquisition and St. Jude Medical is discontinuing Telectronics' pacing leads and cardiomyoplasty businesses. St. Jude Medical currently plans to sell Telectronics' products under the Ventritex brand name. In addition, St. Jude Medical has announced its plans to close Telectronics' two main facilities in the U.S. (Denver, Colorado and Miami Lakes, Florida) by the end of 1997. Telectronics' Denver based administrative, marketing, clinical, regulatory and research and development operations will be integrated, but only to the extent necessary, into St. Jude Medical's Pacesetter operation in Los Angeles, California. Telectronics' manufacturing operations conducted in Miami Lakes, and to a lesser extent Denver, will be absorbed by existing Pacesetter manufacturing facilities in Los Angeles and Stockholm, Sweden. The 700 employee U.S. workforce has been reduced by 10% and the Australian based tachycardia development operation of approximately 150 people has been closed. This will allow St. Jude Medical to eliminate related tachycardia activities in both the U.S. and Europe in the next several months. The three products (the Reflex, the Meta VVIR and the Meta 1256 DDDR) that St. Jude Medical believes are necessary to restore Telectronics' domestic profitability were approved by the FDA in the fourth quarter of 1996. One of the three products, the Meta 1256 DDDR (dual chamber, rate responsive) pacemaker, which is a key product for the U.S. market, was approved by the FDA in late December 1996. Management believes that a combination of increased revenues, substantial cost reduction, and successful integration with Pacesetter will be necessary for Telectronics to become profitable on a run rate basis in 1997.

INTERMEDICS AGREEMENT

 In connection with the execution of an asset purchase agreement relating to the Telectronics Acquisition and the Merger Agreement, St. Jude Medical and Pacesetter entered into the Intermedics Agreement for the purpose of facilitating the Telectronics Acquisition and the Merger. As provided in the Intermedics Agreement, Pacesetter paid $25 million to Intermedics following the completion of the Telectronics Acquisition. The Intermedics Agreement provides that, in consideration thereof, Pacesetter and Intermedics will enter into the Pacesetter/Intermedics License Agreement pursuant to which, among other things, each party and its affiliates will grant to the other party and its affiliates a non-exclusive, irrevocable, perpetual, fully paid-up worldwide license or sublicense, as the case may be, under all issued patents, and all patents that issue from all patent applications that are pending while the Pacesetter/Intermedics License Agreement remains in full force and effect, that are owned or licensed by such party or any of its affiliates relating to cardiac stimulation devices, except for those patents for which a third party is entitled to receive a royalty. Each party further agreed to grant to the other, on the most favorable terms permissible, a license or sublicense under patents of a third party for which such third party is entitled to receive a royalty. In addition, Intermedics provided a covenant not to sue Pacesetter for infringement of certain patents assigned or licensed to Intermedics by Eckhard Alt regarding rate adaptive pacemakers commercially available from Pacesetter at the time of execution of the Intermedics Agreement. Effective upon consummation of the Merger, patents owned or licensed by Ventritex will be added to the Pacesetter/Intermedics cross-license. As provided in the Intermedics Agreement, Pacesetter also has released Intermedics and related persons from claims for infringement of any cardiac stimulation device patent, and Intermedics provided Pacesetter and related persons (including, effective upon consummation of the Merger, Ventritex and related persons) with similar releases. The term of the Pacesetter/Intermedics License Agreement will be for four years, automatically renewable for successive two-year terms unless terminated by either party by delivering written notice to the other party not less than 60 days prior to the renewal date.

LITIGATION AND CERTAIN OTHER PROCEEDINGS

 Guidant Litigation

 On November 26, 1996, Guidant Corporation ("Guidant"), a competitor of Pacesetter and Ventritex, CPI (a wholly owned subsidiary of Guidant), Guidant Sales Corporation (a wholly owned subsidiary of CPI, "GSC"), and Eli Lilly and Company, (the former owner of CPI, "Lilly") (collectively, the "Guidant Parties"), filed a lawsuit against St. Jude Medical, Pacesetter, Ventritex and the Telectronics Group in State Superior Court in Marion County, Indiana (the "Telectronics Action"). The lawsuit alleges, among other things, that, pursuant to an agreement entered into in 1993, CPI and Lilly granted Ventritex certain intellectual property licenses relating to cardiac stimulation devices, and that such licenses will terminate upon consummation of the Merger. The lawsuit further alleges that, pursuant to an agreement entered into in 1994 (the "Telectronics Agreement"), CPI and Lilly granted the Telectronics Group certain intellectual property licenses relating to cardiac stimulation devices (the "CPI/Telectronics License"). The lawsuit seeks declaratory and injunctive relief, among other things, to prevent and invalidate the transfer of the Telectronics Agreement to Pacesetter pursuant to the Telectronics Acquisition and the application of license rights granted under the Telectronics Agreement to the manufacture and sale by Pacesetter of Ventritex's products following the consummation of the Merger. On December 17, 1996, St. Jude Medical, Pacesetter, Ventritex and the Telectronics Group removed the lawsuit to the United States District Court for the Southern District of Indiana, and filed a motion to dismiss the complaint or, in the alternative, to stay proceedings pending arbitration of the dispute pursuant to the arbitration provisions of the Telectronics Agreement. On January 16, 1997, the Guidant Parties filed a motion to remand the lawsuit to state court.

 CPI, GSC and Lilly simultaneously filed suit against St. Jude Medical, Pacesetter and Ventritex in the United States District Court for the Southern District of Indiana seeking (i) a declaratory judgment that the manufacture, use or sale of cardiac stimulation devices of the type or similar to the type currently manufactured and sold by Ventritex will, upon consummation of the Merger, be unlicensed and constitute an infringement of patent rights owned by CPI and Lilly, (ii) to enjoin the manufacture, use or sale by St. Jude Medical, Pacesetter or Ventritex of cardiac stimulation devices of the type currently manufactured by Ventritex and (iii) certain damages and costs. On December 19, 1996, St. Jude Medical, Pacesetter and Ventritex filed a motion to dismiss the complaint or, in the alternative, to stay proceedings pending resolution of the Telectronics Action or arbitration.

 St. Jude Medical believes that the foregoing complaints contain a number of significant factual inaccuracies concerning the Telectronics Acquisition and the terms and effects of the various intellectual property license agreements referred to in such complaints. St. Jude Medical and Ventritex believe that the allegations set forth in the complaints are without merit, and St. Jude Medical and Ventritex intend to defend the actions vigorously. On December 24, 1996, the Telectronics Group and Pacesetter filed a lawsuit and a motion against the Guidant Parties in the United States District Court for the District of Minnesota seeking (i) a declaratory judgment that the Defendants' claims, as reflected in the Telectronics Action, are subject to arbitration pursuant to the arbitration provisions of the Telectronics Agreement, (ii) an order that the Defendants arbitrate their claims against the Telectronics Group and Pacesetter in accordance with the arbitration provisions of the Telectronics Agreement,
(iii) to enjoin the Defendants preliminarily and permanently from litigating their dispute with the Telectronics Group and Pacesetter in any other forum and
(iv) certain costs. On February 27, 1997, the court entered an order denying the Telectronics Group's and Pacesetter's motion and dismissing their complaint. On March 27, 1997, the Telectronics Group and Pacesetter filed a Notice of Appeal from the court's February 27, 1997 order.

 Other Litigation and Proceedings

 On February 28, 1994, Siemens, as the prior owner of the business conducted by Pacesetter, entered into a consent decree in settlement of a lawsuit brought by the United States in the U.S. District Court for the District of New Jersey. The consent decree, which remains in effect indefinitely, requires that Pacesetter's operations comply with the FDA's GMP regulations, including certain specific provisions of such regulations identified in the consent decree. The consent decree provides for FDA inspections and for the payment by the inspected facility of certain costs of the inspections.

 From 1987 to 1991, Siemens, through its Pacesetter division and other affiliates, manufactured and sold approximately 32,000 model 1016T and 1026T pacemaker leads, of which approximately 25,000 were sold in the United States. In March 1993, Siemens was sued in federal district court in Cincinnati, Ohio (the "Wilson case"). The suit alleged that the model 1016T leads were negligently designed and manufactured. The suit sought class action status for patients whose 1016T leads had malfunctioned up to that time. The class status was granted by the court in September 1993. When St. Jude Medical acquired Pacesetter from Siemens as of September 30, 1994, the purchase agreement specifically provided that Siemens retain all liability for the Wilson case as well as all other litigation that was pending or threatened before October 1, 1994. The purchase agreement also provided that St. Jude Medical would assume liability for other product liability claims which arose after September 30, 1994.

 Siemens and St. Jude Medical were named defendants in a class action suit filed in March 1995 in federal district court in Houston, Texas for alleged defects in models 1016T and 1026T pacing leads (the "Hann case"). The suit sought class action status for patients who had inner insulation failures of these leads after March 22, 1993 and who were not members of the Wilson case class. Siemens and St. Jude Medical settled the Wilson and Hann cases in November 1995. St. Jude Medical's anticipated financial responsibility for the settlement is approximately $5 million; however, the precise number of class members, and the corresponding financial liability, could increase or decrease as the process for filing claims is completed. The settlement agreement has an "opt out" provision for class members. Apart from this class action settlement, additional claims could be made or lawsuits brought by patients with these leads whose leads fail at a later date or whose leads fail for reasons outside the class definition.

 St. Jude Medical's product liability insurance carrier, Steadfast, a wholly owned subsidiary of Zurich Insurance Company ("Zurich"), has denied coverage for these cases and has filed suit against St. Jude Medical in federal district court in Minneapolis, Minnesota seeking rescission of the policy covering Pacesetter business retroactive to the date St. Jude Medical acquired Pacesetter. Zurich alleges that St. Jude Medical made material negligent misrepresentations to Zurich, including failure to disclose the Wilson case in order to procure the insurance policy. St. Jude Medical has filed an answer denying Zurich's claim and has alleged that Zurich specifically had knowledge of the Wilson case. The terms of the product liability insurance policy which Zurich is seeking to rescind provide that St. Jude Medical would be entitled to $10 million in coverage for the 1016T and 1026T pacemaker lead claims after payment by St. Jude Medical of a self insured retention. In connection with these proceedings, St. Jude Medical has filed suit against its former insurance broker, Johnson & Higgins, and St. Jude Medical is investigating whether it may have claims against any other entities arising from this situation.

GOVERNMENT INVESTIGATIONS

 Investigation By Office Of The Inspector General Of Reimbursement Claims Made By Certain Customers. The Office of the Inspector General (the "OIG") of the United States Department of Health and Human Services ("HHS") is currently conducting an investigation regarding the possible submission of improper claims to the

Medicare/Medicaid program for reimbursement for procedures using cardiovascular medical devices that were not approved for marketing by the FDA at the time of use. Beginning in June 1994, approximately 130 hospitals received subpoenas from HHS seeking information with respect to reimbursement for procedures using cardiovascular medical devices (including certain products manufactured by St. Jude Medical, as well as numerous other manufacturers) that were subject to investigational exemptions or may not have been approved for marketing by the FDA at the time of use. The subpoenas also sought information regarding various types of remuneration, including payments, gifts, stock and stock options, received by the hospitals or their employees from manufacturers of medical devices. The OIG's investigation and any related change in Medicare/Medicaid reimbursement practices may discourage hospitals from participating in clinical trials or from including Medicare or Medicaid patients in clinical trials, which could lead to increased costs in the development of new products. In addition, civil and criminal sanctions may be imposed against any person found to have participated in an improper claim for reimbursement under Medicare/Medicaid, including possibly St. Jude Medical. St. Jude Medical believes that it is too early to predict the possible outcome of this matter or when it will be resolved. In April 1996, a Federal District Court in California declared the Health Care Financing Administration's governmental guidelines, denying reimbursement for investigational devices, to be invalid. The government has appealed this decision, and the impact on the OIG investigation is uncertain. There can be no assurance that the OIG's investigation or any resulting or related changes in third-party payors' reimbursement practices will not materially adversely affect the medical device industry in general or St. Jude Medical in particular.

 German Government Investigation. In 1994, a state prosecutor in Germany began an investigation of allegations of corruption in connection with the sale of heart valves. As part of that investigation, the prosecutor seized documents from St. Jude Medical's offices in Germany as well as documents from certain competitors' offices. In December 1995, the state prosecutor announced that the investigation was continuing and had been broadened to include other medical devices. Subsequently, the U.S. Securities and Exchange Commission issued a formal order of private investigation covering St. Jude Medical involving sales practices of St. Jude Medical and other manufacturers in Germany.

                    CERTAIN INFORMATION CONCERNING VENTRITEX

BUSINESS

 Ventritex designs, develops, manufactures and sells ICDs and related products for the treatment of ventricular tachycardia and ventricular fibrillation. Ventricular tachycardia and ventricular fibrillation are the most serious and life-threatening forms of abnormal heart rhythms ("arrhythmias"). In ventricular tachycardia, the heart's ventricles contract at an abnormally rapid rate and typically deliver less blood to the body's tissues and organs. Episodes of ventricular tachycardia occur unpredictably and can progress to ventricular fibrillation. In ventricular fibrillation, the heart's normal electrical impulses become disorganized and erratic and the heart ceases to pump blood. If ventricular fibrillation is not terminated quickly, the individual will experience a sudden cardiac death ("SCD") episode during which the individual will become unconscious and, without prompt medical intervention, typically will die. ICDs are implanted in the pectoral (chest) or abdominal region to monitor the heartbeat and deliver battery-powered electrical pulses or shocks, through leads typically implanted through a vein to connect the defibrillator to the heart, to terminate ventricular tachycardia and ventricular fibrillation in patients. The current generation of ICDs are designed to provide three types of therapy: (i) low voltage electrical pacing pulses to terminate ventricular tachycardia, (ii) one or more cardioversion shocks to convert, to a normal rhythm, ventricular tachycardia that cannot be controlled through antitachycardia pacing, and (iii) high-energy defibrillation shocks to terminate ventricular fibrillation.

 On September 9, 1996, Ventritex received PMA approval for its current generation ICD, the Contour V-145 ICD, which succeeds Ventritex's earlier generation ICDs (the Cadence V-100, V-110 and V-112 and the Cadet V-115). At 57 cubic centimeters, the Contour is one of the smallest and most powerful ICDs currently available, providing the same (approximately 38 joules) energy output provided by the Cadet and 16 minutes of extended electrogram ("EGM") storage. On November 8, 1996, Ventritex also received PMA approval for a "high voltage can" version of the Cadet V-115 and the Contour V-145. Unlike Ventritex's previous dual lead products, the "high voltage can" version of the Cadet V-115 and the Contour V-145 utilizes only one lead. One electrode is on this lead and the housing of the pulse generator, which is made of titanium, serves as the other electrode. Ventritex also is currently engaged in clinical trials of another single lead system in which two electrodes are contained on a single lead.

 Competition in the market for ICDs is intense. Ventritex's primary competitors are CPI and Medtronic, both of which are large, diversified cardiology and medical device companies and each of which has invested substantial amounts in ICD research and development. Other competitors in the ICD market include Intermedics and Angeion.

 Ventritex incurred net losses from its inception in January 1985 through the year ended June 30, 1993, incurred net losses from the fourth quarter of fiscal 1995 through the second quarter of fiscal 1997, and currently expects a loss for the third quarter of fiscal 1997 and a net loss for fiscal 1997.

RECENT PRODUCT REPROGRAMMING

 On January 16, 1997, Ventritex announced that the FDA had authorized it to proceed with a notification and reprogramming procedure for its Cadence model V-110 and V-112 defibrillators in response to then recent crystal hermeticicity failures in two implanted Cadence model V-110 defibrillators, which resulted in the delivery of inappropriately rapid pacing pulses believed to have been associated with the induction of lethal ventricular tachyarrhythmias. The reprogramming procedure will prevent the delivery of inappropriately rapid pacing pulses, even in the event of a crystal hermeticicity failure. The low energy cardioversion, high energy defibrillation and bradycardia pacing capabilities of the devices will be left intact. The procedure takes only a few minutes and does not require surgery. The FDA has worked closely with Ventritex to expedite the reprogramming of the devices, and Ventritex is assisting physicians to the fullest extent possible to notify their patients (approximately 5,600 patients in total) and arrange for prompt reprogramming of the devices. As of March 31, 1997, over 98% of the currently implanted devices have been reprogrammed. In addition, Ventritex has offered Cadet V-115 products as replacements free of charge to physicians whose patients require antitachycardia pacing (estimated to be approximately 500-800 patients). Ventritex has offered to reimburse these patients for surgical expenses up to $2,500. Ventritex accrued the estimated costs of these actions in the quarter ended December 31, 1996. Since commencing the reprogramming of the devices, Ventritex has become aware of one other incident in which inappropriately rapid pacing pulses were delivered by a Cadence V-110 which are believed to be associated with the induction of a lethal ventricular arrhythmia. Ventritex's current production models (Cadet V-115 and Contour V-145) are not affected.

SHARE OWNERSHIP OF DIRECTORS, OFFICERS AND CERTAIN BENEFICIAL OWNERS

 The following table sets forth certain information regarding the beneficial ownership of Ventritex Common Stock as of March 31, 1997 by (i) each stockholder known to Ventritex who beneficially owned more than 5% of the outstanding shares of Ventritex Common Stock, (ii) each director of Ventritex, (iii) the Chief Executive Officer and the four other most highly compensated (for fiscal 1996) executive officers of Ventritex and (iv) all directors and executive officers as a group. The number and percentage of shares beneficially owned is determined under the rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of March 31, 1997, through the exercise of any stock option or other right. Unless otherwise indicated, officers and directors can be reached at Ventritex's principal executive offices. A total of 20,855,865 shares of Ventritex Common Stock were issued and outstanding as of March 31, 1997.

                                                                      Shares Beneficially        Approximate
                           Name and Address                                Owned(1)           Percent Owned(2)
--------------------------------------------------------------------  -------------------     ----------------
Frank M. Fischer(3).................................................            254,235                1.2%
Richard L. Karrenbrock(4)...........................................            218,612                1.0%
Michael B. Sweeney(5)...............................................            188,774                  *
Kevin T. Larkin(6)..................................................            107,262                  *
Mark J. Meltzer(7)..................................................             89,392                  *
Stephen J. Masson(8)................................................             52,637                  *
C. Raymond Larkin, Jr.(9)...........................................             31,250                  *
Robert R. Momsen(10)................................................             27,257                  *
All directors and executive officers as a group (13 persons)(11)....          1,359,909                6.4%
--------------

           *  Less than one percent.

(1) The persons named in the table, to Ventritex's knowledge, have sole voting and investment power with respect to the shares beneficially owned by them, subject to community property laws.

(2) Percent of the outstanding shares of Ventritex Common Stock, treating as outstanding all shares issuable on exercise of options held by the particular beneficial owner that are included in the first column.

(3) Includes 39,271 shares subject to options exercisable within 60 days of March 31, 1997.

(4) Includes 21,250 shares subject to options exercisable within 60 days of March 31, 1997.

(5) Includes 18,125 shares subject to options exercisable within 60 days of March 31, 1997.

(6) Includes 106,354 shares subject to options exercisable within 60 days of March 31, 1997.

(7) Includes 74,688 shares subject to options exercisable within 60 days of March 31, 1997.

(8) Includes 42,355 shares subject to options exercisable within 60 days of March 31, 1997.

(9) Includes 31,250 shares subject to options exercisable within 60 days of March 31, 1997.

(10) Includes 21,250 shares subject to options exercisable within 60 days of March 31, 1997.

(11) Includes 468,162 shares subject to options exercisable within 60 days of March 31, 1997 held by the eight directors and officers listed above and five additional officers not listed above.

            UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

           The following Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 1996, and the related Unaudited Pro Forma Condensed Combined Statements of Income for each of the three years in the period ended December 31, 1996, give effect to the Merger as if it had occurred on the first day of the earliest period presented. The financial statements for St. Jude Medical have been restated for all periods to reflect the merger with Daig Corporation, which was consummated on May 31, 1996 and accounted for as a pooling-of-interests. The Unaudited Pro Forma Condensed Combined Statement of Income includes the results of the Pacesetter acquisition as if it had occurred as of the beginning of 1994 and the results of the Telectronics Acquisition as if it had occurred at the beginning of 1996. The purchase of Pacesetter was effective September 30, 1994, and the purchase of Telectronics was effective November 29, 1996. The historical St. Jude Medical results include the results of Pacesetter only from October 1, 1994 and the results of Telectronics from November 30, 1996. This pro forma information has been prepared utilizing the historical consolidated financial statements of St. Jude Medical and Ventritex, and should be read in conjunction with the historical financial statements and notes thereto, which are incorporated by reference herein. The fiscal year ends on June 30 for both Ventritex and Telectronics; therefore, unaudited results for the calendar years ended December 31, 1996, 1995 and 1994 for Ventritex and December 31, 1996 for Telectronics have been combined with St. Jude Medical's results for the years ended December 31, 1996, 1995 and 1994. It is anticipated that, upon consummation of the Merger, the fiscal year end of Ventritex will be changed to December 31. These unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the Pacesetter and Telectronics acquisitions or the Merger had been consummated as of the beginning of the periods presented or as of the dates presented, nor are they necessarily indicative of future operating results or financial position.

           These unaudited pro forma condensed combined financial statements are based on the pooling-of-interests method of accounting for the Merger and the purchase method of accounting for Telectronics. The pro forma adjustments are described in the accompanying notes.



             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              (In thousands)

                                                     December 31, 1996
                                     -----------------------------------------------------
                                          Historical                       Pro Forma
                                     ----------------------      -------------------------
                                     St. Jude
                                      Medical     Ventritex      Adjustments      Combined
ASSETS
Cash and cash equivalents           $   41,124    $   8,264     $                $    49,388
Marketable securities                  143,446       42,561                          186,007
Accounts receivable, net               205,869       10,944                          216,813
Inventories                            199,475       18,186                          217,661
Prepaid expenses                        74,696        3,319                           78,015
Property, plant and equipment,
  net                                  267,714       21,560                          289,274
Other assets                           369,043        3,183       63,110   (a)       435,336
                                    ----------    ---------     --------         -----------
TOTAL ASSETS                        $1,301,367    $ 108,017     $ 63,110         $ 1,472,494
                                    ==========    =========     ========         ===========

LIABILITIES AND
   STOCKHOLDERS' EQUITY
Accounts payable and accrued
  expenses                          $  293,342    $  27,591     $  9,500   (c)   $   330,433
Long-term debt                         172,000       57,500                          229,500
                                    ----------    ---------     --------         -----------
TOTAL LIABILITIES                      465,342       85,091        9,500             559,933
                                    ----------    ---------     --------         -----------

Preferred stock
Common stock                        $    8,101           21        1,018   (b)         9,140
Additional paid-in-capital              63,783      154,628       (1,018)  (b)       228,111
                                                                  10,718   (a)
Retained earnings                      772,223     (131,723)      52,392   (a)       683,392
                                                                  (9,500)  (c)
Cumulative translation adjustment          386                                           386
Unrealized loss on available for-
  sale securities                       (8,028)                                       (8,028)
Amount receivable for shares
  issued                                  (440)                                         (440)
                                    ----------    ---------     --------         -----------
TOTAL STOCKHOLDERS' EQUITY             836,025       22,926       53,610             912,561
                                    ----------    ---------     --------         -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                            $1,301,367    $ 108,017     $ 63,110         $ 1,472,494
                                    ==========    =========     ========         ===========


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED PRO FORMA
                         CONDENSED COMBINED BALANCE SHEET.

       NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET


(a) To reflect the combined tax position as if the Merger had occurred at the beginning of the earliest period presented. This adjustment is based on the evaluation of a variety of factors including the combined companies' statutory and state tax rates, and the elimination of the valuation allowance for deferred tax assets of Ventritex. The tax benefit related to stock option deductions has been credited directly to stockholders' equity.

(b) To record the exchange of Ventritex Common Stock for St. Jude Medical Common Stock.

(c) To adjust the pro forma condensed combined balance sheet to reflect one-time Merger-related charges which will be expensed at the time the Merger is consummated as required under the pooling-of-interests accounting method. These charges are presently estimated to be approximately $9.5 million. Direct merger expenses include financial advisor fees, outside legal and accounting, and various other costs and filing fees.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      (In thousands, except per share data)


                                                                                   Year ended December 31, 1996
                                     ---------------------------------------------------------------------------------------------
                                            Historical                                      Pro Forma
                                     -----------------------   -------------------------------------------------------------------
                                      St. Jude                                   Subtotal
                                       Medical    Ventritex    Adjustments      Combined  Telectronics  Adjustments (e)  Combined
                                       -------    ---------    -----------      --------  ------------  -----------      --------

Net sales                            $   808,780  $   67,967  $                $  876,747   $  96,515   $             $    973,262
Cost of sales                            246,896      47,992                      294,888      65,879                      360,767
                                     -----------  ----------  ----------       ----------   ---------   ---------     ------------
Gross profit                             561,884      19,975                      581,859      30,636                      612,495
Selling, general and administrative
  expense                                272,121      39,349                      311,470      90,736       3,800          406,006

Research and development expense          74,841      32,803                      107,644      39,748                      147,392
Purchased research and development        40,350                                   40,350                                   40,350
Special charges                           47,808                                   47,808                                   47,808
                                     -----------  ----------  ----------       ----------   ---------   ---------     ------------
Operating profit (loss)                  126,764     (52,177)                      74,587     (99,848)     (3,800)         (29,061)
Other income (expense), net               15,053         969                       16,022        (110)     (8,313)           7,599
                                     -----------  ----------  ----------       ----------   ---------   ---------     ------------
Income (loss) before taxes               141,817     (51,208)                      90,609     (99,958)    (12,113)         (21,462)
Income tax provision (benefit)            49,636           0     (19,664)(a)       29,972                 (43,034)         (13,062)
                                     -----------  ----------  ----------       ----------   ---------   ---------     ------------
Net income (loss)                    $    92,181  $  (51,208) $   19,664       $   60,637   $ (99,958)  $  30,921     $     (8,400)
                                     ===========  ==========  ==========       ==========   =========   =========     ============


Earnings (loss) per share            $      1.12  $    (2.46)                  $     0.66                             $      (0.09)
                                     ===========  ==========                   ==========                             ============
Weighted average common shares
  and common share equivalents            81,953      20,838                       92,372                                   92,372
                                     ===========  ==========                   ==========                             ============



          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED
               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME.


           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      (In thousands, except per share data)


                                                                            Year ended December 31, 1995
                                                   -------------------------------------------------------------------------------
                                                               Historical                                  Pro Forma
                                                   ---------------------------------        --------------------------------------
                                                       St. Jude
                                                        Medical          Ventritex           Adjustments                 Combined
                                                        -------          ---------           -----------                 --------
Net sales                                          $     761,835        $     86,243         $                        $    848,078
Cost of sales                                            234,830              57,958                                       292,788
                                                   -------------        ------------         ------------             ------------
Gross profit                                             527,005              28,285                                       555,290
Selling, general and administrative
  expense                                                247,389              37,551                                       284,940
Research and development expense                          72,305              28,959                                       101,264
                                                   -------------        ------------         ------------             ------------
Operating profit (loss)                                  207,311             (38,225)                                      169,086
Other income (expense), net                               (5,790)              3,798                                        (1,992)
                                                   -------------        ------------         ------------             ------------
Income (loss) before taxes                               201,521             (34,427)                                      167,094
Income tax provision (benefit)                            62,673                 108              (12,803) (a)              49,978
                                                   -------------        ------------         ------------             ------------
Net income (loss)                                  $     138,848        $    (34,535)        $     12,803             $    117,116
                                                   =============        ============         ============             ============


Earnings (loss) per share                          $       1.71         $      (1.67)                                 $       1.28
                                                   ============         ============                                  ============
Weighted average common shares
  and common share equivalents                           80,988               20,676                                        91,326
                                                   ============         ============                                  ============





          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED
               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      (In thousands, except per share data)


                                                         Year ended December 31, 1994
                              ----------------------------------------------------------------------------------------
                                     Historical                                             Pro Forma
                              ----------------------  ----------------------------------------------------------------
                                St. Jude                             Subtotal       (b)          (c)         Pro Forma
                                Medical   Ventritex   Adjustments   Pro Forma  Pacesetter   Adjustments      Combined
                                -------   ---------   -----------   ---------  ----------   -----------      --------

Net sales                       $391,949   $125,484                   $517,433   $330,527     $(25,737)       $822,223
Cost of sales                    112,087     51,723                    163,810    133,680      (17,218)        280,272
                                 -------   --------    -------        --------   --------      -------        --------
Gross profit                     279,862     73,761                    353,623    196,847       (8,519)        541,951
Selling, general and
  administrative expense         105,971     32,818                    138,789    120,789       14,675         274,253
Research and development
  expense                         23,471     27,047                     50,518     25,847                       76,365
Purchased research and
  development charge              40,800                                40,800                                  40,800
                                 -------   --------    -------        --------  ---------    ----------       --------
Operating profit                 109,620     13,896                    123,516     50,211      (23,194)        150,533
Other income, net                  7,680      2,266                      9,946        947      (17,604)        (6,711)
                                --------   --------    -------        --------   --------      -------        -------
Income before taxes              117,300     16,162                    133,462     51,158      (40,798)        143,822
Income tax provision              30,850        892      5,971(a)       37,713     19,733      (15,005)         42,441
                                 -------   --------    -------        --------    -------      -------        --------
Net income                       $86,450    $15,270    $(5,971)        $95,749    $31,425     $(25,793)       $101,381
                                 =======    =======    =======         =======    =======     ========        ========

Earnings per share                 $1.08      $0.73                      $1.06                                   $1.12
                                  ======     ======                     ======                                  ======
Weighted average common shares
  and common share equivalents    80,085     20,857                     90,514                                  90,514
                                  ======     ======                     ======                                  ======




          THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE UNAUDITED
               PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

(a) Reflects the combined tax position as if the Merger had occurred at the beginning of the earliest period presented. This adjustment is based on the evaluation of a variety of factors including the combined companies' statutory and state tax rates, and the elimination of the valuation allowance for deferred tax assets of Ventritex. The tax benefit related to stock option deductions has been credited directly to stockholders' equity and does not reduce the income tax provision.

(b) Represents the results of Pacesetter for the nine months ended September 30, 1994, as if the acquisition had been consummated as of the beginning of 1994. St. Jude Medical's historical results include Pacesetter only from October 1, 1994 to December 31, 1994.

(c) Reflects the Pacesetter acquisition as if it had occurred at the beginning of the year. These adjustments include estimates for the following items: the elimination of intercompany sales and cost of sales between the U.S. and non-U.S. Pacesetter entities; the ongoing infrastructure costs related principally to the establishment of sales offices in Western Europe; the amortization expense related to the excess cost over net assets acquired; the lost interest income on the cash used to fund a portion of the acquisition; the interest expense on the average acquisition related debt balance; and an increase in the effective income tax rate by 1.5 percentage points.

(d) The accompanying Unaudited Pro Forma Condensed Combined Statements of Income exclude any transaction expenses associated with the Merger. These expenses of approximately $9.5 million will be recognized at the time the Merger is consummated. See footnote (c) to the Unaudited Pro Forma Condensed Combined Balance Sheet for additional description of the components of this charge.

(e) Reflects the Telectronics Acquisition as if it had occurred at the beginning of 1996. These adjustments include estimates for the following items: amortization expense related to the excess of cost over net assets acquired; interest expense on the average acquisition related debt balance; and tax benefit on the pre-tax loss. In connection with the Telectronics Acquisition, $32.2 million of purchased research and development was charged against earnings in the fourth quarter 1996 in accordance with generally accepted accounting principles and is included in St. Jude Medical's historical results.

                  DESCRIPTION OF ST. JUDE MEDICAL COMMON STOCK

         St. Jude Medical's authorized capital stock consists of 250,000,000 shares of St. Jude Medical Common Stock, par value $0.10 per share, and 25,000,000 shares of Preferred Stock, par value $1.00 per share.

COMMON STOCK

         As of March 31, 1997, there were 81,030,753 outstanding shares of St. Jude Medical Common Stock. The holders of St. Jude Medical Common Stock are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The St. Jude Medical Board of Directors is classified into three classes of approximately equal size, one of which is elected each year. Accordingly, holders of a majority of the St. Jude Medical Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. The holders of St. Jude Medical Common Stock are entitled to share ratably in all assets of St. Jude Medical which are legally available for distribution, after payment of all debts and other liabilities, and subject to the prior rights, if any, of any holders of Preferred Stock then outstanding. The holders of St. Jude Medical Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of St. Jude Medical Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of St. Jude Medical Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock which St. Jude Medical may issue. St. Jude Medical currently does not pay cash dividends on the St. Jude Medical Common Stock. St. Jude Medical presently intends to retain earnings for use in the operations and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

PREFERRED STOCK

         Preferred Stock may be issued by St. Jude Medical from time to time in one or more series, and the St. Jude Medical Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The purpose of authorizing the St. Jude Medical Board of Directors to determine such rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of St. Jude Medical Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of St. Jude Medical. As of April 9, 1997, there were no outstanding shares of Preferred Stock and, other than the Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") discussed below under "-Rights Plan," no designated series of Preferred Stock.

RIGHTS PLAN

         In March 1987, St. Jude Medical adopted a shareholder rights plan under which St. Jude Medical's Series A Junior Participating Preferred Stock Purchase Rights (the "Rights") were distributed as a dividend to the holders of St. Jude Medical Common Stock. The Rights entitled the holders thereof to acquire shares of Series A Preferred Stock upon the occurrence of certain events as described in the rights plan. The Rights expired on April 7, 1997. Accordingly, the shares of St. Jude Medical Common Stock to be issued in exchange for Ventritex Common Stock in the Merger will not have the Rights attached.

                      COMPARISON OF STOCKHOLDERS' RIGHTS

         In connection with the Merger, Ventritex stockholders will be converting their shares of Ventritex Common Stock into shares of St. Jude Medical Common Stock. St. Jude Medical is a Minnesota corporation and Ventritex is a Delaware corporation and the charter and bylaws of St. Jude Medical differ from those of Ventritex in several significant respects. Because of the differences between the Minnesota Business Corporation Act (the "MBCA") and the DGCL and because of differences in the charter and bylaws of St. Jude Medical and Ventritex, the rights of a holder of St. Jude Medical Common Stock differ from the rights of a holder of Ventritex Common Stock.

         Below is a summary of some of the important differences between the DGCL and the MBCA and the charter and bylaws of St. Jude Medical and Ventritex. It is not practical to summarize all of such differences in this Proxy Statement/Prospectus, but some of the principal differences which could materially affect the rights of stockholders include the following:

DISSENTERS' RIGHTS

         Under both the DGCL and the MBCA, stockholders may exercise a right to dissent from certain corporate actions and obtain payment of the fair value of their shares. This remedy in an exclusive remedy, except where the corporate action involves fraud or illegality. Under the DGCL, dissenters' rights are limited. Dissenters' rights are available only in connection with certain mergers or consolidations. Appraisal rights are not available under Delaware law, however, if the corporation's stock is (prior to the relevant transaction) listed on a national securities exchange or designated on the Nasdaq Stock Market or held of record by more than 2,000 stockholders; provided, that if the merger or consolidation requires stockholders to exchange their stock for anything other than shares of the surviving corporation, shares of another corporation that will be listed on a national securities exchange, designated on the Nasdaq Stock Market or held of record by more than 2,000 stockholders, cash in lieu of fractional shares of any such corporation, or a combination of such shares and cash, then appraisal rights will be available. Because the Ventritex Common Stock is traded on Nasdaq and its stockholders will receive St. Jude Medical Common Stock pursuant to the Merger, which is traded on the New York Stock Exchange, Ventritex stockholders who vote against the Merger will not have the right to receive payment for the fair value of their shares.

         Under the MBCA, the categories of transactions subject to dissenters' rights are broader than those under the DGCL. A stockholder of a Minnesota corporation may exercise dissenter's rights in connection with an amendment to the articles of incorporation which materially and adversely affects the rights or preferences of shares held by the dissenting stockholder, a disposition of all or substantially all of the corporation's property and assets not in the usual course of business, a plan of merger in which the stockholder may vote, and a plan of exchange involving the acquisition of the corporation's shares if the stockholder is entitled to vote on the plan.

BOARD OF DIRECTORS

         The DGCL provides that the board of directors of a Delaware corporation shall consist of one or more directors as fixed by the certificate of incorporation or bylaws. Ventritex's bylaws require its Board to be comprised of five directors, or such other number as shall be fixed by the Ventritex Board or by stockholder resolution. The Ventritex Board is currently comprised of four directors. Although permitted under the DGCL, the Ventritex Board is not classified.

         The MBCA provides that the board of directors of a Minnesota corporation shall consist of one or more directors as fixed by the articles of incorporation or bylaws. The St. Jude Medical bylaws provide that the St. Jude Medical Board of Directors shall consist of not less than three directors, and the St. Jude Medical Board may increase the number of directors without shareholder approval. St. Jude Medical currently has ten directors. Pursuant to St. Jude Medical's articles of incorporation and as allowed by the MBCA, St. Jude Medical's Board and Directors is divided into three classes of directors, with each director serving a three-year term, and with only one class being subject to election by St. Jude Medical's stockholders in any given year.

         Both St. Jude Medical's and Ventritex's bylaws impose extended notice requirements for stockholder nominations of persons to be elected as directors at a meeting. St. Jude Medical's bylaws require not less than 50 nor more than 75 days notice of such nomination and certain information concerning the proposed nominee; Ventritex's bylaws require no less than 90 days notice of any such nomination and certain related information.

         The existence of a classified board of directors and the enhanced notice requirements for stockholder nominations of candidates for the board as described above may make it more difficult for a potential acquiror to quickly gain control of St. Jude Medical's Board of Directors, and may have the effect of impeding or deterring takeover attempts.

REMOVAL OF DIRECTORS

         The DGCL provides that a director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise, or unless the corporation provides for cumulative voting, in which event if less than the entire board is to be removed, no director may be removed without cause if the votes cast against the director's removal would be sufficient to elect the director if voted cumulatively either at an election of the entire board of directors or for classes of the board. In addition, the DGCL provides that, unless the certificate of incorporation otherwise provides, directors of a corporation with a classified board of directors may be removed only for cause. The Ventritex certificate of incorporation does not classify its Board of Directors, although it does provide for cumulative voting.

         The MBCA provides that, unless modified by the articles of incorporation or bylaws of the corporation or by shareholder agreement, directors may be removed with or without cause by the affirmative vote of that proportion of voting power of the shares of the classes or series the director represents which would be sufficient to elect such director. If a corporation has cumulative voting, the MBCA provides that, unless the entire board is removed simultaneously, a director is not removed from the board if there are cast against removal of the director the votes of a proportion of the voting power sufficient to elect the director at an election of the entire board under cumulative voting. St. Jude Medical's articles of incorporation do not provide for cumulative voting. St. Jude Medical's articles of incorporation provide that any director may be removed from office at any time, but only for cause and only by the affirmative vote of at least 80% of the votes entitled to be cast by holders of all the outstanding shares of voting stock of St. Jude Medical voting together as a single class.

AMENDMENTS TO CERTIFICATE OR ARTICLES OF INCORPORATION

         Under the DGCL, amendment of a certificate of incorporation must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At such stockholders' meeting, a majority of the outstanding shares entitled to vote, voting together as a single class, and the majority of the outstanding stock of each class of stock entitled to vote thereon is required to approve the amendment. The DGCL also permits a corporation to make provision in its certificate of incorporation requiring a greater proportion of voting power to approve a specified amendment. The Ventritex certificate of incorporation does not so provide.

         The MBCA provides that an amendment to a corporation's articles of incorporation must be by resolution approved by the affirmative vote of a majority of the directors present or proposed by a stockholder or stockholders holding 3% or more of the voting shares entitled to vote thereon. Under the MBCA, any such amendment must be approved by the affirmative vote of a majority of the stockholders entitled to vote thereon, except that the articles may provide for a specified proportion or number larger than a majority. The St. Jude Medical articles of incorporation provide that the affirmative vote of the holders of a majority of outstanding shares of capital stock entitled to vote is required to amend provisions of St. Jude Medical's articles of incorporation; provided, however, that the affirmative vote of 80% of the votes entitled to be cast by the holders of the outstanding shares shall be required to amend or repeal, or adopt any provision inconsistent with Articles IX and XIII of St. Jude Medical's articles of incorporation, which relate to certain powers of St. Jude Medical's Board of Directors and to business combinations, respectively. See "-Business Combinations."

AMENDMENTS TO BYLAWS

         Under the DGCL and Ventritex's bylaws, Ventritex's bylaws may be amended or repealed by a majority of the stockholders entitled to vote or by the Board of Directors.

         Under the MBCA, stockholders holding 3% or more of the voting power of the outstanding shares may propose a resolution to adopt, amend or repeal the bylaws adopted, amended or repealed by a board of directors, which resolution must be approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. The St. Jude Medical bylaws provide that the St. Jude Medical Board of Directors may alter or amend St. Jude Medical's bylaws or adopt additional bylaws, subject to the power of the stockholders to change or repeal the bylaws, except that the St. Jude Medical Board shall not make or alter any bylaws fixing their qualifications, classifications or term of office, or reducing their number.

INDEMNIFICATION

         The DGCL and the MBCA both contain provisions setting forth conditions under which a corporation may indemnify its directors, officers, employees and other persons. While indemnification is permitted only if certain statutory standards of conduct are met, the DGCL and the MBCA are substantially similar in providing for indemnification if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The statutes differ, however, with respect to whether indemnification is permissive or mandatory, whether there is a distinction between third-party actions and actions by or in the right of the corporation, and whether, and to what extent, reimbursement of judgments, fines, settlements, and expenses is allowed.

         The major difference between the MBCA and the DGCL in this regard is that while indemnification of officers, directors and employees is mandatory under the MBCA, indemnification is merely permissive under the DGCL. The one exception to the DGCL's permissive indemnification rule is that a corporation must indemnify a person who is successful on the merits or otherwise in the defense of certain specified actions suits or proceedings for expenses and attorneys' fees actually and reasonably incurred in connection therewith. Ventritex's bylaws provide that Ventritex shall indemnify its officers and directors, and may indemnify certain other persons, to the fullest extent permitted by law.

         The DGCL, unlike the MBCA, also differentiates between third-party actions and claims by or in the right of the corporation (i.e., stockholder derivative suits). While the MBCA makes no distinction between third-party actions and stockholder derivative suits and requires indemnification in either case if the relevant statutory standard of conduct is met, indemnification under the DGCL varies depending on whether the action is brought by a third party or by stockholders in a derivative suit. Unlike a third-party action, in which indemnification of judgments, settlements and expenses is permissive under the statute and mandatory under Ventritex's bylaws, the DGCL does not permit indemnification in a stockholder derivative suit if the person is found liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines the person is fairly and reasonably entitled to indemnification. Further, the corporation may indemnify such persons only for attorneys' fees and other expenses. The advancement of expenses is permissive under the DGCL but mandatory under the MBCA.

         The MBCA requires that a corporation report any indemnification payments to its stockholders no later than the next meeting of stockholders. The DGCL contains no such similar provision.

STOCKHOLDER MEETINGS

         In accordance with Ventritex's bylaws, special meetings of the stockholders of Ventritex may be called by the Board of Directors, the Chairman of the Board, the President, or by the holders of at least 10% of the shares entitled to vote at the meeting. If the meeting is called by a person other than the Board, the meeting shall be held between 35 and 60 days after the receipt of the request. The DGCL and the Ventritex bylaws require that whenever stockholders are required or authorized to take action at a meeting, notices stating the purpose, time and place of the meeting, shall be sent to all stockholders of record entitled to vote thereon not less than 10 nor more than 60 days before the meeting.

         St. Jude Medical's bylaws provide that special stockholders' meetings may be called at any time by the Chief Executive Officer or Chief Financial Officer, or by the President or Secretary upon the request in writing of two or more directors or upon the request in writing of stockholders holding 10% or more of the total outstanding shares of St. Jude Medical capital stock. Notice of such meetings must be given to stockholders not less than 10 days before the meeting.

BUSINESS COMBINATIONS

         The DGCL prohibits, with certain exceptions noted below, a corporation which has securities traded on an exchange, designated on the Nasdaq Stock Market or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder, or an interested stockholder's affiliates and associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if the board of directors gives prior approval to the transaction in which the 15% ownership level is exceeded, the interested stockholder acquires at one time 85% or more of the corporation's stock (excluding those shares owned by persons who are directors and also officers as well as employee stock plans in which employees do not have a confidential right to vote), or the business combination is approved by the board of directors and authorized at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder. Although a Delaware corporation may elect, pursuant to its certificate of incorporation or bylaws, not to be governed by this provision, Ventritex's certificate of incorporation and bylaws contain no such election or other limitation on the applicability of this provision.

         The MBCA restricts certain business combination transactions with an interested shareholder for four years after such shareholder has acquired 10% of the voting power of a publicly traded corporation having 50 or more stockholders. The restrictions on business combinations do not apply if the business combination or the acquisition of shares in which the 10% ownership level was exceeded is approved before the date of such share acquisition by a committee of the board of directors of the corporation. Although permitted by the MBCA, St. Jude Medical has not elected to opt out of the business combination statute.

         Article XIII of the St. Jude Medical articles of incorporation includes a "fair price" provision which will make it more difficult for a person to stage a "two-tier" acquisition of St. Jude Medical if the second tier of the acquisition is a lower price than the first tier. A 75% shareholder vote is required to approve such a two-tier merger if it is not approved by a majority of the continuing directors. Article XIII is an attempt to assure that stockholders participating in the second "tier" will receive either the same price as received in the first-tier acquisition or a minimum price as determined under the formula contained in the fair price provision.

OTHER ANTI-TAKEOVER PROVISIONS

         The DGCL does not contain a control share acquisition statute which restricts the voting rights of a person who acquires a controlling interest in the corporation to those voting rights which are conferred by the stockholders at a meeting. The MBCA contains a control share acquisition statute.

         The MBCA provides that during any tender offer, a publicly-held corporation may not enter into or amend an agreement (whether or not subject to contingencies) that increases the current or future compensation of any officer or director. The DGCL has no equivalent provisions. In addition, under the MBCA, a publicly-held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% stockholder for more than the market value unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% stockholder and to all holders of any class or series into which such securities may be converted. The DGCL has no equivalent provision.

         Ventritex currently has a shareholder rights plan in place. Shareholder rights plans generally have certain anti-takeover effects, including the ability to cause substantial dilution to any person or group that attempts to acquire a company on terms not approved by the board of directors of such company. As discussed above under "Description of St. Jude Medical Common Stock-Rights Plan," St. Jude Medical's rights plan expired on April 7, 1997 and, accordingly, the shares of St. Jude Medical Common Stock to be issued in exchange for Ventritex Common Stock in the Merger will not have preferred stock purchase rights attached.

                                 LEGAL MATTERS

         The validity of the shares of St. Jude Medical Common Stock to be issued in connection with the Merger will be passed upon for St. Jude Medical by Kevin T. O'Malley, Esq., St. Jude Medical's Vice President and General Counsel.

                                     EXPERTS

         The consolidated financial statements and schedules of St. Jude Medical at December 31, 1996 and 1995 and for the three years in the period ended December 31, 1996 incorporated by reference in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements and schedules of Ventritex at June 30, 1996 and 1995 and for the three years in the period ended June 30, 1996 incorporated by reference in this Proxy Statement/Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The combined statements of assets, liabilities and parent investment of the Telectronics Group of Pacific Dunlop Limited (the acquired business as described in Note 1 to such combined financial statements) as of June 30, 1996 and 1995, and the related statements of revenues and direct operating expenses and changes in parent investment for the years then ended, have been incorporated by reference in this Proxy Statement/Prospectus in reliance upon the report of KPMG, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG covering such combined financial statements contains explanatory paragraphs stating that the (i) combined financial statements presented are pursuant to an agreement with St. Jude Medical and are not intended to be a complete presentation of an existing entity's financial position or results of operations, and (ii) management of the Telectronics Group has not presented combined statements of cash flows, which results in an incomplete presentation.

                                                                         ANNEX A

--------------------------------------------------------------------------------


                         Agreement And Plan Of Merger

                                    Among

                               Ventritex, Inc.
                            St. Jude Medical, Inc.
                                     And
                               Pacesetter, Inc.



--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

ARTICLE 1

THE MERGER.................................................................  1
      SECTION 1.2.   Effective Time........................................  1
      SECTION 1.3.   Closing of the Merger.................................  1
      SECTION 1.4.   Effects of the Merger.................................  1
      SECTION 1.5.   Certificate of Incorporation and Bylaws...............  2
      SECTION 1.6.   Directors.............................................  2
      SECTION 1.7.   Officers..............................................  2
      SECTION 1.8.   Conversion of Shares..................................  2
      SECTION 1.9.   Exchange of Certificates..............................  2
      SECTION 1.10.  Stock Options.........................................  4

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY..............................  5
      SECTION 2.1.   Organization and Qualification; Subsidiaries..........  5
      SECTION 2.2.   Capitalization of the Company and its Subsidiaries....  6
      SECTION 2.3.   Authority Relative to this Agreement..................  6
      SECTION 2.4.   SEC Reports; Financial Statements.....................  7
      SECTION 2.5.   Information Supplied..................................  7
      SECTION 2.6.   Consents and Approvals; No Violations.................  8
      SECTION 2.7.   No Default............................................  8
      SECTION 2.8.   No Undisclosed Liabilities; Absence of Changes........  8
      SECTION 2.9.   Litigation............................................  9
      SECTION 2.10.  Compliance with Applicable Law........................  9
      SECTION 2.11.  Employee Plans........................................  9
      SECTION 2.12.  Environmental Laws and Regulations.................... 10
      SECTION 2.13.  Tax Matters........................................... 11
      SECTION 2.14.  Intangible Property................................... 12
      SECTION 2.15.  Opinion of Financial Advisor.......................... 12
      SECTION 2.16.  Brokers............................................... 12
      SECTION 2.17.  Accounting Matters.................................... 13
      SECTION 2.18.  Material Contracts.................................... 13
      SECTION 2.19.  Products.............................................. 13
      SECTION 2.20.  Amendment to Rights Agreement......................... 14

ARTICLE 3

REPRESENTATIONS AND WARRANTIES
OF PARENT AND ACQUISITION.................................................. 14
      SECTION 3.1.   Organization.......................................... 14
      SECTION 3.2.   Capitalization of Parent and its Subsidiaries......... 15
      SECTION 3.3.   Authority Relative to this Agreement.................. 15
      SECTION 3.4.   SEC Reports; Financial Statements..................... 15
      SECTION 3.5.   Information Supplied.................................. 16



                                     A-1-i

      SECTION 3.6.   Consents and Approvals; No Violations................. 16
      SECTION 3.7.   No Default............................................ 17
      SECTION 3.8.   No Undisclosed Liabilities; Absence of Changes........ 17
      SECTION 3.9.   Litigation............................................ 17
      SECTION 3.10.  Compliance with Applicable Law........................ 18
      SECTION 3.11.  Tax Matters........................................... 18
      SECTION 3.12.  Products.............................................. 18
      SECTION 3.13.  Intangible Property................................... 18
      SECTION 3.14.  Brokers............................................... 19
      SECTION 3.15.  Accounting Matters.................................... 19
      SECTION 3.16.  Telectronics Agreements............................... 19
      SECTION 3.17.  Medtronic Agreement................................... 19

ARTICLE 4

COVENANTS.................................................................. 19
      SECTION 4.1.   Conduct of Business of the Company and Parent......... 19
      SECTION 4.2.   Preparation of S-4 and the Proxy Statement............ 22
      SECTION 4.3.   No Solicitation....................................... 22
      SECTION 4.4.   Intentionally omitted................................. 23
      SECTION 4.5.   Stockholder Meeting................................... 23
      SECTION 4.6.   Access to Information................................. 23
      SECTION 4.7.   Additional Agreements; Best Efforts................... 24
      SECTION 4.9.   Public Announcements.................................. 25
      SECTION 4.10.  Indemnification; Directors' and Officers' Insurance... 25
      SECTION 4.11.  Notification of Certain Matters....................... 26
      SECTION 4.12.  Pooling............................................... 26
      SECTION 4.13.  Tax-Free Reorganization Treatment..................... 27
      SECTION 4.14.  Employee Matters...................................... 27
      SECTION 4.15.  Company Affiliates.................................... 27
      SECTION 4.16.  SEC Filings........................................... 27
      SECTION 4.17.  Guarantee of Performance.............................. 28

ARTICLE 5

CONDITIONS TO CONSUMMATION OF THE MERGER
 ........................................................................... 28
     SECTION 5.1.   Conditions to Each Party's Obligations to
                    Effect the Merger...................................... 28
     SECTION 5.2.   Conditions to the Obligations of the Company........... 28
     SECTION 5.3.   Conditions to the Obligations of Parent and Acquisition 30

ARTICLE 6

TERMINATION; AMENDMENT; WAIVER............................................. 30
      SECTION 6.1.   Termination........................................... 30
      SECTION 6.2.   Effect of Termination................................. 31
      SECTION 6.3.   Fees and Expenses..................................... 31
      SECTION 6.4.   Amendment............................................. 32



                                     A-1-ii

      SECTION 6.5.   Extension; Waiver..................................... 32

ARTICLE 7

MISCELLANEOUS.............................................................. 32
      SECTION 7.1.   Nonsurvival of Representations and Warranties......... 32
      SECTION 7.2.   Entire Agreement; Assignment.......................... 32
      SECTION 7.3.   Validity.............................................. 33
      SECTION 7.4.   Notices............................................... 33
      SECTION 7.5.   Governing Law......................................... 33
      SECTION 7.6.   Descriptive Headings.................................. 33
      SECTION 7.7.   Parties in Interest................................... 33
      SECTION 7.8.   Severability.......................................... 34
      SECTION 7.9.   Specific Performance.................................. 34
      SECTION 7.10.  Subsidiaries.......................................... 34
      SECTION 7.11.  Counterparts.......................................... 34




                                     A-1-iii

                         AGREEMENT AND PLAN OF MERGER


            THIS AGREEMENT AND PLAN OF MERGER, dated as of October 23, 1996, is among VENTRITEX, INC.,a Delaware corporation (the "Company"), ST. JUDE MEDICAL, INC., a Minnesota corporation ("Parent"), and PACESETTER, INC., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Acquisition").

            WHEREAS, the Boards of Directors of the Company, Parent and Acquisition each have, in light of and subject to the terms and conditions set forth herein, (i) determined that the Merger (as defined in Section 1.1) is fair to their respective stockholders and in the best interests of such stockholders and (ii) approved the Merger in accordance with this Agreement;

            WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

            WHEREAS, it is intended that the Merger shall be recorded for accounting purposes as a "pooling-of-interests".

            NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:


                                  ARTICLE 1

                                  THE MERGER

            SECTION 1.1. The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), the Company shall be merged with and into Acquisition (the "Merger"). Following the Merger, Acquisition shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of the Company shall cease.

            SECTION 1.2. Effective Time. Subject to the provisions of this Agreement, Parent, Acquisition and the Company shall cause the Merger to be consummated by filing an appropriate Certificate of Merger or other appropriate documents (the"Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, as soon as practicable on or after the Closing Date (as defined in Section 1.3). The Merger shall become effective upon such filing or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

            SECTION 1.3. Closing of the Merger. The closing of the Merger (the "Closing") will take place at a time and on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article 5, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions (the "Closing Date"), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another time, date or place is agreed to in writing by the parties hereto.

            SECTION 1.4. Effects of the Merger. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the


                                     A-1-1
properties, rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

            SECTION 1.5. Certificate of Incorporation and Bylaws. The certificate of incorporation of Acquisition in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law. The bylaws of Acquisition in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

            SECTION 1.6. Directors. The directors of Acquisition at the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected or appointed and qualified.

            SECTION 1.7. Officers. The officers of Acquisition at the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until such officer's successor is duly elected or appointed and qualified. The officers of the Company at the Effective Time shall be the initial officers of the Ventritex division of the Surviving Corporation, each to hold such position in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until such person's successor is duly appointed and qualified.

            SECTION 1.8.  Conversion of Shares.

            (a) At the Effective Time, each share of common stock, par value $0.001 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (individually a "Share" and collectively, the Shares") (other than Shares held by Parent, Acquisition or any other subsidiary of Parent) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be converted into and shall become exchangeable for 0.6 of a fully paid and nonassessable share of common stock, par value $0.10 per share, of Parent ("Parent Common Stock") (the "Exchange Ratio"). If between the date of this Agreement and the Effective Time the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the amount of shares of Parent Common Stock constituting the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar transaction.

            (b) At the Effective Time, each outstanding share of the common stock, par value $1.00 per share, of Acquisition shall remain outstanding as one share of common stock, par value $1.00 per share, of the Surviving Corporation.

            (c) At the Effective Time, each Share held by Parent, Acquisition or any subsidiary of Parent or Acquisition immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be canceled, retired and cease to exist and no payment shall be made with respect thereto.

            (d) In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Shares in connection with the Merger.

            SECTION 1.9.  Exchange of Certificates.

            (a) As of the Effective Time, Parent shall make available to American Stock Transfer & Trust Company (the "Exchange Agent"), for the benefit of the holders of Shares, for exchange in accordance


                                     A-1-2
with this Article 1, through the Exchange Agent: (i) certificates representing the appropriate number of shares of Parent Common Stock issuable pursuant to
Section 1.8 in exchange for outstanding Shares and (ii) cash to be paid in lieu of fractional shares of Parent Common Stock pursuant to Section 1.9(f) (such shares of Parent Common Stock and such cash are hereinafter referred to as the "Exchange Fund").

            (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") whose Shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.8: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent and Acquisition, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock and, if applicable, a check representing the cash consideration to which such holder may be entitled pursuant to Section 1.9(f) on account of a fractional share of Parent Common Stock, which such holder has the right to receive pursuant to the provisions of this Article 1, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.9, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Section 1.9. Holders of unsurrendered Certificates shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Certificates, regardless of whether such holders have exchanged their Certificates.

            (c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.9(f) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.9(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

            (d) In the event that any Certificate for Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and cash in lieu of fractional shares, if any, as may be required pursuant to this Agreement; provided, however, that Parent may, in its discretion, require the delivery of a suitable bond or indemnity.

            (e) All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.9(c) or 1.9(f)) shall be


                                     A-1-3
deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

            (f) No fractions of a share of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a fraction of a share of Parent Common Stock shall, upon surrender of his or her Certificate or Certificates, be entitled to receive an amount of cash (without interest) determined by multiplying the average closing price for Parent Common Stock as reported on the Nasdaq Stock Market (or any subsequent national securities exchange on which shares of Parent Common Stock are listed for trading) for the five trading days immediately preceding the date of the meeting of the Company's stockholders held in connection with the Merger by the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems which would otherwise be caused by the issuance of fractional shares.

            (g) Any portion of the Exchange Fund which remains undistributed to the stockholders of the Company for six months after the Effective Time shall be delivered to Parent, upon demand, and any stockholders of the Company who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of their claim for Parent Common Stock for any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock, as the case may be.

            (h) Neither Parent nor the Company shall be liable to any holder of Shares, or Parent Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

            SECTION 1.10.  Stock Options.

            (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock (a "Company Stock Option" or, collectively, "Company Stock Options") issued pursuant to the Company's stock option plans listed on Schedule 1.10 hereto (the "Company Plans"), whether vested or unvested, shall be cancelled and, in lieu thereof, Parent shall issue to each holder of a Company Stock Option an option (each, a "Parent Option"), to acquire, on substantially the same terms and subject to substantially the same conditions as were applicable under such Company Stock Option, including, without limitation, term, exercisability, vesting schedule, status as an "incentive stock option" under Section 422 of the Code, acceleration and termination provisions, the same number of shares of Parent Common Stock as the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a price per share equal to (y) the aggregate exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Company Stock Option divided by (z) the number of full shares of Parent Common Stock deemed purchasable pursuant to such Company Stock Option; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under any of Sections 422 through 424 of the Code, the exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be adjusted, if necessary, in order to comply with Section 424 of the Code and provided, further, however, that the number of shares of Parent Common Stock that may be purchased upon exercise of any such Parent Option shall not include any fractional share and, upon exercise of the Parent Option, a cash payment shall be made for any fractional share based upon the average closing price for Parent Common Stock as reported on the Nasdaq Stock Market (or any subsequent national securities exchange on which shares of Parent Common Stock are listed for trading) for the five trading days immediately preceding the


                                     A-1-4
date of exercise. Employment with the Company shall be credited to the optionees for purposes of determining the number of vested shares of Parent Common Stock subject to exercise under converted Company Options after the Effective Time. None of the Company Stock Options that are unvested at the Effective Time shall become vested as a result of the execution and delivery of this Agreement or the consummation of the Merger.

            (b) As soon as practicable after the Effective Time, but no later than 30 days thereafter, Parent shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders' rights pursuant to the respective Company Plans and stating that the holders will receive Parent Options exercisable for shares of Parent Common Stock on substantially the same terms and conditions as their Company Stock Options (subject to the adjustments required by this Section 1.10 after giving effect to the Merger). At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Parent Options issued by it in accordance with this Section
1.10. As soon as practicable after the Effective Time, to the extent the Parent Common Stock issuable upon exercise of the Parent Options issued in accordance with this Section 1.10 has not previously been registered under the Securities Act of 1933, as amended (the "Securities Act"), then Parent shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), or another appropriate form with respect to the Parent Common Stock subject to such Parent Options, and shall use its best efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Parent Options remain outstanding.


                                  ARTICLE 2

                REPRESENTATIONS AND WARRANTIES OF THE COMPANY

            The Company hereby represents and warrants to each of Parent and Acquisition as follows:

            SECTION 2.1.  Organization and Qualification; Subsidiaries.

            (a) The Company and each of its subsidiaries (as defined in Section 7.10), is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Company Material Adverse Effect (as defined below). When used in connection with the Company or its subsidiaries, the term "Company Material Adverse Effect" means any change or effect (i) that is materially adverse to the properties, business, results of operations or financial condition of the Company and its subsidiaries, taken as whole, other than any change or effect arising out of general economic conditions or conditions generally affecting the cardiovascular medical device market or (ii) that would impair the ability of the Company to consummate the transactions contemplated hereby.

            (b) Except as set forth in Section 2.1(b) of the Disclosure Schedule previously delivered by the Company to Parent (the "Company Disclosure Schedule"), the Company has no subsidiaries and does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

            (c) Each of the Company and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.


                                     A-1-5

            (d) The Company has heretofore delivered to Parent accurate and complete copies of the certificate of incorporation and by-laws, as currently in effect, of each of the Company and each of its subsidiaries.

            SECTION 2.2.  Capitalization of the Company and its Subsidiaries.

            (a) The authorized capital stock of the Company consists of:
35,000,000 Shares, of which, as of October 15, 1996, 20,959,260 Shares were issued and outstanding, and 5,000,000 shares of preferred stock, par value $0.001 per share (the "Company Preferred Stock"), of which, as of the date hereof, none are issued and outstanding. All of the issued and outstanding Shares have been validly issued, and are fully paid, nonassessable and free of preemptive rights. As of October 15, 1996, 2,782,116 Shares were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options issued pursuant to the Company Plans, 78,813 Shares were reserved for issuance under the Company's 1991 Employee Stock Purchase Plan (the "ESPP") and 3,345,455 Shares were reserved for issuance pursuant to the conversion of the Company's 5-3/4% Convertible Subordinated Notes due August 15, 2001 (the "Convertible Notes"). The final purchase by participants under the ESPP will occur no later than the business day immediately preceding the Effective Time. The ESPP will terminate at the Effective Time. A total of 35,000 shares of Preferred Stock have been designated as Series A Participating Preferred Stock and reserved for issuance in connection with the exercise of the Rights (as defined in Section 2.20). Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, since October 15, 1996, no shares of the Company's capital stock have been issued other than pursuant to stock options already in existence on October 15, 1996, and no stock options have been granted. Except as set forth above or as set forth in Section 2.2(a) of the Company Disclosure Schedule, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company,
(iii) no options or other rights to acquire from the Company or its subsidiaries, and no obligations of the Company or its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (iv) no equity equivalents, interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (including stock appreciation rights) (collectively, "Company Securities"). There are no outstanding obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or to which it is bound relating to the voting of any shares of capital stock of the Company.

            (b) All of the outstanding capital stock of the Company's subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien (as defined below) or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law). There are no securities of the Company or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from the Company or its subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in, or any other securities of, any subsidiary of the Company. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. For purposes of this Agreement, "Lien" means, with respect to any asset (including, without limitation, any security) any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

            SECTION 2.3.  Authority Relative to this Agreement.

            (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized


                                     A-1-6
by the Board of Directors of the Company (the "Company Board") and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the then outstanding shares of Company Common Stock). This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

            (b) The Company Board has, by unanimous vote of those present, duly and validly approved, and taken all corporate actions required to be taken by the Company Board for the consummation of, the transactions, including the Merger, contemplated hereby and resolved to recommend that the stockholders of the Company approve and adopt this Agreement.

            SECTION 2.4.  SEC Reports; Financial Statements.

            (a) The Company has filed all required forms, reports and documents with the Securities and Exchange Commission (the "SEC") since January 1, 1995, each of which has complied in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each as in effect on the dates such forms, reports and documents were filed. The Company has heretofore delivered to Parent, in the form filed with the SEC (including any amendments thereto), (i) its Annual Report on Form 10-K for the fiscal year ended June 30, 1996, (ii) all definitive proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since July 1, 1995 and (iii) all other reports or registration statements filed by the Company with the SEC since January 1, 1995 (the "Company SEC Reports"). As of their respective dates, none of such Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Since June 30, 1996, except as set forth in the Company SEC Reports, there has not been any change, or any application or request for any change, by the Company or any of its subsidiaries in accounting principles, methods or policies for financial accounting or tax purposes (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

            (b) The Company has heretofore made available to Parent a complete and correct copy of any material amendments or modifications, which have not yet been filed with the SEC, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Exchange Act.

            SECTION 2.5. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in
(i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (the "S-4") will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the proxy statement relating to the meeting of the Company's stockholders to be held in connection with the Merger (the "Proxy Statement"), will, at the date mailed to stockholders and at the time of the meeting of stockholders of the Company to be held in


                                     A-1-7
connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4 or the Proxy Statement, the Company shall promptly so advise Parent and such event shall be so described, and such amendment or supplement (which Parent shall have a reasonable opportunity to review) shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company. The Proxy Statement, insofar as it relates to the meeting of the Company's stockholders to vote on the Merger, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

            SECTION 2.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the filing and recordation of the Certificate of Merger as required by the DGCL and as otherwise set forth in Section 2.6 to the Company Disclosure Schedule, no filing or registration with or notice to, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency, commission or authority (a "Governmental Entity") is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have a Company Material Adverse Effect. Except as set forth in Section 2.6 to the Company Disclosure Schedule, neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective certificate or articles of incorporation or bylaws (or similar governing documents) of the Company or any of its subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not have a Company Material Adverse Effect.

            SECTION 2.7. No Default. None of the Company or its subsidiaries is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) its certificate or articles of incorporation or bylaws (or similar governing documents), (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company, its subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults that would not have a Company Material Adverse Effect.

            SECTION 2.8. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by the Company in the Company SEC Reports, as of June 30, 1996, none of the Company or its subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which would be required by GAAP to be reflected in, reserved against or otherwise described in the consolidated balance sheet of the Company (including the notes thereto) as of such date. Except as publicly disclosed by the Company in the Company SEC Reports, since the date of the end of the period covered by the latest Company SEC Report, (i) the business of the Company and its subsidiaries has been carried on only in the ordinary and usual course, and (ii) to the


                                     A-1-8
knowledge of the Company, none of the Company or its subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and there have been no events, changes or effects with respect to the Company or its subsidiaries, which would have a Company Material Adverse Effect. For purposes of this Agreement, "knowledge of the Company" means the actual knowledge of any executive officer or member of the Company Board as listed in
Section 2.8 of the Company Disclosure Schedule.

            SECTION 2.9. Litigation. Except as publicly disclosed by the Company in the Company SEC Reports or disclosed in Section 2.9 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective properties or assets which (i) would have, individually or in the aggregate, a Company Material Adverse Effect or
(ii) as of the date hereof, questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by the Company, none of the Company or its subsidiaries is subject to any outstanding order, writ, injunction or decree which would have a Company Material Adverse Effect or would prevent or delay the consummation of the transactions contemplated hereby.

            SECTION 2.10. Compliance with Applicable Law. Except as publicly disclosed by the Company in the Company SEC Reports, the Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the conduct of their respective businesses as presently conducted (the "Company Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would not have a Company Material Adverse Effect. Except as publicly disclosed by the Company in the Company SEC Reports, the Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would have a Company Material Adverse Effect. Except as publicly disclosed by the Company in the Company SEC Reports, the businesses of the Company and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity except that no representation or warranty is made in this Section 2.10 with respect to Environmental Laws (as defined in Section 2.12(a)) and except for violations or possible violations which would not have a Company Material Adverse Effect. Except as publicly disclosed by the Company in the Company SEC Reports or as disclosed in Section 2.10 of the Company Disclosure Schedule, to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or its subsidiaries is pending or threatened, nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those which would not have a Company Material Adverse Effect.

            SECTION 2.11.  Employee Plans.

            (a) Section 2.11(a) of the Company Disclosure Schedule lists all "employee benefit plans," as defined in Section 3(3) of ERISA, and all other employee benefit plans or other benefit arrangements, including executive compensation, directors' benefit, bonus or other incentive compensation, severance and deferred compensation plans and practices which the Company or any of its subsidiaries maintains, contributes to or has any obligation to or liability for (each an "Employee Benefit Plan" and collectively, the "Employee Benefit Plans").

            (b) True, correct and complete copies or descriptions of each Employee Benefit Plan (and, where applicable, the most recent summary plan description, actuarial report, determination letter, most recent Form 5500 and trust agreement) have been delivered or made available to Parent for review prior to the date hereof.

            (c) As of the date hereof, except as disclosed on Section 2.11(c) of the Company Disclosure Schedule, (i) all material payments required to be made by or under any Employee Benefit Plan or any related trusts have been made; (ii) the Company and its subsidiaries have performed all material obligations


                                     A-1-9
required to be performed by them under any Employee Benefit Plan; (iii) the Employee Benefit Plans, have been administered in material compliance with their terms and the requirements of ERISA, the Code and other applicable laws; (iv) there are no material actions, suits, arbitrations or claims (other than routine claims for benefit) pending or threatened with respect to any Employee Benefit Plan; and (v) the Company and its subsidiaries have no material liability as a result of any "prohibited transaction" (as defined in Section 406 of ERISA and Section 4975 of the Code) for any excise tax or civil penalty.

            (d) Except as disclosed on Section 2.11(d) of the Company Disclosure, none of the Employee Benefit Plans is subject to Title IV of ERISA.

            (e) Except as set forth on Section 2.11(e) of the Company Disclosure Schedule, the Company and its subsidiaries have not incurred any unsatisfied withdrawal liability with respect to any Multiemployer Plan.

            (f) Except as set forth on Section 2.11(f) of the Company Disclosure Schedule, each of the Employee Benefit Plans which is intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so "qualified" and the Company knows of no fact which would adversely affect the qualified status of any such Employee Benefit Plan.

            (g) Except as set forth on Section 2.11(g) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment becoming due, or materially increase the amount of compensation due, to any current or former employee of the Company or any of its subsidiaries; (ii) materially increase any benefits otherwise payable under any Employee Benefit Plan; or (iii) result in the acceleration of the time of payment or vesting of any such material benefits.


            SECTION 2.12.  Environmental Laws and Regulations.

            (a) Except as publicly disclosed by the Company in the Company SEC Reports, (i) each of the Company and its subsidiaries is in compliance with all applicable federal, state and local laws and regulations relating to pollution, the protection of human health from the effects of pollution or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), except for non-compliance that would not have a Company Material Adverse Effect, which compliance includes, but is not limited to, the possession by the Company and its subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws necessary for the operation of its business as presently conducted, and compliance with the terms and conditions thereof; (ii) none of the Company or its subsidiaries has received written notice of, or, to the knowledge of the Company, is the subject of, any action, cause of action, claim, investigation, demand or notice by any person or entity alleging liability under or non-compliance with any Environmental Law (an "Environmental Claim") that would have a Company Material Adverse Effect; and
(iii) to the knowledge of the Company, there are no circumstances that are reasonably likely to prevent or interfere with such material compliance in the future.

            (b) Except as publicly disclosed by the Company in the Company SEC Reports, there are no Environmental Claims which would have a Company Material Adverse Effect that are pending or, to the knowledge of the Company, threatened against the Company or its subsidiaries or, to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law.


                                    A-1-10

            SECTION 2.13.  Tax Matters.

            (a) The Company and each of its subsidiaries has timely filed all Federal income tax returns and all other material tax returns and reports required to be filed by it. All such tax returns are complete and correct in all material respects. The Company and each of its subsidiaries has paid (or the Company has paid on its subsidiaries' behalf) all taxes shown due on such tax returns. The most recent consolidated financial statements contained in the Company SEC Reports reflect an adequate reserve for all taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof through the date of such financial statements. The Company has previously delivered to Parent copies of the Federal and California income tax returns filed by the Company for its taxable years ended in 1993, 1994 and 1995. For purposes of this Agreement, "tax" or "taxes" shall mean all taxes, charges, fees, imposts, levies, gaming or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign). "Tax returns" shall mean any report, return, document, declaration or any other information or filing required to be supplied to any taxing authority or jurisdiction (foreign or domestic) with respect to taxes, including without limitation, information returns, any document with respect to or accompanying payments or estimated taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return document, declaration or other information.

            (b) Except as disclosed on Section 2.13 of the Company Disclosure Schedule, no material deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of the Company and its subsidiaries, no requests for waivers of the time to assess any taxes are pending, and no power of attorney with respect to any taxes has been executed or filed with any taxing authority. No material issues relating to taxes have been raised in writing by the relevant taxing authority during any presently pending audit or examination. None of the Federal income tax returns of the Company or any of its subsidiaries consolidated in such tax returns has been examined by the Internal Revenue Service.

            (c) No material liens for taxes exist with respect to any assets or properties of the Company or any of its subsidiaries, except for statutory liens for taxes not yet due.

            (d) Except as disclosed on Section 2.13 of the Company Disclosure Schedule and other than with respect to contractual tax indemnity obligations of the Company and its subsidiaries involving claims for state and local taxes which are not material in amount, none of the Company or any of its subsidiaries is a party to or is bound by any tax sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to taxes (including any advance pricing agreement, closing agreement or other agreement relating to taxes with any taxing authority).

            (e) None of the Company or any of its subsidiaries has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

            (f) Except as disclosed in Section 2.13 of the Company Disclosure Schedule, there are no employment, severance or termination agreements, other compensation arrangements or Employee Benefit Plans currently in effect which provide for the payment of any amount (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement to any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in Section 280G(c) of the Code), that would be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).


                                    A-1-11

            (g) Except as disclosed in Section 2.13 of the Company Disclosure Schedule, no Federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Federal income or material state, local or foreign taxes or tax returns of the Company or any of its subsidiaries and neither the Company nor any of its subsidiaries has received a written notice of any pending audit or proceeding with regard to any federal income or material state, local or foreign taxes or tax returns of the Company or any of its subsidiaries.

            (h) Neither the Company nor any of its subsidiaries has agreed to or is required to make any adjustment under Section 481(a) of the Code.

            (i) Neither the Company nor any of its subsidiaries has (i) with regard to any assets or property held or acquired by any of them, filed a consent to the application of Section 341(f) of the Code or agreed to have
Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any of its subsidiaries or (ii) received, or filed any requests for, rulings or determinations in respect of any taxes within the last five years.

            (j) No property owned by the Company or any of its subsidiaries (i) is property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986; (ii) constitutes "tax exempt use property" within the meaning of
Section 168(h)(1) of the Code; or (iii) is "tax exempt bond financed property" within the meaning of Section 168(g) of the Code.

            (k) The Company and each of its subsidiaries are not currently, have not been within the last five years, and do not anticipate becoming a "United States real property holding company" within the meaning of Section 897(c) of the Code.

            (l)   No subsidiary of the Company owns any Shares.

            SECTION 2.14. Intangible Property. To the Company's knowledge, the Company and its subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the business of the Company and its subsidiaries as currently conducted, except for failures to own or possess adequate licenses or other valid rights to use any of the foregoing which would not have a Company Material Adverse Effect, and, except as set forth in the Company SEC Reports or Section 2.14 of the Company Disclosure Schedule, to the knowledge of the Company there are no pending assertions or claims challenging the validity of any of the foregoing which would have a Company Material Adverse Effect. Except as disclosed in Section 2.14 of the Company Disclosure Schedule, to the Company's knowledge, there are no current claims or notices that the manufacture and sale of the Company's products infringes the patents of any third party.

            SECTION 2.15. Opinion of Financial Advisor. Goldman, Sachs & Co. (the "Financial Advisor") has delivered to the Company Board its opinion to the effect that, as of the date of such opinion, the Exchange Ratio is fair to the holders of Shares, and such opinion has not been withdrawn.

            SECTION 2.16. Brokers. No broker, finder or investment banker (other than the Financial Advisor, a true and correct copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its affiliates.



                                    A-1-12

            SECTION 2.17. Accounting Matters. Neither the Company nor, to the best of its knowledge, any of its affiliates or stockholders (including the Company Affiliates), has taken or agreed to take any action that would prevent Parent from accounting for the business combination to be effected by the Merger as a "pooling-of-interests." The Company has not failed to bring to the attention of Parent any actions, or agreements or understandings, whether written or oral, to act that would be reasonably likely to prevent Parent from accounting for the Merger as a "pooling-of-interests."

            SECTION 2.18.  Material Contracts.

            (a) The Company has filed as an exhibit to an Annual Report on Form 10-K or another document filed pursuant to the Securities Act or the Exchange Act, or has delivered or otherwise made available to Parent true, correct and complete copies of all contracts and agreements to which the Company or any of its subsidiaries is a party that are required to be filed in an exhibit to an Annual Report on Form 10-K filed by the Company with the SEC as of the date of this Agreement (the "Contracts"). The Contracts include any severance or other agreement with any employee or consultant pursuant to which such person would be entitled to receive any additional compensation or an accelerated payment of compensation as a result of the consummation of the transactions contemplated hereby.

            (b) Each of the Contracts is valid and enforceable in accordance with its terms, and there is no default under any Contract so listed either by the Company or, to the knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the knowledge of the Company, any other party, in any such case in which such default or event would have a Company Material Adverse Effect.

            (c) No party to any such Contract has given notice to the Company of or made a claim against the Company with respect to any breach or default thereunder, in any such case in which such breach or default would have a Company Material Adverse Effect.

            SECTION 2.19. Products. Except as disclosed in the Company SEC
Reports:

            (a) Each of the products currently being produced or sold by the Company and its subsidiaries (i) is in compliance in all material respects with all applicable U.S. federal, state and local laws and regulations and (ii) conforms in all material respects to any promises or affirmations of fact made on the container or label for such product or in connection with its sale;

            (b) To the knowledge of the Company, no facts exist which would reasonably be expected to furnish a substantial basis for the recall, withdrawal or suspension by the Company or any of its subsidiaries of any such product as a result of, or in order to comply with, any U.S. federal, state or local law, regulation or rule or order of any Governmental Entity, except for such recalls, withdrawals or suspensions as would not have a Company Material Adverse Effect;

            (c) Section 2.19 of the Company Disclosure Schedule sets forth a list of all licenses and approvals granted by or pending with any Governmental Entity in any country to market any product of the Company and its subsidiaries (the "Company Product Registrations"). All products sold under the Company Product Registrations are manufactured and marketed in all material respects in accordance with the specifications and standards contained in the Company Product Registrations. The Company and its subsidiaries have the sole rights under the Company Product Registrations and such registrations are in full force and effect; and

            (d) Except as disclosed in Section 2.19 of the Company Disclosure Schedule, since January 1, 1993, there have been no statements, citations, warning letters, FDA Forms 483, or decisions by any Governmental Entity that any product produced, manufactured, marketed or distributed at any time by the


                                    A-1-13

Company or any of its subsidiaries is defective or fails to meet any applicable standards promulgated by any such Governmental Entity. Except as disclosed in
Section 2.19 of the Company Disclosure Schedule, there is no proceeding by the FDA or any other Governmental Entity, including, but not limited to, a grand jury investigation, a 405 hearing or a civil penalty proceeding, pending, or to the Company's knowledge threatened, against the Company or any of its subsidiaries, and no such proceedings have been brought at any time in the past relating to the safety or efficacy of the products of the Company and its subsidiaries and, to the Company's knowledge, there is no basis for such a proceeding.

            SECTION 2.20. Amendment to Rights Agreement. The Company Board has taken all necessary action to amend the Rights Agreement, dated as of August 16, 1994, as amended, between the Company and Chemical Trust Company of California, as Rights Agent (the "Rights Agreement") so that none of the execution or delivery of this Agreement, the exchange of Parent Common Stock for the Shares in accordance with Article I, or any other transaction contemplated hereby will cause (i) the rights (the "Rights") issued pursuant to the Rights Agreement to become exercisable under the Rights Agreement, (ii) Parent or Acquisition to be deemed an "Acquiring Person" (as defined in the Rights Agreement), or (iii) the "Shares Acquisition Date" (as defined in the Rights Agreement) to occur upon any such event. The "Expiration Date" (as defined in the Rights Agreement) of the Rights shall occur immediately prior to the Effective Time.


                                  ARTICLE 3

                        REPRESENTATIONS AND WARRANTIES
                          OF PARENT AND ACQUISITION

            Parent and Acquisition hereby represent and warrant to the Company as follows:

            SECTION 3.1.  Organization.

            (a) Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a Parent Material Adverse Effect (as defined below). When used in connection with Parent or Acquisition, the term "Parent Material Adverse Effect" means any change or effect that is (i) materially adverse to the properties, business, results of operations or financial condition of Parent and its subsidiaries, taken as a whole, other than any change or effect arising out of general economic conditions unrelated to any businesses in which Parent and its subsidiaries are engaged or (ii) that would impair the ability of Parent and/or Acquisition to consummate the transactions contemplated hereby. The parties acknowledge and agree that a decrease in the market value of the Parent Common Stock will not, in and of itself, constitute a Parent Material Adverse Effect.

            (b) Except as set forth in Section 3.1(b) of the Disclosure Schedule previously delivered by Parent to the Company (the "Parent Disclosure Schedule"), Parent has no subsidiaries and does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

            (c) Each of Parent and its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Parent Material Adverse Effect.



                                    A-1-14

            (d) Parent has heretofore delivered to the Company accurate and complete copies of the articles of incorporation and by-laws, as currently in effect, of Parent.

            SECTION 3.2.  Capitalization of Parent and its Subsidiaries.

            (a) The authorized capital stock of Parent consists of (i) 250,000,000 shares of Parent Common Stock, of which, as of September 30, 1996, 80,976,337 shares of Parent Common Stock were issued and outstanding, and (ii) 25,000,000 shares of preferred stock, $.01 par value per share, of which, as of the date hereof, none are issued and outstanding. All of the shares of Parent Common Stock have been validly issued, and are fully paid, nonassessable and free of preemptive rights. As of September 30, 1996, 5,155,986 shares of Parent Common Stock were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding options and 494,442 shares of Parent Common Stock were reserved for issuance in connection with Parent's employee stock purchase savings plan. Except as set forth in Section
3.2 of the Parent Disclosure Schedule since September 30, 1996, no shares of Parent's capital stock have been issued other than pursuant to stock options already in existence on September 30, 1996, and no stock options have been granted. Except as set forth above or as described in Section 3.2 of the Parent Disclosure Schedule, as of the date hereof, there are outstanding (i) no shares of capital stock or other voting securities of Parent, (ii) no securities of Parent or its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent, (iii) no options or other rights to acquire from Parent or its subsidiaries, and no obligations of Parent or its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, and (iv) no equity equivalents, interests in the ownership or earnings of Parent or its subsidiaries or other similar rights (including stock appreciation rights) (collectively, "Parent Securities"). There are no outstanding obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Except as set forth in
Section 3.2 of the Parent Disclosure Schedule, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent is a party or to which it is bound relating to the voting of any shares of capital stock of Parent.

            (b) All of the outstanding capital stock of Parent's subsidiaries (including Acquisition) is owned by Parent, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same, except as may be provided as a matter of law). There are no securities of Parent or its subsidiaries convertible into or exchangeable for, no options or other rights to acquire from Parent or its subsidiaries, and no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any capital stock or other ownership interests in, or any other securities of, any subsidiary of Parent. There are no outstanding contractual obligations of Parent or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of Parent.

            SECTION 3.3. Authority Relative to this Agreement. Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole stockholder of Acquisition, and no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes a valid, legal and binding agreement of each of Parent and Acquisition, enforceable against each of Parent and Acquisition in accordance with its terms, subject to the Bankruptcy and Equity Exception.

            SECTION 3.4.  SEC Reports; Financial Statements.

            (a) Parent has filed all required forms, reports and documents with the SEC since January 1, 1995, each of which has complied in all material respects with all applicable requirements of the


                                    A-1-15

Securities Act and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. Parent has heretofore delivered to the Company, in the form filed with the SEC (including any amendments thereto), (i) its Annual Reports on Form 10-K for the fiscal year ended December 31, 1995,
(ii) all definitive proxy statements relating to Parent's meetings of stockholders (whether annual or special) held since January 1, 1996 and (iii) all other reports or registration statements filed by Parent with the SEC since January 1, 1995 (the "Parent SEC Reports"). As of their respective dates, none of such Parent SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments). Since December 31, 1995, except as set forth in the Parent SEC Reports, there has not been any change, or any application or request for any change, by Parent or any of its subsidiaries in accounting principles, methods or policies for financial accounting or tax purposes.

            (b) Parent has heretofore made available to the Company a complete and correct copy of any material amendments or modifications, which have not yet been filed with the SEC, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Exchange Act.

            SECTION 3.5. Information Supplied. None of the information supplied or to be supplied by Parent or Acquisition for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and
(ii) the Proxy Statement will, at the date mailed to stockholders and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Parent, its officers and directors or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the S-4 or the Proxy Statement, Parent shall promptly so advise the Company and such event shall be so described, and such amendment or supplement (which the Company shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

            SECTION 3.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, the filing and recordation of the Certificate of Merger as required by the DGCL and as otherwise set forth in Section 3.6 to the Parent Disclosure Schedule, no filing or registration with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have a Parent Material Adverse Effect. Except as set forth in Section 3.6 of the Parent Disclosure Schedule, neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of Parent or Acquisition or any of Parent's subsidiaries, (ii) result in a violation


                                    A-1-16
or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition or any of Parent's subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (iii) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent's subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults which would not have a Parent Material Adverse Effect.

            SECTION 3.7. No Default. None of the Parent or its subsidiaries is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) its certificate or articles of incorporation or bylaws (or similar governing documents), (ii) any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is now a party or by which any of them or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent, its subsidiaries or any of their respective properties or assets, except in the case of (ii) or (iii) for violations, breaches or defaults that would not have a Parent Material Adverse Effect.

            SECTION 3.8. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by Parent in the Parent SEC Reports, as of June 30, 1996, none of Parent or its subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which would be required by GAAP to be reflected in, reserved against or otherwise described in the consolidated balance sheet of Parent (including the notes thereto) as of such date. Except as publicly disclosed by Parent in the Parent SEC Reports and except for the execution by Parent, Acquisition and certain affiliates of Parent of that certain Asset Purchase Agreement (United States), dated as of September 24, 1996, among Acquisition, Telectronics Pacing Systems, Inc. and TPLC, Inc., the International Purchase Agreements referred to in such Asset Purchase Agreement (United States) and the other agreements to be executed pursuant to such Asset Purchase Agreement (United States) and International Purchase Agreements (collectively, the "Telectronics Agreements"), since the date of the end of the period covered by the latest Parent SEC Report, (i) the business of Parent and its subsidiaries has been carried on only in the ordinary and usual course, and (ii) to the knowledge of Parent, none of Parent or its subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, which would have, and there have been no events, changes or effects with respect to Parent or its subsidiaries which would have, a Parent Material Adverse Effect. For purposes of this Agreement, "knowledge of the Parent" means the actual knowledge of any executive officer or member of the Board of Directors of the Parent as listed in Section 3.8 of the Parent Disclosure Schedule.

            SECTION 3.9. Litigation. Except as publicly disclosed by Parent in the Company SEC Reports or disclosed in Section 3.9 of the Parent Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or any of their respective properties or assets which (i) would have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) as of the date hereof, questions the validity of this Agreement or any action to be taken by Parent in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by Parent, none of Parent or its subsidiaries is subject to any outstanding order, writ, injunction or decree which would have a Parent Material Adverse Effect or would prevent or delay the consummation of the transactions contemplated hereby.


                                    A-1-17

            SECTION 3.10. Compliance with Applicable Law. Except as publicly disclosed by Parent in the Parent SEC Reports, Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the conduct of their respective businesses as presently conducted (the "Parent Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which would have a Parent Material Adverse Effect. Except as publicly disclosed by Parent in the Parent SEC Reports, Parent and its subsidiaries are in compliance with the terms of the Parent Permits, except where the failure so to comply would not have a Parent Material Adverse Effect. Except as publicly disclosed by Parent in the Parent SEC Reports, the businesses of Parent and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for violations or possible violations which would not have a Parent Material Adverse Effect. Except as publicly disclosed by Parent in the Parent SEC Reports, to the knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or its subsidiaries is pending or threatened, nor, to the knowledge of Parent, has any Governmental Entity indicated an intention to conduct the same, other than, in each case, those which would not have a Parent Material Adverse Effect.

            SECTION 3.11. Tax Matters. Neither Parent nor any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

            SECTION 3.12. Products. Except as disclosed in the Parent SEC Reports and except for the products to be acquired pursuant to the Telectronics Agreements, as to which no representation or warranty is being made hereunder:

            (a) Each of the products currently being produced or sold by Parent and its subsidiaries (i) is in compliance in all material respects with all applicable U.S. federal, state and local laws and regulations and (ii) conforms in all material respects to any promises or affirmations of fact made on the container or label for such product or in connection with its sale;

            (b) To the knowledge of Parent, no facts exist which would reasonably be expected to furnish a substantial basis for the recall, withdrawal or suspension by Parent or any of its subsidiaries of any such product as a result of, or in order to comply with, any U.S. federal, state or local law, regulation or rule or order of any Governmental Entity, except for such recalls, withdrawals or suspensions as would not have a Parent Material Adverse Effect;

            (c) All products sold under all licenses and approvals granted by or pending with any Governmental Entity in any country to market any product of Parent and it subsidiaries (the "Parent Product Registrations") are manufactured and marketed in all material respects in accordance with the specifications and standards contained in the Parent Product Registrations. Parent and its subsidiaries have the sole rights under the Parent Product Registrations in the United States and such registrations are in full force and effect; and

            (d) As of the date hereof, there are no pending and unsatisfied statements, citations, warning letters, FDA Forms 483, or decisions by any United States Governmental Entity that any product produced, manufactured, marketed or distributed by Parent or any of its subsidiaries is defective or fails to meet any applicable standards promulgated by any such United States Governmental Entity. There is no proceeding by the FDA or any other United States Governmental Agency, including, but not limited to, a grand jury investigation, a 405 hearing or a civil penalty proceeding, pending, or to Parent's knowledge threatened, against Parent or any of its subsidiaries, relating to the safety or efficacy of the products of Parent and its subsidiaries and, to Parent's knowledge, there is no basis for such a proceeding.

            SECTION 3.13. Intangible Property. To Parent's knowledge, Parent and its subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, copyrights, service marks, trade secrets, applications for trademarks and for


                                     A-1-18
service marks, know-how and other proprietary rights and information used or held for use in connection with the business of Parent and its subsidiaries as currently conducted, except for failures to own or possess adequate licenses or other valid rights to use any of the foregoing which would not have a Parent Material Adverse Effect, and, except as set forth in the Parent SEC Reports or
Section 3.13 of the Parent Disclosure Schedule, to the knowledge of Parent there are no pending assertions or claims challenging the validity of any of the foregoing which would have a Parent Material Adverse Effect. Except as disclosed in Section 3.13 of the Parent Disclosure Schedule, to Parent's knowledge, there are no pending claims or notices that the manufacture and sale of Parent's products infringes the patents of any third party.

            SECTION 3.14. Brokers. No broker, finder or investment banker (other than CS First Boston) is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Acquisition or any of their affiliates.

            SECTION 3.15. Accounting Matters. Neither Parent nor, to the best of its knowledge, any of its affiliates, has taken or agreed to take any action that would prevent Parent from accounting for the business combination to be effected by the Merger as a "pooling-of-interests." Parent has not failed to bring to the attention of the Company any actions, or agreements or understandings, whether written or oral, to act that would be reasonably likely to prevent Parent from accounting for the Merger as a "pooling-of-interests."

            SECTION 3.16. Telectronics Agreements. Parent has furnished to counsel to the Company true, complete and correct copies of all Telectronics Agreements in effect as of the date of this Agreement and any written documents, instruments or other arrangements executed by the parties thereto in connection therewith.

            SECTION 3.17. Medtronic Agreement. The License Agreement, dated August 26, 1992, between Medtronic Inc. and Siemens AG as assigned to Parent on August 23, 1994 is in full force and effect and will not by its terms terminate by reason of the Merger.


                                  ARTICLE 4

                                  COVENANTS

            SECTION 4.1.  Conduct of Business of the Company and Parent.

            (a) Except as contemplated by this Agreement or Section 4.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company will, and will cause each of its subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, seek to keep available the service of its current officers and employees and seek to preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent, which consent shall not be unreasonably withheld:

                      (i) amend its certificate of incorporation or bylaws (or other similar governing instrument);

                     (ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents


                                    A-1-19

      (including, without limitation, any stock options or stock appreciation rights), except for the sale of up to 78,813 shares of Company Common Stock to employees under the ESPP, the issuance of shares of Company Common Stock pursuant to the conversion of the Convertible Notes in accordance with the terms thereof and the issuance or sale of shares of Company Common Stock pursuant to outstanding options granted prior to the date hereof under the Company Plans (in each case, in the ordinary course of business and consistent with past practice);

                    (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such, or, except as set forth in Section 4.1(c) below, redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

                     (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

                      (v) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary in a manner that would have a Company Material Adverse Effect;

                     (vi) (A) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business and in amounts not material to the Company and its subsidiaries taken as a whole; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice and in amounts not material to the Company and its subsidiaries, taken as a whole, and except for obligations of the wholly owned subsidiaries of the Company; (C) make any loans, advances or capital contributions to, or investments in, any other person (other than to the wholly owned subsidiaries of the Company or customary loans or advances to employees in the ordinary course of business consistent with past practice and in amounts not material to the maker of such loan or advance); (D) pledge or otherwise encumber shares of capital stock of the Company or its subsidiaries; or (E) mortgage or pledge any of its material assets, tangible or intangible, or create, grant or incur any material Lien thereupon;

                    (vii) except as may be required by law or as contemplated by this Agreement, enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option (except for normal grants to newly hired or current employees, consistent with past practice), stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company, and as required under existing agreements or in the ordinary course of business generally consistent with past practice) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units);

                   (viii) acquire, sell, lease or dispose of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries taken as


                                    A-1-20
      a whole, enter into any commitment or transaction outside the ordinary course of business or grant any exclusive distribution rights;

                     (ix) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it;

                      (x) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business or as required by generally accepted accounting principles;

                     (xi) (A) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein; (B) enter into any contract or agreement, other than in the ordinary course of business or amend in any material respect any of the Contracts or the agreements referred to in Section 2.18; (C) authorize any new capital expenditure or expenditures which, individually, is in excess of $500,000 or, in the aggregate, are in excess of $5 million; provided, that none of the foregoing shall limit any capital expenditure already included in the Company's fiscal 1996 or fiscal 1997 capital expenditure budget provided to Parent prior to the date hereof; or (D) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited hereunder;

                    (xii) make or revoke any tax election or settle or compromise any tax liability in a manner that involves the payment of a sum of money in excess of $100,000 or change (or make a request to any taxing authority to change) any material aspect of its method of accounting for tax purposes;

                   (xiii) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its subsidiaries or incurred in the ordinary course of business consistent with past practice;

                    (xiv) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby in a manner that involves the payment of a sum of money in excess of $100,000 or that imposes material non-monetary obligations on the Company; or

                     (xv) take, propose to take, or agree in writing or otherwise to take, any of the actions described above or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect in any material respect.

            (b) Except as otherwise expressly provided in this Agreement, prior to the Effective Time, neither Parent nor any of its subsidiaries will, without the prior written consent of the Company, which consent shall not be unreasonably withheld:

                      (i) amend its certificate of incorporation or bylaws (or other similar governing instrument);

                     (ii) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents, except for the sale of shares of Parent Common Stock to employees under the Parent's employee stock purchase savings plan, the issuance of shares of Parent Common Stock pursuant to outstanding options granted prior to the date hereof under the Parent's employee stock option plans and the grant of options after


                                     A-1-21
      the date hereof (and the issuance of shares pursuant thereto) pursuant to such plans (in each case, in the ordinary course of business and consistent with past practice);

                    (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (other than in respect of periodic regular cash dividends), make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

                     (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its subsidiaries (other than the Merger);

                      (v) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any subsidiary in a manner that would have a Parent Material Adverse Effect;

                     (vi) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it; or

                    (vii) take, propose to take, or agree in writing or otherwise to take, any of the actions described above or any actions which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect in any material respect.

            (c) Notwithstanding the provisions of Section 4.1(a) hereof, following the public announcement of the execution of this Agreement and prior to the Effective Time, the Company shall repurchase in open market transactions 200,000 shares of Company Common Stock outstanding on the date hereof.

            SECTION 4.2. Preparation of S-4 and the Proxy Statement. The Company will, as promptly as practicable, prepare and file with the SEC the Proxy Statement in connection with the vote of the stockholders of the Company with respect to the Merger. Parent will, as promptly as practicable, prepare, following receipt of notification from the SEC that it has no further comments on the Proxy Statement, and file with the SEC the S-4, containing a proxy statement/prospectus and form of proxy, in connection with the registration under the Securities Act of the shares of Parent Common Stock issuable upon conversion of the Shares and the other transactions contemplated hereby. Parent and the Company will, and will cause their accountants and lawyers to, use all reasonable best efforts to have or cause the S-4 declared effective as promptly as practicable, including, without limitation, causing their accountants to deliver necessary or required instruments such as opinions, consents and certificates, and will take any other action required or necessary to be taken under federal or state securities laws or otherwise in connection with the registration process. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders at the earliest practicable date.

            SECTION 4.3.  No Solicitation.

            (a) Until the earlier of the Effective Time or the termination of this Agreement, the Company agrees that neither it nor any of its subsidiaries, nor any of the officers, directors or employees of it or its subsidiaries shall, and it shall direct and use its best efforts to cause its and its subsidiaries' representatives and agents (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries), not to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action knowingly to


                                    A-1-22
facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal; provided, however, that nothing in this Agreement shall prohibit the Company Board from (i) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or (ii) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited Acquisition Proposal after the date of this Agreement, if, in the case referred to in clause (ii) above, the Company Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is likely to be required for the Company Board to comply with its fiduciary duties to stockholders under applicable law and, prior to taking such action, the Company receives from such person or entity an executed confidentiality agreement in reasonably customary form. For purposes of this Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated by this Agreement) involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction;
(x) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (y) any tender offer or exchange offer for 20 percent or more of the outstanding shares of Company Common Stock or the filing of a registration statement under the Securities Act in connection therewith; or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

            (b) Except as set forth in this Section 4.3(b), the Company Board shall not (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that it is necessary to do so in order to comply with its fiduciary duties to stockholders under applicable law, the Company Board may approve or recommend a Superior Proposal (as defined below) or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only (i) after providing reasonable written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (ii) if Parent does not make within 48 hours of Parent's receipt of the Notice of Superior Proposal, an offer which the Company Board, after consultation with its financial advisors, determines is superior to such Superior Proposal. For purposes of this Agreement, a "Superior Proposal" means any bona fide Acquisition Proposal that the Company Board determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Merger.

            SECTION 4.4.  Intentionally omitted.

            SECTION 4.5. Stockholder Meeting. The Company shall call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon this Agreement and related matters. The Company will, through the Company Board recommend to its stockholders approval of such matters; provided, however, that the Company Board may withdraw its recommendation if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of independent legal counsel, that it is necessary to do so to comply with its fiduciary duties to stockholders under applicable law.

            SECTION 4.6.  Access to Information.

            (a) Between the date hereof and the Effective Time, upon reasonable notice and except as may be otherwise required by applicable law, each party (for these purposes, Parent and Acquisition shall be


                                    A-1-23
deemed to be one party) will give to the other party and the other party's authorized representatives reasonable access during normal business hours to its employees, plants, offices, warehouses and other facilities and to all of its books and records, will permit the other party to make such inspections as the other party may reasonably require and will cause its officers and those of its subsidiaries to furnish the other party with such financial and operating data and other information with respect to its business, properties and personnel as the other party may from time to time reasonably request, provided that no investigation pursuant to this Section 4.6(a) shall affect or be deemed to modify any of the representations or warranties made herein and provided, further, that the foregoing shall not require either party to permit any inspection, or to disclose any information, that in its reasonable judgment would result in the violation of any of its obligations to a third party with respect to confidentiality if it shall have used best efforts to obtain the consent of such third party to such inspection or disclosure.

            (b) Between the date hereof and the Effective Time, the Company shall furnish to Parent and Acquisition within five business days after the delivery thereof to management, such monthly financial statements and data as are regularly prepared for distribution to Company management. At the earliest time they are available, each party shall furnish to the other party such quarterly and annual financial statements as are prepared for its SEC filings, which shall be in accordance with its books and records.

            (c) Parent will furnish to counsel to the Company true, complete and correct copies of all Telectronics Agreements (and any written documents, instruments or other arrangements executed by the parties thereto in connection therewith) executed following the date hereof and on or prior to the Effective Time.

            (d) Each party will hold and will cause its consultants and advisors to hold in confidence all documents and information concerning the other party furnished to it in connection with the transactions contemplated by this Agreement pursuant to the terms of the Confidentiality Agreements entered into between the Company and Parent dated August 30, 1996.

            SECTION 4.7. Additional Agreements; Best Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Telectronics Agreements as soon as practicable, including, without limitation, (i) cooperation in the preparation and filing of the Proxy Statement and the S-4 and any amendments to any thereof; (ii) the taking of all action necessary, proper or advisable to secure any necessary consents of all third parties and Governmental Entities; (iii) contesting and resisting any legal proceeding relating to the Merger or the Telectronics Agreements and having vacated, lifted, reversed or overturned any decree, judgment or other order that restricts, prevents or prohibits the Merger or any other transaction contemplated hereby or by the Telectronics Agreements; and
(iv) the execution of any additional instruments, including the Certificate of Merger, necessary to consummate the transactions contemplated hereby. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action. Notwithstanding the provisions of this Section 4.7, except for contractual arrangements in effect on the date hereof, neither party shall be required to pay any amounts of money to third parties to secure any consent or approval or to agree to any request or requirement of any Governmental Entity that would materially impair or diminish the benefits or ownership rights expected to be derived by Parent or the Company from the transactions contemplated by this Agreement and the Telectronics Agreements.

            SECTION 4.8. Antitrust Reviews. Each party hereto will use its best efforts (a) to file with the US Department of Justice and US Federal Trade Commission, as soon as practicable after the date hereof, the Notification and Report Form under the HSR Act and any supplemental information or material requested pursuant to the HSR Act, and (b) to comply as soon as practicable after the date hereof with any other laws of any country and the European Union under which any consent, authorization, registration, declaration or other action with respect to the transactions contemplated herein may be required. Each party hereto shall furnish to


                                    A-1-24
the other such information and assistance as the other may reasonably request in connection with any filing or other act undertaken in compliance with the HSR Act or other such laws, and shall keep each other timely apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entity under the HSR Act or other such laws.

            SECTION 4.9. Public Announcements. Each of Parent, Acquisition and the Company will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, including, without limitation, the Merger, and shall not issue any such press release or make any such public statement or any filing with any third party or Governmental Entity prior to such consultation.

            SECTION 4.10.  Indemnification; Directors' and Officers' Insurance.

            (a) Indemnification. From and after the Effective Time, Parent shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any subsidiary thereof (each an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, expenses and costs (including reasonable attorneys' fees and expenses), claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time and whether asserted or claimed prior to, at or after the Effective Time that are in whole or in part (i) based on, or arising out of the fact that such person is or was a director, officer or employee of the Company or one or more of its subsidiaries or (ii) based on, arising out of or pertaining to the transactions contemplated by this Agreement. Parent hereby agrees that any loss, expense, cost (including reasonable attorneys' fees and expenses), claims, damages or liability suffered by any director, officer or employee of the Company arising out of any claim initiated by Intermedics, Inc., Peter Dorflinger or any other officer or employee of Intermedics, Inc. shall be deemed to be a loss, expense, cost, claim, damage or liability arising out of the fact that such person is or was a director, officer or employee of the Company or one or more of its subsidiaries. In the event of any loss, expense, claim, damage or liability (whether or not arising before the Effective Time) described in the first sentence of this Section 4.10(a), (i) Parent shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to Parent, promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request reimbursement of documented expenses reasonably incurred, in either case to the extent not prohibited by the DGCL and upon receipt of any affirmation and undertaking required by the DGCL, (ii) Parent will cooperate in the defense of any such matter and (iii) any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under the DGCL and Parent's articles of incorporation or bylaws shall be made by independent counsel mutually acceptable to Parent and the Indemnified Party; provided, however, that Parent shall not be liable for any settlement effected without its written consent (which consent shall not be reasonably withheld). The Indemnified Parties as a group may retain only one law firm with respect to each related matter except to the extent there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of any two or more Indemnified Parties.

            (b) Insurance. For a period of three years after the Effective Time, Parent shall cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by the Company for the benefit of those persons who are covered by such policies at the Effective Time (or Parent may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained annually at a cost to Parent not greater than 150 percent of the premium for the current Company directors' and officers' liability insurance; provided that if such insurance cannot be so maintained or obtained at such costs, Parent shall maintain or obtain as much of such insurance as can be so maintained or obtained at a cost equal to 150 percent of the current annual premiums of the Company for such insurance.


                                    A-1-25

            (c) Successors. In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity or such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set for in this Section 4.10.

            (d) Survival of Indemnification. To the fullest extent permitted by law, from and after the Effective Time, all rights to indemnification now existing in favor of the employees, agents, directors or officers of the Company and its subsidiaries with respect to their activities as such prior to the Effective Time, as provided in the Company's certificate of incorporation or bylaws, in effect on the date thereof or otherwise in effect on the date hereof, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time.

            (e) Benefit. The provisions of this Section 4.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives.

            SECTION 4.11. Notification of Certain Matters. The Company shall give prompt notice to Parent and Acquisition, and Parent and Acquisition shall give prompt notice to the Company, of the status of matters relating to completion of the transactions contemplated hereby, including (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time,
(ii) any material failure of the Company, Parent or Acquisition, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by it or any of its subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract or agreement material to the financial condition, properties, businesses or results of operations of it and its subsidiaries taken as a whole to which it or any of its subsidiaries is a party or is subject, (iv) any notice or other communication from any third party or Governmental Entity with respect to the Merger or the other transactions contemplated hereby or alleging that the consent of such third party or Governmental Entity is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, or (v) any material adverse change in their respective financial condition, properties, businesses or results of operations, taken as a whole, other than changes resulting from general economic conditions; provided, however, that the delivery of any notice pursuant to this Section 4.11 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

            SECTION 4.12. Pooling. The Company and Parent each agrees that it will not take any action which could prevent the Merger from being accounted for as a "pooling-of-interests" for accounting purposes, and the Company will bring to the attention of Parent, and Parent will bring to the attention of the Company, any actions, or agreements or understandings, whether written or oral, that could be reasonably likely to prevent Parent from accounting for the Merger as a "pooling-of-interests." The Company and Parent shall use their best efforts to cause Ernst & Young LLP ("E&Y") to deliver to Parent and the Company a letter, addressed to the Company and Parent, stating that after appropriate review of this Agreement and based upon its familiarity with the Company and Parent, following the Merger the Company and Parent are entities that qualify as parties to a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. Each party will inform all Company Affiliates (as hereinafter defined in Section 4.15) and other relevant affiliates and employees of the parties as to those actions that should or should not be taken by such persons so that the Merger will be accounted for as a "pooling-of-interests" and will use its best efforts to cause such affiliates and persons employed by it to take or not take such actions as either party may be informed by any Governmental Entity are necessary to be taken or not to be taken so that the Merger will be accounted for as a "pooling-of-interests."



                                    A-1-26

            SECTION 4.13. Tax-Free Reorganization Treatment. The Company, Parent and Acquisition shall execute and deliver to Sullivan & Cromwell, counsel to the Company, and Weil, Gotshal & Manges LLP, counsel to Parent, certificates containing customary representations, at such time or times as reasonably requested by such law firms in connection with their respective deliveries of opinions with respect to the transactions contemplated hereby.

            SECTION 4.14.  Employee Matters.

            (a) For the period commencing with the Effective Time and ending on June 30, 1998, Parent shall and shall cause its subsidiaries to maintain with respect to their employees who had been employed by the Company or any of its subsidiaries (i) base salary or regular hourly wage rates for each such employee at not less than the rate applicable immediately prior to the Merger to such employee, and (ii) benefits under employee benefit plans (as defined for purposes of Section 3(3) of ERISA), other than employee benefits as to which the employees' interests are based upon the Shares, which are substantially comparable in the aggregate to such benefits provided by the Company and its subsidiaries immediately prior to the Merger. Thereafter, in Parent's discretion, either (i) the provisions of the preceding sentence shall be complied with by Parent or (ii) employees of the Company and its subsidiaries shall be treated no less favorably under the compensation and benefits programs of Parent than other similarly situated employees of Parent and its subsidiaries.

            (b) Parent and its subsidiaries shall credit employees of the Company and its subsidiaries with their service prior to the Merger with the Company and its subsidiaries to the same extent such service was counted under the Company ERISA Plans for all purposes other than benefit accruals under the defined benefit pension plans of Parent and its subsidiaries.

            (c) Parent will, and will cause the Surviving Corporation to, honor the employment and severance agreements and all other obligations of the Surviving Corporation listed on Section 4.14(c) of the Company Disclosure Schedule. Nothing contained herein shall be construed as requiring Parent or the Surviving Corporation to continue any specific plans or to continue the employment of any specific person.

            SECTION 4.15. Company Affiliates. Prior to the Effective Time, each of the Company and Parent will deliver to the other a letter identifying all persons who, at the time of the meeting of the Company's stockholders referred to in Section 4.5, it believes are its "affiliates" for purposes of Rule 145 under the Securities Act and for the purposes of applicable interpretations regarding the pooling-of-interests method of accounting (the persons identified in the Company's letter are each hereinafter referred to as a "Company Affiliate" and the persons identified in Parent's letter are each hereinafter referred to as a "Parent Affiliate"). The Company shall use its best efforts to obtain a written agreement on or prior to the Effective Time from each person who is identified as a Company Affiliate providing that (i) such Company Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of Parent Common Stock issued to such Company Affiliate pursuant to the Merger, except in compliance with Rule 145 promulgated under the Securities Act or an exemption from the registration requirements of the Securities Act. Each of the Company and Parent shall use its best efforts to obtain a written agreement on or prior to the Effective Time from each Company Affiliate and Parent Affiliate, respectively, providing that (ii) on or prior to the earlier of (x) the mailing of the Proxy Statement or (y) the thirtieth day prior to the Effective Time such person will not thereafter sell or in any other way reduce such person's risk relative to any shares of Parent Common Stock (within the meaning of the SEC's Financial Reporting Release No. 1, "Codification of Financing Reporting Policies," ss. 201.01 47 F.R. 21028 (April 15, 1982)), until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 issued by the SEC.

            SECTION 4.16. SEC Filings. Each of Parent and the Company shall promptly provide the other party (or its counsel) with copies of all filings made by the other party or any of its subsidiaries with the


                                    A-1-27

SEC or any other state or federal Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

            SECTION 4.17. Guarantee of Performance. Parent hereby guarantees the performance by Acquisition of its obligations under this Agreement.


                                  ARTICLE 5

                   CONDITIONS TO CONSUMMATION OF THE MERGER

            SECTION 5.1. Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

            (a) this Agreement shall have been approved and adopted by the requisite vote of the stockholders of the Company;

            (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Entity and continued in effect which prohibits, restrains, enjoins or restricts the consummation of the Merger;

            (c) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired, and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated hereby shall have been either filed or received;

            (d) the S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Parent shall have received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of Parent Common Stock in exchange for the Shares in the Merger;

            (e) the Company and Parent each shall have received from E&Y a letter stating that after appropriate review of this Agreement and based upon its familiarity with the Company and Parent, following the Merger the Company and Parent are entities that qualify as parties to a pooling of interests transaction under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations and such letter shall not have been withdrawn or modified in any material respect;

            (f) [intentionally omitted]; and

            (g) the closing contemplated by the Asset Purchase Agreement (United States), dated as of September 24, 1996, by and among Acquisition, Telectronics Pacing Systems, Inc. and TPLC, Inc. shall have occurred.

            SECTION 5.2. Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

            (a) the representations and warranties of Parent and Acquisition contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except for the representation and warranty made in the first sentence of Section 3.12(d), which is being made only as of the


                                    A-1-28
date of this Agreement), and at the Closing Parent and Acquisition shall have delivered to the Company a certificate to that effect;

            (b) each of the obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time, and at the Closing Parent and Acquisition shall have delivered to the Company a certificate to that effect;

            (c) each Parent Affiliate shall have delivered and performed his or her obligations under the letter referenced in Section 4.15;

            (d) the shares of Parent Common Stock issuable to the Company stockholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the Nasdaq Stock Market (or any subsequent national securities exchange on which shares of Parent Common Stock are then listed for trading) upon official notice of issuance;

            (e) the opinion of Sullivan & Cromwell, counsel to the Company, addressed to the Company substantially to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of Parent, Acquisition and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by a stockholder of the Company as a result of the Merger with respect to Shares converted into shares of Parent Common Stock (other than with respect to cash received in lieu of fractional shares of Parent Common Stock), dated the Closing Date, shall have been delivered and such opinion shall not have been withdrawn or modified in any material respect;

            (f) there shall have been no events, changes or effects with respect to Parent or its subsidiaries (other than such events, changes or effects that arise out of or result from the execution of this Agreement or the proposed consummation of the Merger and the other transactions contemplated hereby) having or which would have a Parent Material Adverse Effect;

            (g) Parent and Acquisition shall have executed with State Street Bank and Trust Company a supplemental indenture with respect to the Convertible Notes, which supplemental indenture shall provide that upon consummation of the Merger, (i) Acquisition shall assume the due and punctual payment of the principal of and interest on all the Convertible Notes and the performance and observance of every covenant to be performed or observed by the Company under the Indenture under which such Convertible Notes were issued, (ii) the holder of each Convertible Note outstanding immediately following the Merger thereafter shall have the right to convert such Convertible Note into Parent Common Stock at the rate of 34.90908 shares of Parent Common Stock for each $1,000 principal amount of the Convertible Notes and (iii) Parent shall assume as a joint obligor Acquisition's obligations to pay the principal of and premium, if any, and interest on the Convertible Notes;

            (h) the Agreement, dated the date hereof, between Intermedics, Inc. and Acquisition (the "Intermedics Consent") shall be in full force and effect without any modification or amendment that would materially and adversely affect the ability of the Surviving Corporation following the Effective Time to conduct the operations of the Company as such operations are conducted by the Company on the date of this Agreement;


            (i) Acquisition shall have offered to enter into an employment agreement in the form annexed hereto as Exhibit A with each of the persons listed in Section 5.2(i) of the Company Disclosure Schedule; and



                                    A-1-29

            (j) Intermedics, Inc. and Acquisition shall have entered into the 1996 License Agreement referred to in the Intermedics Consent, such 1996 License Agreement to be in substance as described in the Intermedics Consent as determined in the reasonable judgment of the Company.

            SECTION 5.3. Conditions to the Obligations of Parent and Acquisition. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

            (a) the representations and warranties of the Company contained in this Agreement or in any other document delivered pursuant hereto shall be true and correct in all material respects at and as of the Effective Time with the same effect as if made at and as of the Effective Time, and at the Closing the Company shall have delivered to Parent and Acquisition a certificate to that effect;

            (b) each of the obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time, and at the Closing the Company shall have delivered to Parent and Acquisition a certificate to that effect;

            (c) each Company Affiliate shall have delivered and performed his or her obligations under the letter referenced in Section 4.15;

            (d) there shall have been no events, changes or effects with respect to the Company or its subsidiaries (other than such events, changes or effects that arise out of or result from the execution of this Agreement or the proposed consummation of the Merger and the other transactions contemplated hereby) having or which would have a Company Material Adverse Effect;

            (e) the opinion of Weil, Gotshal & Manges LLP, addressed to Parent, substantially to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; (ii) each of Parent, Acquisition and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by Parent, Acquisition or the Company as a result of the Merger, dated the Closing Date, shall have been delivered and such opinion shall not have been withdrawn or modified in any material respect; and

            (f) the Surviving Corporation shall have entered into an employment agreement with each of the persons listed in Section 5.3(f) of the Parent Disclosure Schedule.


                                  ARTICLE 6

                        TERMINATION; AMENDMENT; WAIVER

            SECTION 6.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time, but prior to the Effective Time:

            (a) by mutual written consent of Parent, Acquisition and the Company;

            (b) by Parent and Acquisition or the Company if (i) the Merger has not been consummated by May 1, 1997, provided that no party may terminate this Agreement pursuant to this clause (i) if such party's failure to fulfill any of its obligations under this Agreement shall have been the reason that the Effective Time shall not have occurred on or before said date, or (ii) the Company or Parent shall have convened a meeting of its respective stockholders and failed to obtain the requisite vote of its respective stockholders; or


                                    A-1-30

            (c) by the Company if (i) there shall have been a breach of any representation or warranty on the part of Parent or Acquisition set forth in this Agreement, or if any representation or warranty of Parent or Acquisition shall have become untrue, in either case such that the conditions set forth in
Section 5.2(a) would be incapable of being satisfied by May 1, 1997 (or as otherwise extended), (ii) there shall have been a breach by Parent or Acquisition of any of their respective covenants or agreements hereunder having a Parent Material Adverse Effect or materially adversely affecting the consummation of the Merger, and Parent or Acquisition, as the case may be, has not cured such breach within 20 business days after notice by the Company thereof, or (iii) the Company enters into a definitive agreement relating to a Superior Proposal in accordance with Section 4.3(b) (provided that such termination shall not be effective until payment of the amount required under
Section 6.3(a)).

            (d) by Parent and Acquisition if (i) there shall have been a breach of any representation or warranty on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 5.3(a) would be incapable of being satisfied by May 1, 1997 (or as otherwise extended),
(ii) there shall have been a breach by the Company of its covenants or agreements hereunder having a Company Material Adverse Effect or materially adversely affecting the consummation of the Merger, and the Company has not cured such breach within 20 business days after notice by Parent or Acquisition thereof, or (iii) the Company Board shall have withdrawn, modified or changed its approval or recommendation of this Agreement or the Merger, shall have recommended to the Company's stockholders any Acquisition Proposal (other than the Merger), shall have failed to call, give notice of, convene or hold a stockholders' meeting to vote upon the Merger, or shall have adopted any resolution to effect any of the foregoing, or the Company shall have entered into a definitive agreement relating to a Superior Proposal.

            SECTION 6.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders, other than the provisions of this Section 6.2 and Sections 4.6(c) and 6.3. Nothing contained in this Section 6.2 shall relieve any party from liability for any wilful breach of this Agreement.

            SECTION 6.3.  Fees and Expenses.

            (a) In the event that this Agreement shall be terminated pursuant to:

                  (i) Sections 6.1(d)(i) or 6.1(d)(ii) as a result of a wilful breach by the Company and, within twelve months thereafter, the Company enters into an agreement with respect to any Acquisition Proposal (other than the Merger)), or

                  (ii)  Sections 6.1(c)(iii) or 6.1(d)(iii),

then Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages, and in full satisfaction and settlement of any claims that Parent otherwise might have against the Company in respect of any such termination of this Agreement, the Company shall pay to Parent the amount of Fourteen Million Five Hundred Thousand Dollars ($14,500,000) (and not as a penalty) as follows: (i) in the case of a termination under Section 6.1(d)(i) or 6.1(d)(ii), such amount shall be paid on the date the Company consummates an Acquisition Proposal and (ii) in the case of a termination under Section 6.1(c)(iii) or 6.1(d)(iii), such amount shall be paid on the date of such termination. Notwithstanding the immediately preceding sentence, any payment as a result of a termination of this Agreement pursuant to Section 6.1(d)(i) or 6.1(d)(ii) shall be reduced by the amount of any damages actually recovered by Parent or Acquisition in respect thereof.



                                    A-1-31

            (b) If the Company Board withdraws its recommendation to Company stockholders that they vote to approve this Agreement and related matters by reason of changes to the market prices of Parent Common Stock (in the absence of any occurrences that had or would have a Parent Material Adverse Effect) following the date hereof and the Merger is not consummated by reason of such withdrawal, then the Company shall pay to Parent the amount of Fourteen Million Five Hundred Thousand Dollars ($14,500,000). Such payment shall not be deemed to be the exclusive remedy or remedies for any breach of this Agreement by the Company, but shall be in addition to all other remedies available to Parent at law or equity. Nothing contained in this Section 6.3(b) shall be an admission by Parent that a change in the market prices of Parent Common Stock (in the absence of any occurrences that had or would have a Parent Material Adverse Effect) following the date hereof is an appropriate basis for the Company Board to withdraw its recommendation to Company stockholders pursuant to Section 4.5 hereof.

            (c) Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. The cost of printing the S-4 and the Proxy Statement shall be borne equally by the Company and Parent.

            SECTION 6.4. Amendment. This Agreement may be amended by action taken by the Company, Parent and Acquisition at any time before or after approval of this Agreement by the stockholders of the Company but, after any such approval, no amendment shall be made which requires the approval of such stockholders under applicable law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

            SECTION 6.5. Extension; Waiver. At any time prior to the Effective Time, each party hereto (for these purposes, Parent and Acquisition shall together be deemed one party and the Company shall be deemed the other party) may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.


                                  ARTICLE 7

                                MISCELLANEOUS

            SECTION 7.1. Nonsurvival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement.

            SECTION 7.2.  Entire Agreement; Assignment.  This Agreement

            (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof; and

            (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any direct wholly-owned subsidiary of Parent, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.



                                    A-1-32

            SECTION 7.3. Validity. If any provision of this Agreement, or the application thereof to any person or circumstance, is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

            SECTION 7.4. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, facsimile or telex, or by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:


        if to Parent or
        to Acquisition to:         St. Jude Medical, Inc.
                                   One Lillehei Plaza
                                   St. Paul, MN  55117
                                   Attention:  General Counsel
                                   Facsimile:  (612) 490-4333

        with a copy to:            Weil, Gotshal & Manges LLP
                                   767 Fifth Avenue
                                   New York, NY  10153
                                   Attention: Dennis J. Block, Esq.
                                   Facsimile: (212) 310-8007


        if to the Company to:      Ventritex, Inc.
                                   701 East Evelyn Avenue
                                   Sunnyvale, CA  94086
                                   Attention:  Mr. Frank M. Fischer
                                   Facsimile:  (408) 738-0285

        with a copy to:            Sullivan & Cromwell
                                   125 Broad Street
                                   New York, NY  10004
                                   Attention:  Benjamin F. Stapleton, Esq.
                                   Facsimile:  (212) 558-3588

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

        SECTION 7.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law thereof.

        SECTION 7.6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

        SECTION 7.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and except as provided in Sections 4.10 and 7.2 nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.



                                    A-1-33

        SECTION 7.8. Severability. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

        SECTION 7.9. Specific Performance. The parties hereto acknowledge that irreparable damage would result if this Agreement were not specifically enforced, and they therefore consent that the rights and obligations of the parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and, shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

        SECTION 7.10. Subsidiaries. The term "subsidiary" shall mean, when used with reference to any entity, any entity more than fifty percent (50%) of the outstanding voting securities or interests (including membership interests) of which are owned directly or indirectly by such former entity.

        SECTION 7.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.


                                     A-1-34

        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.



                                    ST. JUDE MEDICAL, INC.

                                    By:    /s/ R. Matricaria
                                          --------------------------------
                                    Name:  R. Matricaria
                                    Title: President and Cheif Executive Officer



                                    PACESETTER, INC.

                                    By:    /s/ S. Wilson
                                          --------------------------------
                                    Name:  S. Wilson
                                    Title: Vice President



                                    VENTRITEX, INC.

                                    By:    /s/ F. Fischer
                                          --------------------------------
                                    Name:  F. Fischer
                                    Title: President and Cheif Executive Officer






                                    A-1-35

                          EMPLOYMENT AGREEMENT

            AGREEMENT made as of the __ day of __________, 19__ between Pacesetter, Inc., a corporation organized and existing under the laws of Delaware (the "Company"), and _______________, with his residence located at _______________________________ (the "Employee").


                          W I T N E S S E T H :
                          - - - - - - - - - -

            WHEREAS, the Company and its parent corporation, St. Jude Medical, Inc. ("Parent"), are parties to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 23, 1996, with Ventritex, Inc. pursuant to which, among other things, Ventritex, Inc. will merge (the "Merger") with and into the Company, with the Company being the surviving corporation in the Merger; and

            WHEREAS, effective with the consummation of the Merger, the Company desires that the Employee shall be employed by the Company, and the Employee is desirous of such employment, upon the terms and conditions set forth in this Agreement.

            NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

      1. Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

            a. Base Pay. "Base Pay" shall mean the annual compensation specified in Paragraph 5 hereof, together with any increases in such compensation that may accrue from time to time.

            b. Cause. "Cause" shall mean: (i) any act of personal dishonesty taken by the Employee in connection with his responsibilities as an employee and intended to result in substantial personal enrichment of the Employee; (ii) the conviction of a felony; (iii) a willful act by the Employee



                                    A-1-A-1
which constitutes gross misconduct (including, without limitation, any violation of law or written Company policies relating to compliance with such law) and which is injurious to the Company; and (iv) continued substantial violations by the Employee of the Employee's employment duties which are demonstrably willful and deliberate on the Employee's part after there has been delivered to the Employee a written demand for performance from the Company which specifically sets forth the factual basis for the Company's belief that the Employee has not substantially performed his duties.

            c. Code. "Code" shall mean the Internal Revenue Code of 1986, as amended.

            d. Disability. "Disability" shall mean that the Employee has been unable to perform his duties as an employee as the result of his incapacity due to physical or mental illness, and such inability, at least 26 weeks after its commencement, is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Employee or the Employee's legal representative (such agreement as to acceptability not to be unreasonably withheld). Termination resulting from Disability may only be effected after at least 30 days' written notice by the Company of its intention to terminate the Employee's employment. In the event that the Employee resumes the performance of substantially all of his duties hereunder before the termination of his employment becomes effective, the notice of intent to terminate shall automatically be deemed to have been revoked.

            e. Good Reason. "Good Reason" shall mean: (i) without the Employee's express written consent, the assignment to the Employee of any duties or the significant reduction of the Employee's duties, authority or responsibilities, which is inconsistent with the Employee's duties, authority or responsibilities in effect immediately prior to the execution of this Agreement, or the removal of the Employee from such duties, authority or responsibilities; (ii) without the Employee's express written consent, a substantial reduction, without good business reasons, of the facilities and perquisites (including office space and location) available to the Employee immediately prior to the



                                    A-1-A-2
execution of this Agreement; (iii) a reduction by the Company in the Base Pay or Target Bonus of the Employee as in effect immediately prior to the execution of the Agreement; (iv) a material reduction by the Company in the kind or level of employee benefits to which the Employee is entitled immediately prior to the execution of the Agreement with the result that the Employee's overall benefits package is significantly reduced; (v) the relocation of the Employee to a facility or a location more than 25 miles from the Employee's then present location, without the Employee's express written consent; (vi) any purported termination of the Employee by the Company which is not effected for Disability or for Cause, or any purported termination for which the grounds relied upon are not valid; (vii) the failure of the Company to obtain the assumption of the Agreement by any successors contemplated in Paragraph 13 below; or (viii) any act or set of facts or circumstances which would, under California case law or statute constitute a constructive termination of the Employee. Notwithstanding the foregoing, any change in the terms or conditions of the Employee's employment that directly results from the fact that, upon consummation of the Merger, the Employee will be employed by a privately owned company under the supervision of the officers and directors of its parent company that owns businesses in addition to those conducted by the Employee's former employer will not be considered "Good Reason."

            f. Target Bonus. "Target Bonus" shall mean the maximum annual target bonus for the Employee under the bonus plan of Ventritex, Inc. in effect immediately prior to the date hereof (or any successor bonus plan of the Company or Ventritex (as hereinafter defined) applicable to the Employee, provided the payments to be made pursuant thereto are not less than the payments that otherwise would have been made pursuant to the Ventritex, Inc. bonus plan) determined without regard to any vesting or performance limitations set forth in the Company's bonus plan.

      2. Employment. The Company shall employ the Employee, and the Employee shall serve the Company, upon the terms and conditions hereinafter set forth.



                                    A-1-A-3

      3. Term. The employment of the Employee by the Company hereunder shall commence as of the consummation of the Merger (the "Commencement Date") and, unless sooner terminated on an earlier date in the manner as hereinafter provided, shall terminate on the second anniversary of the Commencement Date (such second anniversary or earlier date is referred to herein as the "Termination Date"). Any continued employment of the Employee with the Company after the Termination Date shall be employment at will unless otherwise provided in writing by an extension of this Agreement or the execution by the Employee and the Company of a subsequent employment agreement.

      4. Duties. During the term of his employment hereunder, the Employee shall:

            a. serve as _________________ of Ventritex, a division of the Company ("Ventritex"), faithfully and to the best of his ability, under the direction and supervision of the ________________ of [the Company] [Ventritex] (the "Supervising Officer") and the Board of Directors of the Company (the "Board");

            b. devote his full business time, energy and skill to such employment and shall not, without the prior written approval of the Board, directly or indirectly, engage or participate in, or become employed by, or become a director, officer or partner of, or render advisory services to or provide other services in connection with, any business activity other than that of the Company; provided, however, that the Employee shall be permitted to personally invest in any publicly-owned corporation, partnership or other entity, so long as any such investment does not require or involve the active participation of the Employee in the management of the business of any such corporation, partnership or other entity, does not interfere with the execution of the employee's duties hereunder and does not otherwise violate any provision of this Agreement. The Employee represents and warrants to the Company that the execution by the Employee of this Agreement and the performance by the Employee of his duties hereunder do not conflict with or constitute a breach of any contract or other agreement to which the Employee is bound; and



                                    A-1-A-4

            c. comply with all laws, regulations, company policies and codes of conduct in effect during the term of this Agreement.

      5. Salary. During the term of this Agreement the Company shall pay to the Employee a salary for his services initially at the rate of $_______ per year, payable in accordance with the regular payroll practices of the Company. The salary shall be subject to annual review by the Board; provided, however, that such salary may be increased, but not decreased, in the sole discretion of the Board. Subject to the Company's obligations under the Merger Agreement, the Employee also shall participate in such bonus programs as are made available during the term of his employment hereunder to employees of the Company of the Employee's rank, as determined by the Board in its sole discretion.

      6. Expenses. It is contemplated that in connection with his employment hereunder, the Employee may be required to incur reasonable and necessary travel, business entertainment and other business expenses. The Company agrees to reimburse the Employee for all reasonable and necessary travel, business entertainment and other business expenses incurred or expended by him incident to the performance of his duties in accordance with the policies of the Company in effect during the term of the Employee's employment hereunder, upon submission by the Employee to the Company of vouchers or expense statements satisfactorily evidencing such expenses.

      7. Employee Benefits. Subject to the Company's obligations under the Merger Agreement, the Employee shall be entitled to participate in any and all life insurance, medical insurance, disability insurance, and other employee benefit plans which are made available during the term of his employment hereunder by the Company to employees of the Company of the Employee's rank, to the extent that the Employee qualifies under the eligibility provisions of such plan or plans. The Employee shall be entitled to vacations in accordance with the Company's policy relating thereto.

      8. Disability. In the event of the Disability of the Employee during the term of his employment hereunder, the Company shall have the right, upon written notice to the Employee (the



                                    A-1-A-5

"Disability Notice"), to terminate his employment hereunder, effective 30 days following the giving of such Disability Notice. Upon such termination, the Company shall be discharged and released from any further obligations under this Agreement. Disability benefits, if any, due under applicable plans and programs of the Company shall be determined under the provisions of such plans and programs.

      9. Death. In the event of the death of the Employee during the term of his employment hereunder, the salary to which the Employee is entitled pursuant to Paragraph 5 hereof shall continue to be paid through the end of the month in which death occurs, on the date otherwise payable hereunder, to the last beneficiary designated by the Employee by written notice to the Company, or, failing such designation, to his estate. The Employee shall have the right to name, from time to time, any one person as beneficiary hereunder or, with the consent of the Company, to make other forms of designation of beneficiary or beneficiaries. The Employee's designated beneficiary or personal representative, as the case may be, shall accept the payments provided for in this Paragraph 9 in full discharge and release of the Company of and from any further obligations under this Agreement. Any other benefits due under applicable plans and programs of the Company shall be determined under the provisions of such plans and programs.

      10.   Termination.

            a. The Employee's employment hereunder may be terminated by the Company for Cause at any time. In the event the Company elects to terminate the employment of the Employee for Cause pursuant to this Paragraph 10(a), the Company shall send written notice to the Employee (the "Termination Notice") terminating such employment (which termination shall be effective no earlier than 30 days following the date of the Termination Notice) and describing the action of the Employee constituting Cause for termination. Upon the effective time of such termination for Cause, the Company shall have no further obligations under this Agreement.



                                    A-1-A-6

            b. The Company may terminate the employment of the Employee during the term of this Agreement other than for Cause. In such event, the Employee shall be entitled to receive, as severance, no later than 10 days after the termination of employment, a lump sum cash payment equal to the sum of (i) [200%] [300%] of the annual rate of the Employee's Base Pay for the year coinciding with the year of termination, (ii) [200%] [300%] of the Employee's maximum Target Bonus for the Company's fiscal year in which such termination occurs and (iii) [$25,000] [$12,500] (collectively, the "Severance Payment"). In addition, the Employee shall be entitled to receive an additional payment for the Company's fiscal year in which the Employee's employment terminates equal to the product of (x) the Employee's Target Bonus for such year and (y) a fraction, the numerator of which is the number of days the Employee was employed by the Company during the fiscal year, and the denominator of which is the number of days in such fiscal year. In the event of such termination without "Cause," the Employee also shall be entitled to a continuation of the health and insurance benefits in which he is participating at the time of such termination through the end of the scheduled term of employment hereunder. The Employee shall accept such payments and benefits in full discharge of the Company for any further obligations under this Agreement.

      (c) The Employee may terminate his employment at any time hereunder for Good Reason. In such event, the Employee shall be entitled to receive, as severance, no later than 10 days after the termination of employment, the Severance Payments provided for in Paragraph 10(b) hereof. In addition, the Employee shall be entitled to receive an additional payment for the Company's fiscal year in which the Employee's employment terminates equal to the product of (x) the Employee's Target Bonus for such year and (y) a fraction, the numerator of which is the number of days the Employee was employed by the Company during the fiscal year, and the denominator of which is the number of days in such fiscal year. In the event of such termination for Good Reason, the Employee also shall be entitled to a continuation of the health and insurance benefits in which he is participating at the time of



                                    A-1-A-7
such termination through the end of the scheduled term of employment hereunder. The Employee shall accept such payments and benefits in full discharge of the Company for any further obligations under this Agreement.

      (d) In the event that any Severance Payment and/or any other payments made pursuant to Paragraphs 10(b) or 10(c) of this Agreement, aggregated with any other payments or benefits received by the Employee, would (i) constitute "parachute payments" within the meaning of Section 280G of the Code and (ii) but for this Paragraph 10(d), would be subject to the excise tax imposed by Section 4999 of the Code, then the Employee's Severance Payment hereunder shall either
(A) be reduced to such lesser amount which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code or
(B) be payable in full, whichever of the foregoing amounts, taking into account all applicable federal, state, and local taxes and the 20% excise tax imposed by
Section 4999 of the Code, results in the greatest amount to be received by the Employee on an after-tax basis. Unless the Company and the Employee otherwise agree in writing, any determination required under this Paragraph 10(d) shall be made in writing by the Company's independent public accountants (the "Accountants"), whose determination shall be conclusive and binding upon the Employee and the Company for all purposes. For purposes of making the calculations required by this Paragraph 10(d), the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Employee shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Paragraph 10(d). The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Paragraph 10(d).

        11. Deductions and Withholding. The Employee agrees that the Company shall withhold from any and all payments required to be made to the Employee pursuant to this Agreement, all



                                    A-1-A-8

Federal, state, local and/or other taxes which the Company determines are required to be withheld in accordance with applicable statutes and/or regulations from time to time in effect.

      12. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, to the other party hereto at his or its address as set forth at the beginning of this Agreement. Either party may change the address to which notices, requests, demands and other communications hereunder shall be sent by sending written notice of such change of address to the other party.

      13. Assignability, Binding Effect and Survival. This Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators, successors and legal representatives of the Employee, and shall inure to the benefit of and be binding upon the Company and its successors and permitted assigns. Any successor to the Company to all or substantially all of the Company's business and/or assets (by purchase, merger, consolidation or otherwise) shall assume the obligations of the Company hereunder. This Agreement may be assigned by the Company to any direct wholly-owned subsidiary of Parent which has succeeded to the rights of the Company under the Merger Agreement. Notwithstanding the foregoing, the obligations of the Employee may not be delegated and, except as expressly provided in Paragraph 9 hereof relating to the designation of beneficiaries, the Employee may not assign, transfer, pledge, encumber, hypothecate or otherwise dispose of this Agreement, or any of his rights hereunder, and any such attempted delegation or disposition shall be null and void and without effect.

      14. Complete Understanding; Amendment. This Agreement constitutes the complete understanding between the parties with respect to the employment of the Employee hereunder, and no statement, representation, warranty or covenant has been made by either party with respect thereto except as expressly set forth herein. This Agreement shall not be altered, modified, amended or terminated except by written instrument signed by each of the parties hereto. Waiver by either party



                                    A-1-A-9
hereto of any breach hereunder by the other party shall not operate as a waiver of any other breach, whether similar to or different from the breach waived. The Employee acknowledge and agrees that this Agreement was executed by the Company in part as consideration for the Employee's consent to the termination of his rights under the Ventritex, Inc. Employee Change of Control Severance Plan. Notwithstanding the foregoing, this Agreement shall not supersede or affect the obligations of the Employee pursuant to any agreement or instrument executed by him relating to confidentiality, non- solicitation of employees and/or similar matters.

      15. Governing Law. This Agreement shall be governed by the laws of the state of California.

      16. Paragraph Headings. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      17. Severability. If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable, shall not be affected thereby, and each provision hereof shall be validated and shall be enforced to the fullest extent permitted by law.

      18. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled by arbitration in accordance with the rules of the American Arbitration Association then in effect, conducted before a panel of three arbitrators sitting in a location selected by the Employee within fifty
(50) miles from the location of his or her job with the Company. In consideration for the Employee's waiver of his right to litigate any such dispute or controversy in a court of law, and notwithstanding any contrary provisions of California law regarding allocation of



                                   A-1-A-10
attorney fees, costs and expenses in arbitration proceedings, the Company agrees to pay the reasonable attorney fees, costs and expenses (as determined by the arbitrator) incurred in good faith by the Employee in connection with any such arbitration in which the Employee prevails. Any attorney fees, costs and expenses incurred by the Employee in connection with an arbitration in which the Company prevails shall be borne by the Employee.

      19. Mitigation. The Employee shall not be required to mitigate the amount of any payment contemplated by this Agreement, nor shall any such payment be reduced by any earnings that the Employee may receive from any other source.


            IN WITNESS WHEREOF, the parties hereto set their hands as of the day and year first above written.


                                    PACESETTER, INC.


                                   By:
                                          -------------------------
                                   Name:
                                   Title:



                                    ------------------------------
                                    [Employee]
                                          H.R.M.







                                   A-1-A-11

             REVISED AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
            ---------------------------------------------------------


      REVISED AMENDMENT No. 1, dated as of March 28, 1997 (this "Amendment"), to that certain AGREEMENT AND PLAN OF MERGER, dated as of October 23, 1996 (the "Agreement"), among VENTRITEX, INC., a Delaware corporation (the "Company"), ST. JUDE MEDICAL, INC., a Minnesota corporation ("Parent"), and PACESETTER, INC., a Delaware corporation and a direct wholly-owned subsidiary of Parent ("Acquisition").

      WHEREAS, the Boards of Directors of the Company, Parent and Acquisition each have previously approved the Merger (as defined in Section 1.1 of the Agreement);

      WHEREAS, pursuant to Section 6.4 of the Agreement, the Boards of Directors of the Company, Parent and Acquisition determined to amend certain terms of the Merger and provisions of the Agreement as set forth in Amendment No. 1 thereto, dated as of March 28, 1997 ("Amendment No. 1"); and

      WHEREAS, the Boards of Directors of the Company, Parent and Acquisition desire to revise and restate Amendment No. 1 to read in its entirety as set forth below.

      NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:

      1. Defined Terms. All capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed thereto in the Agreement.

      2. Modification of Exchange Ratio. a. The first sentence of subsection (a) of Section 1.8 of the Agreement hereby is amended and restated in its entirety to read as follows:

            At the Effective Time, each share of common stock, par value $0.001 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (individually a "Share" and collectively, the Shares") (other than Shares held by Parent, Acquisition or any other subsidiary of Parent) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be converted into and shall become exchangeable for 0.5 of a fully paid and nonassessable share of common stock, par value $0.10 per share, of Parent ("Parent Common Stock") (the "Exchange Ratio").

            b. Clause (ii) of Section 5.2(g) of the Agreement hereby is amended and restated in its entirety as follows:

            (ii) the holder of each Convertible Note outstanding immediately following the Merger thereafter shall have the right to convert such Convertible Note into



                                     A-2-1

            Parent Common Stock at the rate of 29.0909 shares of Parent Common Stock for each $1,000 principal amount of the Convertible Notes, and

      3. Deletion of Certain Representations and Warranties of the Company. The representations and warranties made by the Company in the following Sections of the Agreement hereby are deleted retroactive to the date of the Agreement: 2.4; 2.7; 2.8; 2.9; 2.10; 2.11; 2.12; 2.13 (a) - (d) and (f) - (l); 2.14; 2.18; and
2.19. The deletion of such Sections shall not affect the numbering of any other Section of the Agreement.

      4. Additional Representation and Warranty by Parent and Acquisition. The Agreement hereby is amended by the addition of the following new Section 3.18:

            "3.18. Representations and Warranties True as of March 28, 1997. To the knowledge of Parent, as of March 28, 1997, all of the representations and warranties of Parent and Acquisition set forth in this Agreement are true and correct in all material respects and to the knowledge of Parent there has not occurred any breach of any such representation or warranty in any material respect."

      5. Modification of Parent Disclosure Schedule. Section 3.9 of the Parent Disclosure Schedule hereby is modified by the addition of the information set forth in Schedule 3.9 attached hereto.

      6. Modification of Section 4.1. a. The language contained in the parentheticals appearing in the third and fourth lines of Section 4.1(a)(vii) of the Agreement hereby is amended and restated in its entirety as follows:

                  (except for grants, in amounts consistent with past practice, made to employees prior to March 28, 1997, and except for new-hire grants, in amounts consistent with past practice, made to newly hired employees to whom offers of employment were made prior to March 28, 1997, as set forth in Section 4.1 of the Company Disclosure Schedule).

            b. Clause (B) of Section 4.1(a)(xi) of the Agreement hereby is amended and restated in its entirety to read as follows:

            (B) enter into any contract or agreement, other than in the ordinary course of business, or amend in any material respect any of the Contracts.

            c. Section 4.1(a) (xiii) is hereby amended to add at the end thereof the following:

                  ; provided, however, that notwithstanding the foregoing, the Company may, without the prior written consent of Parent, pay, discharge,



                                     A-2-2
                  satisfy or settle claims or potential claims, related to or arising out of crystal hermeticicity failures in certain implanted Cadence V-110 devices, for which insurance carriers have acknowledged coverage or for which the Company's out-of-pocket expenditures do not exceed, in the aggregate, the reserve previously established in the Company's financial statements in respect of such matters and may provide reprogramming services and/or replacement devices to any existing users of Cadence V-110 devices consistent with the Company's policies as publicly announced prior to the date of this Amendment.

      7. Modification of Section 4.2. The second sentence of Section 4.2 hereby is amended and restated in its entirety to read as follows:

            Parent will, as promptly as practicable, but in all events not later than April 4, 1997, prepare and file with the SEC the S-4, containing a proxy statement/prospectus and form of proxy, for the registration under the Securities Act of the shares of Parent Common Stock issuable in the Merger.

      8. Modification of Section 4.3. a. The first sentence of Section 4.3(a) of the Agreement hereby is amended by deleting clause (ii) appearing in the proviso such that the proviso reads in its entirety as follows:

            ; provided, however, that nothing in this Agreement shall prohibit the Company Board from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

            b. Section 4.3(b) of the Agreement hereby is amended to read in its entirety as follows:

                  b. The Company Board shall not (i) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (ii) cause the Company to enter into any agreement with respect to any Acquisition Proposal.

      9. Modification of Section 4.8. Section 4.8 of the Agreement hereby is amended to add at the end thereof the following:

            Parent has entered into a cross-license agreement with Angeion Corporation ("Angeion") in the form of the cross-license agreement furnished on March 28, 1997 by counsel to Parent to counsel to the Company. FTC staff has informed Parent that this cross-license agreement eliminates the competitive concerns raised by the transaction. Both Parent and the Company understand that the Commissioners of the FTC have the sole authority to close the investigation of the Merger.




                                     A-2-3

      10. Modification of Closing Conditions. a. Subsection (g) of Section 5.1 of the Agreement hereby is deleted.

            b. Subsections (d) and (f) of Section 5.3 of the Agreement hereby are deleted.

      11. Modification of Termination Provisions. a. The date "May 1, 1997" set forth in subsections (b), (c) and (d) of Section 6.1 of the Agreement hereby is deleted and replaced with the date "June 30, 1997."

            b. Subsection (c) of Section 6.1 hereby is amended by deleting clause (iii) thereof in its entirety, by adding the word "or" immediately before the number "(ii)" and by adding a period after the word "thereof" appearing at the end of clause (ii) of such subsection.

            c. The words ", or the Company shall have entered into a definitive agreement relating to a Superior Proposal" appearing at the end of subsection
(d) of Section 6.1 hereby are deleted and a period shall be placed after the word "foregoing" immediately preceding such deleted words.

            d. The reference to "Section 4.6(c)" set forth in Section 6.2 of the Agreement hereby is deleted and replaced with the reference "Section 4.6(d)".

            e. References to Section 6.1(c)(iii) appearing in Section 6.3 of the Agreement hereby are deleted.

            f.  The Agreement hereby is amended by adding the following as
Section 6.3(d) of the Agreement.

                  "(d) If the Merger is not consummated by reason of (i) the termination of this Agreement pursuant to Section 6.1(c) (i) or a failure of the condition set forth in Section 5.2(a) to be satisfied (in either case due to a breach of a representation and warranty in a material respect of Parent or Acquisition set forth in Sections 3.4, 3.7, 3.8, 3.9, 3.10,
                  3.12 or 3.13 or any of the foregoing representations and warranties of Parent or Acquisition having become untrue in a material respect) or (ii) a failure of the condition set forth in Section 5.2(f) to be satisfied, then the Company shall pay Parent the amount of Seven Million Two Hundred Fifty Thousand Dollars ($7,250,000) (and not as a penalty). Any amount due and owing pursuant to this Section 6.3(d) shall be made, in the case of the termination of this Agreement pursuant to
                  Section 6.1(c)(i), on the date of such termination and, in the case of the nonconsummation of the Merger by reason of a failure of the conditions set forth in either Section 5.2(a) or Section 5.2(f) to be satisfied, on the date the Company notifies Parent of such failure. Any payments made by the Company to Parent pursuant to this



                                     A-2-4

                  Section 6.3(d) shall be in full satisfaction and settlement of any claims that Parent otherwise might have against the Company in respect of the failure of the Merger to be consummated."

      12.   Definitions.  The following new Section 7.12 hereby is added to the
Agreement:

                  SECTION 7.12. Certain Defined Terms. As used in this Agreement, the capitalized terms set forth below shall have the following meanings:

                  "Company SEC Reports" means all reports, proxy statements and registration statements filed by the Company with the SEC since January 1, 1995.

                  "Contracts" means all agreements and contracts to which the
            Company or any of its Subsidiaries is a party that are required to be filed as an exhibit to an Annual Report on Form 10-K filed by the Company with the SEC as of the date of this Agreement.

                  "Employee Benefit Plans" means the plans and other agreements, arrangements or practices listed on Section 2.11(a) of the Company Disclosure Schedule.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "GAAP" means U.S. generally accepted accounting principles.

                  "knowledge of the Company" means the actual knowledge of any executive officer or member of the Company Board as listed in
            Section 2.8 of the Company Disclosure Schedule.

                  "knowledge of the Parent" means the actual knowledge of any executive officer or member of the Board of Directors of the Parent as listed in Section 3.8 of the Parent Disclosure Schedule.

                  "Parent SEC Reports" means all reports, proxy statements and registration statements filed by the Parent with the SEC since January 1, 1995.

                  "SEC" means the U.S. Securities and Exchange Commission.

                  "Telectronics Agreements" means that certain Asset Purchase
            Agreement (United States) dated as of September 24, 1996, among O Acquisition, Inc., Telectronics Pacing Systems, Inc. and TPLC, Inc., the International Purchase Agreements referred to in such Asset Purchase



                                     A-2-5

            Agreement (United States), the other agreements to be executed pursuant to such Asset Purchase Agreement (United States) and International Purchase
            Agreements and all amendments to the foregoing.

            13. Certain Representations and Warranties by Company. The Company hereby represents and warrants to each of Parent and Acquisition as follows:

            a. The Company has all necessary corporate power and authority to execute and deliver this Amendment and to consummate the transactions contemplated by the Agreement as amended hereby (the "Amended Agreement"). The execution and delivery of this Amendment and the consummation of the transactions contemplated by the Amended Agreement have been duly and validly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Amendment or to consummate the transactions contemplated by the Amended Agreement (other than, with respect to the Merger, the approval and adoption of the Amended Agreement by the holders of a majority of the then outstanding shares of Company Common Stock). This Amendment has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

            b. The Company Board has, by unanimous vote of those present, duly and validly approved, and taken all corporate actions required to be taken by the Company Board for the consummation of, the transactions, including the Merger, contemplated by the Amended Agreement and resolved to recommend that the stockholders of the Company approve and adopt the Amended Agreement.

            c. The Financial Advisor has delivered to the Company Board its opinion to the effect that, as of the date of this Amendment, the Exchange Ratio (as modified by this Amendment) is fair to the holders of Shares, and such opinion has not been withdrawn.

            d. The Company has made available to Parent all material information requested by Parent and within the knowledge of the Company as of the date hereof relating to each of the recent crystal hermeticicity failures in certain implanted Cadence Model V-110 devices. As of the date hereof, the Company has provided the FDA with all material information, within the knowledge of the Company as of the date hereof, required to be provided, and has filed with the FDA all material notices and filings which to the knowledge of the Company as of the date hereof are required to be filed, in connection with such crystal hermeticicity failures. To the knowledge of the Company as of the date hereof, all such information, notices and filings are true, complete and accurate in all material respects. The notification and reprogramming procedure undertaken by the Company in response to such crystal hermeticicity failures has been authorized by the FDA and, to the knowledge of the Company as of the date hereof, the Company has no basis to believe that such reprogramming will not prevent the delivery of inappropriately rapid pacing pulses by the Cadence Model V- 110. To the knowledge of the Company as of the date hereof, the Company has no basis to believe that such reprogramming (which is intended to disable the antitachycardia pacing



                                     A-2-6
function of the devices), in and of itself, will result in any malfunctions causing harm to a patient. The Company has furnished to Parent true and complete copies of all material correspondence and other written information between the Company and the FDA prior to the date hereof with respect to the recent crystal hermeticicity failures. To the knowledge of the Company as of the date hereof, the Company has no basis to believe that a crystal hermeticicity failure similar to the recent crystal hermeticicity failures in certain implanted Cadence Model V-110 devices would result in the delivery of inappropriately rapid pacing pulses in any other devices manufactured by the Company other than the Cadence Model V- 112.

      To the knowledge of the Company as of the date hereof, except for the crystal hermeticicity failures described above, all devices presently being manufactured and marketed by the Company comply in all respects with applicable requirements of the U.S. Food and Drug Act, except for such failures to comply as would not have a Company Material Adverse Effect.

      Except as have been provided to Parent prior to the date hereof, to the knowledge of the Company as of the date hereof, from October 23, 1996 to the date hereof, there have been no written statements, citations, warning letters, FDA Forms 483, or decisions issued by any Governmental Entity stating that any device produced, manufactured, marketed or distributed at any time by the Company or any of its subsidiaries is defective or fails to satisfy in any material respect any applicable standards promulgated by any such Governmental Entity. Except as have been provided to Parent prior to the date hereof, to the knowledge of the Company as of the date hereof, there is no proceeding by the FDA or any other Governmental Entity, including, but not limited to, a grand jury investigation, a 405 hearing or a civil proceeding, pending or threatened as of the date hereof against the Company or any of its subsidiaries.

      14. Certain Representations and Warranties by Parent and Acquisition. Parent and Acquisition hereby represent and warrant to the Company that each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Amendment and to consummate the transactions contemplated by the Amended Agreement. The execution and delivery of this Amendment and the consummation of the transactions contemplated by the Amended Agreement have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole stockholder of Acquisition, and no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Amendment or to consummate the transactions contemplated by the Amended Agreement. This Amendment have been duly and validly executed and delivered by each of Parent and Acquisition and constitutes a valid, legal and binding agreement of each of Parent and Acquisition, enforceable against each of Parent and Acquisition in accordance with its terms, subject to the Bankruptcy and Equity Exception.

      15. Effect of Amendment. As amended hereby, the Agreement shall remain and continue in full force and effect pursuant to its terms, and the Company, Parent and Acquisition hereby confirm all of the terms of the Amended Agreement. References in the


                                     A-2-7

Agreement to representations and warranties, covenants and other provisions shall be deemed to reflect the modifications, deletions and additions made by this Amendment (including, without limitation, the representations and warranties set forth in paragraphs 12 and 13 above, which are deemed to be added to the Agreement).

      16. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law thereof.

      15. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.



                            [signature page follows]



                                     A-2-8

      IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed on its behalf by the undersigned, thereunto duly authorized, as of the day and year first above written.



                                    ST. JUDE MEDICAL, INC.

                                    By:    /s/ R. Matricaria
                                          --------------------------------
                                    Name:  R. Matricaria
                                    Title: President and Cheif Executive Officer

                                    PACESETTER, INC.

                                    By:    /s/ S. Wilson
                                          --------------------------------
                                    Name:  S. Wilson
                                    Title: Vice President

                                    VENTRITEX, INC.

                                    By:     /s/ M. Meltzer
                                          -----------------------------
                                    Name:   M. Meltzer
                                    Title:  Vice President






                                     A-2-9

                                                                         ANNEX B

                          Goldman, Sachs & Co.
                            85 Broad Street
                        New York, New York 10004
                             (212) 902-1000



Personal and Confidential

March 28, 1997


The Board of Directors
Ventritex, Inc.
701 East Evelyn Avenue
Sunnyvale, CA  94086

Gentlemen:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Ventritex, Inc. (the "Company") of the exchange ratio of 0.56 shares of Common Stock of St. Jude Medical, Inc. ("St. Jude"), par value $0.10 per share (the "St. Jude Shares"), to be received by such holders for each Share (the "Exchange Ratio") pursuant to the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of October 23, 1996 among St. Jude, Pacesetter, Inc., a wholly owned subsidiary of St. Jude, and the Company (the "Agreement"). Prior to (the "Original Merger Agreement") as amended by Amendment No. 1 to the Agreement and Plan of Merger dated March 28, 1997 (as amended, the "Agreement"). We note that we previously provided to you our opinion, dated October 22, 1996 (the "Original Opinion") as to the fairness to the holders of the Shares of the exchange ratio of 0.6 St. Jude Shares for each Share pursuant to the Merger as contemplated by the Original Merger Agreement. The opinion expressed herein, and certain of the information upon which it is based, takes into account certain recent events occurring after the date of our Original Opinion and prior to the date hereof, including crystal hermeticicity failures in certain implanted Cadence model V-110 devices and the related notification and reprogramming activities of the Company (such events, the or simultaneously with the consummation of the Merger, "Interim Events"). We also note that (i) after the date of the Original Opinion and pursuant to the Asset Purchase Agreement (United States), dated as of September 24, 1996, by and among O Acquisition, Inc., Telectronics Pacing Systems, Inc. and TPLC, Inc. and the Asset Purchase Agreement (Australia), dated as of September 24, 1996, among O Acquisition, Inc., Telectronics Pty. Ltd. and Medical Telectronics Pty. Ltd. (collectively, the "Telectronics Agreement"), St. Jude will acquire has acquired substantially all of the cardiac rhythm management assets of Telectronics Pacing Systems, Inc. (collectively with its affiliates, "Telectronics") (the transactions contemplated by the Telectronics Agreement, the "Telectronics Transaction") and that (ii) after the date of the Original Opinion and pursuant to the Original Merger Agreement, the Company repurchased 290,000 of its shares.

Ventritex, Inc.
March 28, 1997



Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of the Company's offering of 5.75% Convertible Subordinated Notes due 2001 in August 1996 and having acted as its financial advisor in connection with, and having participated in certain negotiations leading to, the Agreement. As disclosed to the Company previously, Goldman, Sachs & Co. has provided certain investment banking services to St. Jude from time to time and may do so in the future. In the course of the trading activities of Goldman, Sachs & Co. we may from time to time hold positions in securities or options on securities of St. Jude and the Company. At the close of business on March 27, 1997, Goldman, Sachs & Co. had accumulated a net long position of 8,092 St. Jude Shares. In addition, Goldman, Sachs & Co. had accumulated a net short position of 326,828 of the Company's Shares and had accumulated a long position of $7,420,000 of the Company's 5.75% Convertible Subordinated Notes due 2001.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 30, 1996; Annual Reports to Stockholders and Annual Reports on Form 10-K of St. Jude for the five years ended December 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and St. Jude; the Prospectus, dated August 15, 1996, for the Company's offering of $57,500,000 aggregate principal amount of its 5.75% Convertible Subordinated Notes due 2001; certain other communications from the Company and St. Jude to their respective stockholders, including St. Jude's announcement of results for the fiscal year ended December 31, 1996; certain financial analyses and forecasts for the Company prepared by the Company's management which were revised from the financial analyses and forecasts for the Company provided to us in connection with the rendering of our Original Opinion to take into account the Interim Events and which also included certain analyses and forecasts for the Company as a unit of St. Jude; certain internal financial analyses and forecasts for St. Jude (including analyses and forecasts for Telectronics) prepared by St. Jude management, which analyses and forecasts were revised from the financial analyses and forecasts St. Jude and Telectronics provided to us in connection with the rendering of our Original Opinion based on discussions with St. Jude management; and certain projected cost savings and operating synergies resulting from the Merger and the Telectronics Transaction prepared by St. Jude's management. We also have held discussions with members of the senior management of the Company and St. Jude regarding the past and current business operations, financial condition and future prospects of their respective companies and of St. Jude after giving effect to the Merger and the Telectronics Transaction. With respect to Telectronics, (i) we have reviewed the Telectronics Agreement (ii) with your consent, we have not met with the management of Telectronics and (iii) with your and consent, our review of the Telectronics business was limited to our review

Ventritex, Inc.
March 28, 1997


of the aforementioned Telectronics forecasts and discussions with St. Jude's management in respect of Telectronics. In addition, we have reviewed the reported price and trading activity for the Shares and the St. Jude Shares, compared certain financial and stock market information for the Company and St. Jude with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the medical device and hospital supply industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the revised financial forecasts for St. Jude, including the forecasts in respect of Telectronics and the projected cost savings and operating synergies resulting from the Merger and the Telectronics Transaction, and the Company have been reasonably prepared on a basis reflecting the best currently available judgments of their respective managements. For purposes of our analyses and with your consent, we have taken into account the view of the Company's management of the risks and uncertainties associated with the Company achieving management's forecasts in the amounts and at the times indicated therein. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company, St. Jude or Telectronics or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. You have advised us that we should assume that (i) the settlement agreement and the license agreement with Intermedics, Inc. contemplated by the Agreement are entered into either prior to or simultaneously with the consummation of the Merger and (iii) after giving effect to the Merger and the Telectronics Transaction, St. Jude, directly or indirectly, will own or have the right to use all intellectual property necessary to operate the business of the Company as presently conducted and as presently proposed to be conducted. We have assumed with your consent that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio is fair to the holders of the Shares.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

                                     PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         St. Jude Medical's bylaws require indemnification of its directors and officers to the fullest extent permitted by Minnesota law. St. Jude Medical's bylaws provide that St. Jude Medical shall indemnify any person made or threatened to be made a party to any threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a proceeding by or in the right of the corporation, by reason of the former or present official capacity of the person, provided the person seeking indemnification meets the five criteria set forth in Section 302A.521 of the MBCA as described below.

         St. Jude Medical's bylaws also authorize the Board of Directors, to the extent permitted by applicable law, to indemnify any person or entity not described in the bylaws pursuant to, and to the extent described in, an agreement between St. Jude Medical and such person, or as otherwise determined by the Board of Directors in its discretion.

         St. Jude Medical has entered into indemnification agreements with its directors and officers, which agreements provide for indemnification against certain costs incurred by each director and officer made or threatened to be made a party to a proceeding because of his or her official capacity as a director or officer. The indemnification agreements provide for indemnification to the full extent permitted by Minnesota law.

         Section 302A.521 of the MBCA provides that a corporation shall indemnify any person who was or is made or is threatened to be a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan), settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding if, with respect to the acts or omissions of such person complained of in the proceeding, such person (i) has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit and Section 302A.255 of the MBCA (regarding conflicts of interest), if applicable, has been satisfied; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omissions by such person in his or her official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation.

ITEM 21.  EXHIBITS

(a)  Exhibits

Exhibit No.    Description

     2         Agreement and Plan of Merger, dated as of October 23, 1996, among Ventritex, Inc., St. Jude
               Medical, Inc. and Pacesetter, Inc., and Amendment No. 1 thereto, dated as of March 28, 1997
               (included as Annex A to the Proxy Statement/Prospectus included as part of this Registration
               Statement)
     5         Opinion of Kevin T. O'Malley, Esq. with respect to the legality of the St. Jude Medical Common
               Stock to be registered
     8         Opinion of Weil, Gotshal & Manges LLP with respect to certain United States federal income tax matters
     21*       Subsidiaries of St. Jude Medical
     23.1      Consent of Kevin T. O'Malley, Esq. (included in Exhibit 5)
     23.2      Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8)
     23.3      Consent of Ernst & Young LLP (St. Jude Medical)
     23.4      Consent of Ernst & Young LLP (Ventritex)
     23.5      Consent of KPMG (Telectronics)
     23.6      Consent of Goldman, Sachs & Co.
     24        Power of Attorney (included as part of the signature page of this Registration Statement)
     99.1      Form of Proxy
     99.2      Opinion of Goldman, Sachs & Co. (included as Annex B to the Proxy Statement/Prospectus included as part of this Registration Statement)

------------------------
     * Incorporated herein by reference to St. Jude Medical's Annual Report of Form 10-K for the fiscal year ended December 31, 1996.


(c)  See exhibits 5 and 8 in Item 21(a) above.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

         (a) That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (b) (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

              (2) That every prospectus (i) that is filed pursuant to paragraph
         (b)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota, on the 4th day of April, 1997.

                                           ST. JUDE MEDICAL, INC.

                                           By: /s/ Ronald A. Matricaria
                                              ------------------------------
                                           Ronald A. Matricaria
                                           Chairman, President and
                                           Chief Executive Officer

                                   POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ronald A. Matricaria, Stephen L. Wilson and Kevin T. O'Malley, and each and either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated on the 4th day of April, 1997.

Signature                                            Title
---------                                            ------
         /s/ Ronald A. Matricaria                    Chairman, President,
         ----------------------------------          Chief Executive Officer and Director
         Ronald A. Matricaria                        (Principal Executive Officer)


         /s/ Stephen L. Wilson                       Vice President, Finance, and
         ----------------------------------          Chief Financial Officer
         Stephen L. Wilson                           (Principal Financial and Accounting Officer)


         /s/ Paul J. Chiapparone                     Director
         ----------------------------------
         Paul J. Chiapparone





                                      II-4




         /s/ Thomas H. Garrett III                   Director
         ----------------------------------
         Thomas H. Garrett III



         /s/ Kenneth G. Langone                      Director
         ----------------------------------
         Kenneth G. Langone



         /s/ William R. Miller                       Director
         ----------------------------------
         William R. Miller



         /s/ Charles V. Owens, Jr.                   Director
         ----------------------------------
         Charles V. Owens, Jr.



         /s/ Walter L. Sembrowich                    Director
         ----------------------------------
         Walter L. Sembrowich



         /s/ Daniel J. Starks                        Director
         ----------------------------------
         Daniel J. Starks



         /s/ Roger G. Stoll                          Director
         ----------------------------------
         Roger G. Stoll



         /s/ Gail R. Wilensky                        Director
         ----------------------------------
         Gail R. Wilensky



                                   EXHIBIT INDEX


Exhibit No.    Description

     2         Agreement and Plan of Merger, dated as of October 23, 1996, among Ventritex, Inc., St. Jude
               Medical, Inc. and Pacesetter, Inc., and Amendment No. 1 thereto, dated as of March 28, 1997
               (included as Annex A to the Proxy Statement/Prospectus included as part of this Registration
               Statement)
     5         Opinion of Kevin T. O'Malley, Esq. with respect to the legality of the St. Jude Medical Common
               Stock to be registered
     8         Opinion of Weil, Gotshal & Manges LLP with respect to certain United States federal income tax matters
     21*       Subsidiaries of St. Jude Medical
     23.1      Consent of Kevin T. O'Malley, Esq. (included in Exhibit 5)
     23.2      Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8)
     23.3      Consent of Ernst & Young LLP (St. Jude Medical)
     23.4      Consent of Ernst & Young LLP (Ventritex)
     23.5      Consent of KPMG (Telectronics)
     23.6      Consent of Goldman, Sachs & Co.
     24        Power of Attorney (included as part of the signature page of this Registration Statement)
     99.1      Form of Proxy
     99.2      Opinion of Goldman, Sachs & Co. (included as Annex B to the Proxy Statement/Prospectus included as part of this Registration Statement)

     * Incorporated herein by reference to St. Jude Medical's Annual Report of Form 10-K for the fiscal year ended December 31, 1996.